Form 20-F
period 2025-12-31
ASE Technology Holding Co., Ltd.
filed 2026-04-01
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
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
As of December 31, 2025, 4,447,029,782 Common Shares, par value NT$10 each, were outstanding.**
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
of the Exchange Act).
Yes ☐      No ☒
** As a result of the exercise of employee share options subsequent to December 31, 2025, as of February 28, 2026, we had 4,453,797,582 Common Shares outstanding.

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

•	“DIR” are to the Department of Investment Review of the R.O.C. Ministry of Economic Affairs;

•	“EMS” are to electronic manufacturing services;

•	“EU” are to the European Union;

•	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•	“FAFG” or “FAFG Group” are to Financiere AFG, a simplified limited liability company organized under the laws of France and, unless the context requires otherwise, its subsidiaries;

•	“FSC” are to the Financial Supervisory Commission of the R.O.C.;

•	“GAPT” are to Global Advanced Packaging Technology Limited, a company incorporated in Cayman Islands;

•

“HCC,” “HCC Group,” or “Hirschmann” are to Hirschmann Car Communication Holding S.a.r.l., a company organized under the laws of Luxembourg, which was merged with Hirschmann Mobility Holding GmbH in 2025, and, unless the context requires otherwise, its subsidiaries;

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

•	“SiP” are to system-in-package;

•	“SPIL” or “SPIL Group” are to Siliconware Precision Industries Co., Ltd., and, unless the context requires otherwise, its subsidiaries;

•	“SPIL Acquisition” are to ASEH’s effort to effect an acquisition of 100% of the common shares and American depositary shares of SPIL pursuant to the Joint Share Exchange Agreement;

•	“SPILSZ” are to Siliconware Technology (Suzhou) Limited, a company incorporated under the laws of the P.R.C.;

•

“Taiwan-IFRS” are to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRS Accounting Standards as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the FSC;

•	“TWSE” are to Taiwan Stock Exchange;

•	“Universal Scientific Industrial” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the R.O.C.;

•	“USIFR” are to Universal Scientific Industrial (France), a simplified limited liability company organized under the laws of France;

•	“USI Shanghai” or “USISH” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“U.S.” refers to the United States of America;

•	“USI Group” are to USI Inc. and its subsidiaries;

•	“USI Inc.” are to USI Inc., a company incorporated under the laws of the R.O.C.;

•	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the P.R.C.

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the U.S.; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the R.O.C.; references to “RMB” are to the currency of the P.R.C.; references to “JPY” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of the Republic of Singapore; references to “KRW” are to the currency of the Republic of Korea; references to “EUR” are to the currency of the EU; references to “HKD” are to the currency of Hong Kong; references to “TND” are to the currency of Tunisia; and references to “MXN” are to the currency of Mexico. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 31, 2025, which was NT$31.37=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2025, which was RMB6.9931=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On March 18, 2026, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$31.84=US$1.00. On March 18, 2026, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB6.8726=US$1.00.

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

•	We rely on a limited number of key customers in certain products for our revenues, and our results of operations may be adversely affected by a reduction of our key customers’ business.

•	Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials and energy in a timely manner and at a reasonable price.

•	If we are unable to manage our expansion or investments effectively, our growth prospects may be limited, and our future profitability and core business operations may be adversely affected.

•	If we are unable to obtain sufficient funding in a timely manner or on acceptable terms, our results of operations and financial conditions may be materially and adversely affected.

•	Any global political, economic, or financial crisis, as well as trade barriers, could adversely affect our business, financial condition, and results of operations.

•	Inflation and fluctuations in interest rates could adversely affect our business, financial condition, results of operations, and cash flows.

•	Fluctuations in exchange rates could adversely affect our business, results of operations, or financial condition.

•	Any impairment charges may have a material adverse effect on our financial results or condition.

•	Cyber-attacks could harm our business, financial condition, and results of operations.

•	A reversal or slowdown in AI-driven demand within the semiconductor industry could adversely affect our growth prospects and profitability.

•	Failure to grasp the future development or application of AI could adversely affect our business, financial condition, and results of operations.

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

Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing, and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services and would likely have a material adverse effect on our financial condition and results of operations. In 2025, approximately 45.8%, 24.0% and 30.2% of our operating revenues from packaging and testing of semiconductors were attributed to communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 31.0%, 10.2%, 35.7%, 12.8% and 10.3% of our operating revenues from EMS were attributed to communications, computing, consumer electronics applications, industrial, and automotive applications and others, respectively. Across end-use applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services and EMS could adversely affect our growth prospects and profitability.

Semiconductor manufacturers with internal packaging and testing capabilities, including integrated device manufacturers (IDMs), foundries and original equipment manufacturers (OEMs), have increasingly outsourced stages of the production process, such as packaging and testing and EMS to third-party providers. This trend has been driven by the need to reduce costs, eliminate product complexity, and meet fast-to-market requirements. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of “fabless” semiconductor companies that outsource their manufacturing, packaging, and testing requirements to third-party providers. We cannot ensure that these entities will continue to outsource their packaging, testing, and manufacturing requirements to third parties like us. Furthermore, during an economic downturn, these manufacturers typically rely more on their own in-house packaging and testing capabilities, therefore decreasing their need to outsource. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

Global economic uncertainty could adversely affect the demand for our products and services, and a protracted global economic crisis would have a material adverse effect on us.

Global economic growth in recent years has faced more uncertainty. Our revenue and net income are impacted to a significant extent by economic and financial conditions in Asia and globally, as well as economic and financial conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control, including political instability, military conflicts (such as the ongoing Russia-Ukraine conflict and the U.S.-Israeli-Iran conflict), pandemics (such as coronaviruses and flu) and natural disasters (such as earthquakes, floods, and droughts).

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

The markets of semiconductor packaging and testing and EMS are very competitive. We face competition from many sources, including other independent semiconductor packaging and testing companies, IDMs, and other EMS providers with large-scale manufacturing capabilities who can quickly react to market changes. In addition, some foundry players have actively invested and expanded their advanced packaging capacity and gained some customer bases with their services and solutions.

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

In addition, some of our competitors may have superior financial, marketing, manufacturing, research and development and technological resources than we do. For example, the P.R.C. government has supported its domestic companies in the semiconductor industry. Similarly, our customers may face competition from their competitors in the P.R.C., and such competitors may also receive significant subsidies from the P.R.C. government. As we are upstream providers, the impact of such government policies on competition and price pressure of our customers may negatively impact our business. Increasing competition may lead to declines in product prices and profitability and could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our Common Shares and ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly the cyclical nature of the semiconductor and electronics industries and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices;

•	changes in prices for our products or services;

•	volume of orders relative to our packaging, testing and manufacturing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	our ability to obtain or develop substitute raw materials with lower cost;

•	our ability to successfully develop or market new products or services;

•	our ability to successfully manage product mix in response to changes in market demand and differences in margin associated with different products;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to acquire, or design and produce, cost-competitive interconnect materials, and provide integrated solutions for EMS;

•	fluctuations in the exchange rate;

•	fluctuations in interest rates;

•	international trade disputes, geopolitical tensions, leading to increasing export control restrictions and sanctions, trade barriers, tariffs and other changes in trade policy; and

•	typhoons, earthquakes, droughts, epidemics, tsunamis and other natural disasters, as well as industrial and other incidents such as fires and power outages.

Due to the factors listed above, our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of our Common Shares and ADSs, and thus the market value of your investment, may fall.

Due to our high percentage of fixed costs, we may be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

Our operations, in particular our testing operations and leading-edge advanced packaging, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with our acquisitions of equipment and facilities. Our profitability depends not only on the pricing levels for our services or products, but also on utilization rates for our machinery and equipment, commonly referred to as “capacity utilization rates.” Increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost generally decreases as fixed costs are spread over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins. We cannot ensure that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

We may not be successful in pursuing mergers and acquisitions. Any mergers or acquisitions we make may lead to a diversion of management resources.

Our future success may depend on acquiring businesses and technologies, making investments, or forming joint ventures that complement, enhance, or expand our current product offerings or otherwise offer growth opportunities. In pursuing such acquisitions, we may face competition from other companies in the semiconductor industry. Mergers and acquisitions involve certain integration risks and uncertainties, including the difficulty in integrating technologies, systems, products, policies and operations, coordinating geographically separate organizations and combining different corporate cultures, utilizing capital and other resources in an optimal manner and addressing unanticipated costs or liabilities. Furthermore, our ability to acquire or invest in suitable targets may be limited by applicable laws and regulations in the R.O.C., P.R.C., U.S., European countries, and other jurisdictions where we do business. Even if the businesses we acquire are successfully integrated with our existing business, the benefits of such transactions may not be realized within the anticipated time frame or at all. Each of these risks could have a material adverse effect on our business, financial condition, and results of operations.

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

Our results of operations also depend on the performance and business of our key customers. Accordingly, risks that could seriously harm our key customers—including their loss of market share, a recession in their respective end-markets, failure of their products to achieve widespread commercial acceptance, or our key customers’ inability to manage their operations efficiently and effectively—could harm us as well.

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

Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers, such as Kinsus Interconnect Technology Corporation, Nan Ya Printed Circuit Board Corporation, and Unimicron Technology Corporation. The growing demand for high-performance computing (HPC) driven by artificial intelligence (or “AI”), and the supporting infrastructure such as servers, data centers, and networking equipment has resulted in increased demand for semiconductor chips. However, this demand has also led to greater complexity in chip and substrate design. Specifically, the Ajinomoto Build-up Film (ABF) substrate, a crucial component for manufacturing high-performance chips, may face a higher risk of supply shortages or extended lead times due to potential strong demand for AI, elevated manufacturing difficulty, and heavy capital requirements for capacity expansion.

Operations conducted through our wholly owned subsidiaries, ASE Electronics and ASE Shanghai, have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2025, our interconnect materials operations supplied approximately 8.7% of our consolidated substrate requirements by value. We do not expect that these internal interconnect materials operations will be able to meet all our interconnect materials requirements for the foreseeable future. Consequently, we will remain dependent on market supply and demand for our substrates.

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

We have significantly expanded our operations through strategic acquisitions and joint ventures in recent years. We anticipate that further expansion will be required as we adapt to the changing needs of customers.

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

Our businesses regularly require significant capital investments in order to support the expansion of our facilities both domestically and globally. If we are required to rapidly increase our current geographical footprint to fulfill our customers’ needs, our capital requirements may increase suddenly and significantly. In addition to capacity expansion, we will also need increasing levels of resources to fund our research and development activities in order to remain competitive, and to support operations outside of our existing footprint. We believe that our existing cash and cash equivalents, marketable securities, expected cash flow from operations, and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, and cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months.

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

In order to meet customer demand, we need to expand existing facilities or obtain suitable land for construction of new facilities. Both expansion and construction projects are currently underway or being contemplated. Such expansion or construction may require us to obtain land use or development rights. If we are unable to obtain new or additional land or land use rights in a timely manner, we could experience significant fulfillment delays in our customers’ orders, resulting in negative impacts on our results of operations. In addition, semiconductor businesses are capital intensive and require significant investment in expensive equipment manufactured by a limited number of vendors. The market for semiconductor equipment is characterized by intense demand, limited supply, and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of vendors. From time to time, we have also leased equipment. We have no binding supply agreements with any of our vendors and acquire our equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor products and services also require sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could adversely affect our growth prospects as well as financial condition and results of operations. See “Item 4. Information on the Company—Business Overview—Equipment.”

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

In recent years, several major political, economic and financial crises have negatively affected global business and financial markets, including the semiconductor industry. For example, since 2018, the U.S. and the P.R.C. have imposed tariffs on certain of each other’s exports. The imposition of trade tariffs globally, particularly between the U.S. and the P.R.C., may adversely affect economic conditions. The U.S. government’s recent imposition of additional tariffs on numerous countries, and the potential for trade disputes with other countries, have created increased uncertainty in international trade. These measures include semiconductor-specific tariffs, which the U.S. government intends to increase over time, as well as elevated baseline and country-specific tariffs. The U.S. government’s international trade policy and its implementation of tariffs continues to evolve in light of U.S. judicial decisions and negotiations with global trading partners. The imposition of such tariffs could increase our costs, which we may not be able to pass on to our customers, and could adversely affect our business, financial condition, and results of operations.

Furthermore, the broader political environment or international trade policies could lead to further revisions in laws or regulations, changes in their interpretation and enforcement, increased taxation, trade sanctions, import or export duties and tariffs, or restrictions on trade, all of which may adversely affect our results of operations. The U.S. government has also enacted trade measures, including licensing requirements on exporting certain advanced computing and semiconductor manufacturing items, as well as AI-related items to the P.R.C. or other designated countries. On the other hand, in response to U.S. trade restrictions, the P.R.C. government has intensified its efforts to support domestic semiconductor companies through financial incentives and policy measures aimed at achieving self-sufficiency in semiconductor production and reduce reliance on foreign suppliers amid its heightened rivalry with the U.S. These measures further increase the uncertainty of our business operations related to the P.R.C. supply chain. The increasing economic uncertainty and the related investment risk in the P.R.C. resulting from trade tensions have heightened customers’ concerns. We build flexible and resilient supply chains to address shifts in market conditions and to satisfy customer needs, broadening our markets through expansion of overseas operations, joint ventures, acquisitions, and other strategic investments. While we strive to maintain a cost-competitive manufacturing and attract customers through supply chain diversification, fragmented operations may increase our vulnerability to market disruptions and adversely affect our results of operations.

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

The political relationship between South Korea and North Korea has been tense throughout Korea’s modern history. The level of tension between the two countries has heightened and may increase abruptly as a result of current or future events. In recent years, there have been increasing security concerns stemming from North Korea’s nuclear weapons and long-range missile testing, and uncertainty regarding North Korea’s actions and potential responses from the international community. Although we do not derive any revenue from, nor sell any products in, North Korea, any further rising tension on the Korean Peninsula could affect our business, financial condition, results of operations, and the market value of our Common Shares and ADSs.

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

On December 31, 2024 (the “December 31 judgment”), the Taiwan High Court Kaohsiung Branch Court issued a ruling in a criminal proceeding brought by the Taiwan Kaohsiung District Prosecutors Office, finding Dr. Tien Wu, our director and chief operating officer, guilty on certain charges and not guilty on others and sentencing him to 22 months of judicial custody. Dr. Tien Wu subsequently filed an appeal against the portion of the judgment finding him guilty. The Taiwan Kaohsiung District Prosecutors Office did not appeal the portion finding him not guilty, which therefore became final and non-appealable. Following Dr. Tien Wu’s appeal, the Supreme Court of the R.O.C. reversed the guilty portion of the December 31 judgment finding him guilty and remanded that portion of the case to the Taiwan High Court Kaohsiung Branch Court on July 10, 2025, on the grounds that Taiwan High Court Kaohsiung Branch Court failed to investigate evidence that should have been examined during the trial of the December 31 judgment. On February 11, 2026, the Taiwan High Court Kaohsiung Branch Court rejected the appeal filed by the Taiwan Kaohsiung District Prosecutors Office and affirmed the February 5, 2020 judgment by the Taiwan Kaohsiung District Court that found Dr. Tien Wu NOT guilty (the “February 11 Judgment”). On March 2, 2026, the Taiwan Kaohsiung District Prosecutors Office filed an appeal against the February 11 Judgment. The final outcome of the remanded proceedings remains pending and uncertain.

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

On October 26, 2018, the R.O.C. Securities and Futures Investors Protection Center (the “SFIPC”) filed a civil lawsuit against Dr. Tien Wu and ASEH, requesting the court to remove Dr. Tien Wu from ASEH’s board of directors based on Article 10-1 of the R.O.C. Securities Investor and Futures Trader Protection Act (the “Director Removal Case”). On August 25, 2020, the Taiwan Ciaotou District Court ruled in favor of Dr. Tien Wu. SFIPC filed an appeal against the August 25, 2020 judgment and the appeal was rejected by the Taiwan High Court Kaohsiung Branch Court on September 29, 2021 (the “September 29 judgment”). On October 20, 2021, SFIPC filed another appeal against the September 29 judgment. The Supreme Court of the R.O.C. reversed the September 29 judgment and remanded this case to the Taiwan High Court Kaohsiung Branch Court on May 25, 2022. On January 8, 2025, SFIPC’s appeal was rejected by the Taiwan High Court Kaohsiung Branch Court (the “January 8 Judgment”). SFIPC then filed an appeal against the January 8 Judgment. The Supreme Court of the R.O.C. reversed the January 8 Judgment and remanded this case to the Taiwan High Court Kaohsiung Branch Court on December 17, 2025, where it is now being tried.

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

High inflation rates may adversely affect our business by increasing the costs of the raw materials, energy, labor, and transportation. Current or future efforts by various governments to stimulate their economies may increase the risk of inflation. In the event of an increase in inflation, we may need to increase the sales prices of our services in order to maintain satisfactory profits; however, such increases may not be accepted by our customers and may not sufficiently compensate for the negative impacts of inflation. At a macro level, inflation might reduce households’ disposable income and reduce people’s savings, which may decrease discretionary spending and negatively impact the sales of our customers’ products and, correspondingly, their demand for our manufacturing services. If we are unable to fully offset the effects of increased inflation, we may have material adverse impacts on our business, financial condition, results of operations, and cash flows.

As a result of inflationary pressure and macroeconomic instability, various governments may adopt monetary policies that will lead to higher interest rates. Higher interest rates may adversely affect our financing costs, including the costs of our current debt and leasing payments. There is no assurance that we will be able to effectively mitigate the interest rate risk, even after utilizing certain financing instruments. Further, in higher interest rate environments, our customers may reduce their overall investment in product development by cutting their capital expenditures and research and development expenses. Such reductions in capital expenditures and research and development expenses by our customers may reduce the amount of business that we receive from them and adversely affect our results of operations.

Fluctuations in exchange rates could adversely affect our business, results of operations, or financial condition.

Within our global operations, significant transactions and balances are denominated in currencies other than the NT dollar. A significant portion of our revenues and capital expenditures are denominated in U.S. dollars. In contrast, our operating costs and operating expenses are primarily incurred in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, and EUR. As a result, fluctuations in exchange rates will affect our financial condition and results of operations. These fluctuations could result in exchange losses in NT dollar and other local currency terms, even though we have implemented hedging and mitigating techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Market Risk—Foreign Currency Exchange Rate Risk.”

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

Any impairment charges may have a material adverse effect on our financial results or condition.

Under IFRS Accounting Standards, we are required to evaluate our tangible assets, right-of-use assets, goodwill and other intangible assets for impairment whenever triggering events or changes in circumstances indicate that the assets may be impaired. If certain criteria are met, we are required to record an impairment charge.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over several years in the future. We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not occur in periods subsequent to the date of this annual report. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed. Any impairment charge could have a material adverse effect on our financial results or condition.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business and results of operations.

We are required to comply with various R.O.C. and the U.S. laws and regulations on internal controls, including but not limited to Section 404 of the Sarbanes-Oxley Act. However, internal controls over financial reporting may not prevent or detect misstatements because of its inherent limitations. Any failure to maintain effective internal control over financial reporting could harm our business, erode investor confidence in our financial statements, and negatively impact the trading price of our Common Shares and ADSs. Furthermore, we could be subject to criminal penalties or shareholder litigation if we fail to remedy any deficiencies or maintain the adequacy of our internal controls. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures” for details.

Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition, and results of operations.

We are a party to numerous loans and other agreements relating to the incurrence of debt, which may include restrictive covenants and broad default provisions. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, and make certain investments and payments, other than in connection with restructurings of consolidated entities, and encumbering or disposing of assets. In addition, any global economic deterioration or ineffective expansion may cause us to incur significant net losses or force us to assume considerable liabilities. We cannot ensure that we will be able to remain in compliance with our financial covenants, which, as a result, may lead to a default. This may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under any agreement by us or our subsidiaries may trigger cross-defaults under agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition, and results of operations.

As of December 31, 2025, we were not in breach of any of the financial covenants under our existing loan agreements. There is no assurance that we will not breach any such financial covenants under our loan agreements in the future or that we will obtain a waiver from the relevant bank for any future breaches in a timely manner.

We could potentially face tax uncertainties arising from our decisions, activities, and operations or any changes in tax laws in jurisdictions in which we operate, which may adversely affect our operations.

We have business operations in multiple countries and our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, which could increase our effective tax rate and adversely affect our reputation and operations. There are many activities in our daily operations that may also give rise to tax issues, ranging from procurement, research and development activities, manufacturing to product storage and distribution, among others. Additional tax liabilities such as double taxation, inapplicability of tax incentives, tax adjustment, and related interest and penalties may arise if tax issues are not dealt with appropriately. Changes in the tax laws and regulations present considerable variations in interpretation and enforcement, which could result in more stringent compliance measures and tax audits in the jurisdictions in which we operate. Furthermore, our tax expenses and effective tax rates could be affected as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic Cooperation and Development (the “OECD”). Failure to comply with any change in tax laws could result in unfavorable tax consequences to us and have an adverse impact on our business, financial condition, and results of operations.

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

In addition, increasing global efforts to combat climate change may lead to the enactment of stricter laws and regulations aimed at reducing carbon emissions. With an increasing number of governments likely to adopt carbon tax mechanisms, we may be forced to incur significant expenses to comply with applicable environmental and climate-related laws and regulations. These potential expenses include, but are not limited to, paying any incurred carbon taxes if our emission levels exceed applicable thresholds; obtaining renewable energy sources, renewable energy certificates or carbon credits; and substituting more environmentally friendly raw materials in our operations, which may be more costly or less readily available than our existing raw materials.

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

Considering the relatively high prices of renewable energy in Taiwan, transitioning towards net-zero emissions presents a significant challenge to us. However, in order to meet the demand for sustainable energy in our production processes and fulfill our commitments to our domestic and foreign customers, our major subsidiaries have established the Taiwan Renewable Energy Platform to negotiate renewable energy procurement. Through the platform, we plan to continue to purchase solar photovoltaic and onshore wind power, and negotiate with the government for purchases of Phase 3-1 and Phase 3-2 offshore wind power. We purchase green power certificates from overseas facilities to increase our use of renewable energy. We also enter into long-term corporate power purchase agreements with multiple suppliers. The implementation of these goals and initiatives may require considerable investments, and our goals, with all of their contingencies, dependencies, and in certain cases, reliance on third-party performance, are complex and may change. We cannot guarantee that our goals and initiatives will be fully realized in a timely manner or at all, and projects that are completed as planned may not achieve the results we anticipate. Any failure, or perceived failure, by us to adhere to our public statements, comply fully with developing interpretations of ESG laws and regulations, or meet evolving and varied stakeholder expectations and standards could harm our business, reputation, financial condition, and operating results.

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

A reversal or slowdown in AI-driven demand within the semiconductor industry could adversely affect our growth prospects and profitability.

A significant portion of our recent growth and anticipated future revenue is tied to the rapid expansion of AI applications. The demand for our advanced packaging and testing services is increasingly driven by customers developing AI processors, HPC chips, and specialized AI accelerators. However, the AI market is characterized by rapid evolution and uncertainty. If the adoption of AI technologies by enterprises or consumers slows down, or if the anticipated return on investment for AI infrastructure fails to materialize for our customers, there could be a significant reduction in the volume of high-end semiconductor devices requiring our services. A significant reduction in AI-related demand would lead to lower utilization rates for our specialized equipment and facilities, potentially resulting in stranded assets, margin compression and a material adverse effect on our financial condition and results of operations.

Failure to grasp the future development or application of AI could adversely affect our business, financial condition, and results of operations.

As the markets for AI solutions continue to develop rapidly, demand for these products may be unpredictable and may vary significantly over time. These factors may adversely impact demand for our products that support AI solutions. We dedicate substantial efforts to research and development in order to meet customers’ evolving needs. We also make investments in AI technologies to drive greater efficiency and optimize manufacturing process in our AI-powered smart factories. However, the development and use of AI technologies are complex and involve significant costs and risks. AI systems may have limitations, including biases and inaccuracies, and are subject to risks of system failures or disruptions, as well as risks relating to cybersecurity, data protection, intellectual property and ethics. Costs associated with the implementation of AI technologies, including acquiring, deploying, maintaining and updating AI technologies, could significantly increase our operating costs. There is no assurance that these investments will be successful or will achieve the benefits we anticipated or will be more cost-effective. Any failure to respond effectively to industry developments may significantly impair our business operations.

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

Our business could be materially and adversely affected by widespread health epidemics, natural disasters or other events including wars, acts of terrorism, environmental accidents, power shortages, utility outages, or communication interruptions. Disruptive events may have a material adverse effect on our business, financial condition, and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations, significantly disrupt supply chains and logistics services, or severely impact consumer behaviors and the operations of merchants, business partners, and other participants in our ecosystem. Our operations could also be disrupted if any of our employees or employees of our business partners contract or are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all these employees or disinfect the facilities used for operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic, or other outbreak harms the global economy in general.

Risks Relating to Taiwan, R.O.C.

Strained relations between the R.O.C. and the P.R.C. and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of our Common Shares and ADSs.

Our principal executive offices and facilities are located in Taiwan and approximately 55.4%, 55.1% and 58.9% of our operating revenues in 2023, 2024, and 2025, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

The supply of electrical power in Taiwan is susceptible to power disruptions that could be prolonged and frequent, caused by overload as a result of high demand or other reasons. Such power disruptions could further be exacerbated by the government’s increasingly strict energy management measures which could increase our manufacturing costs, thereby adversely impacting our financial condition and results of operations.

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

There has been no trading market outside the R.O.C. for our Common Shares and the only trading market for our Common Shares is the TWSE. The outstanding ADSs are listed on the NYSE. There is no assurance that the market for our Common Shares or ADSs will be active or liquid.

Although ADS holders are entitled to withdraw our Common Shares underlying ADSs from the depositary at any time, the R.O.C. law requires that our Common Shares be held in an account in the R.O.C. or sold for the benefit of the holder on the TWSE. In connection with any withdrawal of Common Shares from our ADS facility, ADSs evidencing these Common Shares will be canceled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs. If a significant number of withdrawals are affected, the liquidity of our ADSs will be substantially reduced. We cannot ensure that the ADS depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility.

If a non-R.O.C. holder of ADSs withdraws and holds Common Shares, such holder of ADSs will be required to appoint a tax guarantor, local agent, and custodian in the R.O.C. and register with the TWSE or the Taipei Exchange in order to buy and sell securities on the TWSE.

When a non-R.O.C. holder of ADSs elects to withdraw and hold Common Shares represented by ADSs, such holder of ADSs will be required to appoint an agent for filing tax returns and making tax payments in the R.O.C. Such agent will be required to meet the qualifications set by the R.O.C. Ministry of Finance and, upon appointment, becomes the guarantor of the withdrawing holder’s tax payment obligations. Evidence of the appointment of a tax guarantor, the approval of such appointment by the R.O.C. tax authorities, and tax clearance certificates or evidentiary documents issued by such tax guarantor may be required as conditions to such holder repatriating the profits derived from the sale of Common Shares. We cannot ensure that a withdrawing holder will be able to appoint, and obtain approval for, a tax guarantor in a timely manner.

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

The trading price of our ADSs may be affected by the trading price of our Common Shares on the TWSE. The R.O.C. securities market is smaller and more volatile than the securities markets in the U.S. and in many European countries. The TWSE has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the TWSE. During 2025, the TWSE Weighted Index peaked at 28,963.60 on December 31, 2025, and reached a low of 17,391.76 on April 9, 2025, and the trading price of our Common Shares ranged from NT$115.0 per Share to NT$255.0 per Share. On March 18, 2026, the TWSE Weighted Index closed at 34,348.58 and the closing value of our Common Shares was NT$357.50 per Share.

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

The ability to deposit Common Shares into our ADS facility is restricted by R.O.C. law. A significant number of withdrawals of Common Shares underlying our ADSs would reduce the liquidity of ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our Common Shares on the TWSE. Under current R.O.C. law, no person or entity, including shareholders and ourselves, may deposit our Common Shares in our ADS facility without specific approval of the FSC, unless:

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

The voting rights of a holder of ADSs as to our Common Shares represented by its ADSs are governed by the deposit agreement. Holders of ADSs will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors, the depositary will cause all Common Shares represented by ADSs to be voted in that manner. If the depositary does not receive timely instructions representing at least 51% of ADSs outstanding at the relevant record date to vote in the same manner for any resolution, including the election of directors, holders of ADSs will be deemed to have instructed the depositary or its nominee to authorize all our Common Shares represented by ADSs to be voted at the discretion of our chairman or his designee, which may not be in the interest of holders of ADSs. Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings of shareholders, only holders representing at least 51% of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings of shareholders. Hence, only one proposal may be submitted on behalf of all ADS holders.

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

We cannot predict the effect, if any, that future sales of Common Shares or ADSs, or the availability of Common Shares or ADSs for future sales, will have on the market price of our Common Shares or ADSs at any time. Sales of substantial numbers of Common Shares or ADSs in the public market, or the perception that such sales may occur, could depress the prevailing market prices of our Common Shares or ADSs.

Techniques employed by short sellers may drive down the trading price of ADSs.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would endeavor to defend against any such short seller attacks, we may be constrained in how we can oppose a relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could divert our management’s attention from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact ADSs and their value could be greatly reduced or rendered worthless.

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

ASEH directly controls ASE Group, SPIL Group, USI Group, ASE Social Enterprise Co., Ltd., and ASE Global Integrated Solutions Co., Ltd. ASEH’s main manufacturing facilities are located in Taiwan, the P.R.C., South Korea, Japan, Singapore, Malaysia, the Philippines, Vietnam, Mexico, America, Poland, France, the United Kingdom, Germany, Tunisia, the Czech Republic, and Hungary. Our principal executive offices are located at 26, Chin 3rd Road, Nanzih District, Kaohsiung, Taiwan, R.O.C. and our telephone number at the above address is (886-7) 361-7131. Our Common Shares have been listed on the TWSE under the symbol “3711” and ADSs representing our Common Shares have been listed on the NYSE under the ticker symbol “ASX.” In 2024, we completed the acquisition of 100% shareholdings of ASEPCAYMAN and CHE. In January 2026, we obtained control over EugenLight Technologies.

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

SPIL Acquisition

In light of the increase in competition and the consolidation trends in the global semiconductor industry, ASE proposed a strategic plan to SPIL that involved consolidating the operations of the two companies. In 2015, ASE started purchasing SPIL shares through concurrent tender offers in the R.O.C. and the U.S. In 2016, ASE entered into the Joint Share Exchange Agreement with SPIL, pursuant to which ASEH was formed by means of a statutory share exchange pursuant to the laws of the Republic of China, and ASEH (i) acquired all issued shares of ASE in exchange for shares of ASEH, and (ii) acquired all issued shares of SPIL using cash consideration.

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

We have been purchasing shares of Universal Scientific Industrial since 1999. In 2010, upon several acquisitions through cash and stock tender offer, Universal Scientific Industrial became our subsidiary. In 2012, USI Shanghai completed its IPO on the Shanghai Stock Exchange with the symbol “601231.” In 2015, Universal Scientific Industrial completed a spin-off from USI Inc. In 2016, following the completion of a series of share transfers, USI Inc. became the parent company of the USI Group. In 2018, as a result of a series of organizational changes including spin-offs and mergers, ASEH directly controlled USI Inc. In 2020 and 2023, USI Shanghai completed the acquisition of FAFG and Hirschmann, respectively. In 2025, USI Group restructured Hirschmann, which became indirectly held by USI Inc.

China Site Dispositions

In 2021, ASEH and Beijing Wise Road Asset Management Co., Ltd. (the “Wise Road Capital”) entered into a Sale and Purchase Agreement by which ASEH to sell shares and equity interests in GAPT Holding Limited (GAPT Holding Limited directly or indirectly holds 100.0% equity interests in Global Advanced Packaging Test (HongKong) Limited, ASEWH, ASEN and Advanced Shanghai) and ASEKS to Wise Road Capital or its designated affiliate in exchange for a cash consideration in an aggregate amount of NT$36,939.1 million. In March 2023, the board of directors of GAPT resolved to acquire around 19.0% shareholding of Hong Kong United Ascend Holdings Limited. In January 2024, this resolution was amended to acquire 16.48% shareholding instead. The payment of all consideration was made with the remaining proceeds (US$380.0 million) from the disposal of subsidiaries in 2021 and the transaction was completed in September 2024.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$791.7 billion in 2025. We believe that overall growth and cyclical fluctuations will continue over the long term in the semiconductor industry.

EMS

EMS providers generally achieve significant economies of scale in manufacturing by leveraging shared product design expertise and offering value-added services such as warranties and repairs. Companies that do not require continuous production have increasingly outsourced their manufacturing to these providers, enabling such companies to respond quickly and efficiently to sudden demand surges and latest market trends without maintaining large inventories.

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

The availability of technologically advanced independent manufacturing services has also enabled the growth of “fabless” semiconductor companies, focusing on design and marketing while outsourcing wafer fabrication, packaging, and testing to independent companies. We believe that the growth in the number and scale of fabless semiconductor companies that rely solely on independent manufacturers will continue to drive our growth. Similarly, the availability of technologically advanced independent manufacturing services has encouraged IDMs, traditionally reliant on in-house manufacturing, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

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

Examples of mergers and acquisitions by and among semiconductor design companies, integrated device and chips manufacturers, and software business providers include Intel’s acquisition of Altera, ON Semiconductor’s acquisition of Fairchild, NXP Semiconductors’s acquisition of Freescale Semiconductor, Avago Technologies’s acquisition of Broadcom, Infineon’s acquisition of Cypress, NXP Semiconductors’s acquisition of Marvell’s Wi-Fi Connectivity Business, NVIDIA’s acquisition of ARM Limited, Analog Devices’s acquisition of Maxim Integrated Products, AMD’s acquisition of Xilinx, Broadcom’s acquisition of VMware, Silver Lake’s acquisition of Altera, and Qualcomm’s acquisition of Alphawave Semi.

Examples of mergers and acquisitions by and among semiconductor packaging and testing companies include Jiangsu Changjiang Electronics Technology’s acquisition of STATS ChipPAC, Nantong Fujitsu Microelectronics’s acquisition of the packaging and testing factory of AMD, Amkor’s acquisition of J-Devices, and Tianshui Huatian Technology’s acquisition of Unisem.

Throughout our history, we have similarly undertaken several mergers and acquisitions, including the acquisitions of SPIL Group, Motorola’s semiconductor assembly and test sites, ISE Labs, EEMS Test Singapore, and Infineon’s manufacturing subsidiaries in the Philippines and South Korea.

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

Overview of Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process can be generally divided into the following stages:

We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description

1. Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections.

2. Engineering Test	Throughout and following the design process, prototype semiconductors undergo engineering testing, which involves software development, electrical design validation, and reliability and failure analysis.

3. Wafer Fabrication	Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

4. Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

5. Packaging (or Assembly)	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation.

6. Final Test	Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment, known as testers, and customized software to electrically test several attributes of packaged semiconductors, including functionality, speed, predicted endurance, and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal/RF/3D IC/discrete final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

Process	Description

7. Module, Board Assembly, and Test	Module, board assembly, and test refers to the combination of one or more packaged semiconductors with other components in an integrated module or board to enable increased functionality.

8. Material	Material refers to the interconnection of materials which connect the input/output on the semiconductor dies to the printed circuit board, such as substrate, leadframe, and flip chip.

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

Grow Our Packaging and Testing Services and Expand Our Range of Offerings

We believe that an important factor in attracting leading semiconductor companies to be our customers is our ability to fulfill the demand for a broad range of packaging and testing solutions on a large scale. We intend to continue to develop process and product technologies to meet the packaging and testing requirements of clients. Our expertise in packaging technology has enabled us to develop sophisticated solutions such as 2.5D/FO-MCM/FO-EB/ CoWoS/CoPoS/CoWoP/CPO/3D IC, flip chip packaging, bump chip carrier packaging, stacked die packaging, leading-edge advanced packaging and fine-pitch wire bonding. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

We have been expanding our semiconductor testing business in response to growing demand for comprehensive testing solutions in the semiconductor industry. By offering testing turnkey solutions, we enable semiconductor companies to shorten product cycle times and improve product quality. We remain committed to expanding our testing business to meet the evolving needs of customers worldwide.

The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the convergence of assembly processes at different levels of integration: chip, module, board, and system. In response to this miniaturization and growing complexity, we have focused on providing module assembly services and, in addition, USI Group has provided us with access to process and product technologies at the levels of module, board, and system assembly and testing, which helps us to better anticipate industry trends and take advantage of potential growth opportunities. We expect to continue to combine our packaging, testing, and materials technologies with the expertise of USI Group at the systems level to develop our SiP business.

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

We expect to focus on providing cost-competitive services through better management of capacity utilization and efficiency improvements and offer our services on a large scale with the intention of driving more IDM outsourcing in the long run.

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, improvement of research and development capabilities, economies of scale and management resources, and closer proximity to existing and potential customers. For example, in 2023, we acquired HCC Group to expand our automotive wireless business, in 2024, we acquired Infineon Group’s manufacturing subsidiaries in the Philippines and South Korea to expand power chip module packaging and testing and lead frame packaging, and in March 2026, the board of directors of ASE Malaysia resolved to acquire Analog Devices’s manufacturing subsidiaries in Malaysia to enhance supply chain resilience and manufacturing diversity.

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

In addition to Taiwan, we have major operations in the following locations:

•	P.R.C. — a fast-growing market for semiconductor and electronics manufacturing;

•	South Korea — an important center for the manufacturing of memory and communications devices;

•	Malaysia, Singapore, the Philippines and Vietnam — each a center for outsourced semiconductor and electronics manufacturing in Southeast Asia;

•	Silicon Valley in California — the preeminent center for semiconductor design, with a concentration of fabless customers;

•	Japan — an emerging market for packaging and testing outsourcing services as Japanese IDMs increasingly outsource their semiconductor manufacturing requirements;

•	Mexico — a development and manufacturing center for electronic products across different industries with an auxiliary service depot to provide technical services; and

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

Principal Products and Services

We offer a broad range of semiconductor packaging and testing services. In addition, we provide EMS through USI Group. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive, and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing, and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing, and direct shipment of semiconductors to end users designated by our customers. Our EMS are used in a wide range of end-use applications, including, but not limited to, computing, peripherals, communications, industrial applications, automotive electronics, and server applications. In 2025, our revenues generated from packaging, testing, and EMS accounted for 47.8%, 11.1% and 39.9% of our operating revenues, respectively.

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

The following table sets forth our principal wirebonding packages.

Package Types	Number of Leads	Description	End-Use Applications

Advanced Quad Flat No-Lead Package (aQFN)	104-276	aQFN allows for leadless, multi-row, and fine-pitch lead frame packaging and is characterized by enhanced thermal and electrical performance. aQFN is a cost-effective packaging solution due to its cost-effective materials and simpler packaging process.	Telecommunications products, wireless local access networks, personal digital assistants, digital cameras, low to medium lead count packaging information appliances.

Quad Flat Package (QFP)/Low 44-256 profile and Thin Quad Flat Package (LQFP/TQFP)	44-256	Designed for advanced processors and controllers, application-specific integrated circuits, and digital signal processors.	Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital networks, and notebook computers.

Quad Flat No-Lead Package (QFN)/ Dual-Row QFN (DR-QFN)/ Microchip Carrier (MCC)	8-176	QFN/DRQFN, also known as types of MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards. Dual-Row is to increase the lead counts for product requirement.	Cellular phones, wireless local access networks, personal digital assistant devices, and digital cameras.

Package Types	Number of Leads	Description	End-Use Applications

Small Outline Plastic Package (SOP)/Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.	Consumer audio/video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks, and hard disk drives.

Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions, and audio/video applications.

Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games, and monitors.

Plastic Dual In-line Package (PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications, and computer peripherals.

Plastic BGA	119-1520	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application-specific integrated circuits, digital signal processors, and memory devices.	Telecommunications products, global positioning systems, notebook computers, disk drives, and video cameras.

Stacked-Die BGA	120-1520	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Telecommunications products, local area networks, graphics processor applications, digital cameras, and pagers.

Package-on-Package (POP, aMAP POP)	136-904	This technology places one package on top of another to integrate different functionalities while maintaining a compact size. It offers procurement flexibility, low cost of ownership, better total system cost and faster time to market. Designers typically use the topmost package for memory applications and the bottommost package for ASICs. By using this technology, the memory known good die issue can be mitigated and the development cycle time and cost can be reduced.	Cellular phones, personal digital assistants, and system boards.

Land Grid Array (LGA)	10-72	Leadless package, which is essentially a BGA package without the solder balls. Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.	High-frequency integrated circuits such as wireless communications products, computers servers, personal computer peripherals, and MEMS sensors.

Advanced Packages. The semiconductor packaging industry has evolved to meet the requirements of high-performance electronics products. We believe that there will be growing demand for packaging solutions with increased input/output density, smaller size, and a better heat dissipation characteristic.

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

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications
Wafer-Level Chip Scale Package (aCSP)	4-792	A wafer-level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras, and camcorders.

Flip Chip Scale Package (FC-CSP,a-fcCSP)	16-1287	A lightweight package with a small, thin profile provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize wireless technology, cellular phones, GPS devices, and personal computer peripherals.

Flip Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System-in-Package for Flip Chip + Memory known good package inside with better electrical performance package types.	Application processor for smartphone and data modem on portable devices.

Flip Chip PoP (Package on Package) (FC-CSP PoP)	500-1300	SoC (System-on-Chip) die for Assembly to Bottom package and then applied for memory package on top inside with better electrical performance package types.	High-tier application processor for smartphones and data modem on portable devices.

Flip Chip BGA/ HFCBGA (High Performance / Heat Spreader / FCBGA)	16-5475	Using advanced interconnect technology, the flip chip BGA packages allow higher density of input/output connection over the entire surface of the dies. HFCBGA is designed for the semiconductor high-performance requirement of high density of interconnects.	High-performance networking, graphics, server, and data center processor applications.

Hybrid (Flip Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed known good die to integrate ASIC and memory (flash, SRAM, and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications, and personal digital assistants.

aS3	up to 300	Ultra-thin profile package which is an excellent middle pin-count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high-performance requirement.

Integrated Passive Device (IPD)	~ 20	IPD can provide a high-performance/high Q-factor inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (the “SMT”) process and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV, and personal digital assistants.

HBPoP (High-Bandwidth Package On Package)	~ 1300	High-Bandwidth POP can provide a data rate and good signal integrity for Cellular AP, an integration solution for ASIC and memory, decoupling functions for multiple memory mount applications.	Cellular phones and application processors.

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

ASEH is a market leader in SiP technologies from design to assembly with high-volume manufacturing. SiP involves the integration of multiple components from IC chips and components including ASICs, Memory, Analog & mixed signals devices, passives, MEMs, sensors, antennas, and other devices into one single package. SiP and Modules products are gaining significant traction within the industry, given growing demand for miniaturized electronic devices that deliver more functions and higher performance, lower power, greater speed, and increased bandwidth. ASEH’s SiP portfolio includes flip chip and wirebond multichip packaging, embedding technologies such as SESUB, and wafer-level technologies including fan-out and IPD. IPD uses a wafer-level process to integrate passive components on an individual substrate. Recent IPD innovation involves the extension of the RDL (Redistribution) process to build a high-quality factor (Q) inductor and RF circuits on top of silicon wafers. It can be used in the following three approaches to enhance product performance: 1) replace discrete components such as Balun and Filter, 2) integrate other passive components and act as interposer, and 3) replace PWB and act as a substrate of the module. In addition, we leverage some of our SMT-based technologies, such as compartment shielding, double-sided module, and antenna integration.

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

As AI and HPC continue to make inroads on a global basis, we believe there is an increased demand for semiconductor devices that deliver enhanced performance, lower latency, increased bandwidth, and greater power efficiency. ASEH strives to meet the increasing package complexity needs related to increasing I/O density, expanding power delivery requirements and providing more robust inter-die connectivity from AI & HPC products. We have established ourselves as a leader through the successful introduction of leading-edge advanced packaging solutions, which have played a pivotal role in bringing advanced ASIC and HBM products to the marketplace.

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

The following table sets forth our leading-edge advanced packaging technologies.

Package Types	Number of Leads	Description	End-Use Applications
FOWLP (Fan-Out Wafer-Level Package)	~ 1500+	FOWLP provides an extended solution/package type to integrate most different functional chips or packages and to have good reduction in resistance and inductance over FCCSP, better thermal performance and smaller form factors of packages, and can be applied for different stack or SiP solutions.	Cellular phones, logic devices, power management, RF, Codec, IoT, wearables, and networking.

Fanout Package-on-Package (FOPoP)	1520	An RDL-based package that integrates a fan-out bottom package with a standard package mounted on the top side, utilizing fine-pitch plated Cu posts for through-mold vertical interconnections. The bottom package features two RDLs (top and bottom routing planes) connected by the Cu posts, formed through wafer-level fan-out technology, enabling thinner and finer electrical traces.	Application processors for smartphone and antenna-in-packages for mobile/automotive.

Fanout Chip-on-Substrate (FOCoS)	3000-7000	A fan-out package flip-chip mounted on a high pin count BGA substrate. It incorporates an RDL facilitating shorter die-to-die interconnections between multiple chips.	ASICs and HBM for HPC, networking, server and AI/ML applications.

Fanout Chip-on-Substrate-Bridge (FOCoS-Bridge)	3000-14000	FOCoS—Bridge further utilizes tiny silicon bridge with routing layers as in-package interconnect between chiplets. The silicon bridges are embedded in the fan-out RDL layer to achieve faster data transfer rates.	Multi-die and HBM integration for AI, data center, server and networking applications. Memory and passive integration for APU/CPU/GPUs and chiplets for applications across AI, data center, mobile, auto processors, communication infrastructure, and networking.

Fanout System-in-Package (FOSiP)	Customized	FOSiP can achieve higher performance and smaller form factor through fan-out RDL.	Smartphones, tablets, RF infrastructures, edge computing, and IoT devices.

2.5D and 3D IC	3000-14000	2.5D/3D include multiple IC within the same package. In a 2.5D structure, two or more active semiconductor chips are placed side-by-side on a silicon interposer to achieve extremely high die-to-die interconnect density. In a 3D structure, active chips are integrated through die stacking to achieve shortest interconnects and smallest package footprint.	High-end GPUs, high-end FPGA, network switch / routers for data center & 5G infrastructure, AI accelerators for AI training.

Co-Packaged Optics	3000-14000	CPO/silicon photonics serve as a conduit for light propagation and leverage the established CMOS ecosystem, encompassing front-end and back-end processes, to realize high-density photonic integrated circuits. This approach enables the implementation of intricate optical functionalities, such as filtering or modulation, on a compact chip at a low cost.	ASICs on network switch and stand-alone laser engine for high speed.

Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include substrate, which is a multilayer miniature printed circuit board, and is an important element of the electrical characteristics and overall performance of semiconductors. We produce substrates for use in our packaging operations.

The demand for higher-performance semiconductors in smaller packages will continue to spur the development of IC substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2025, our interconnect materials operations supplied approximately 8.7% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2023	2024	2025
Bumping, Flip Chip, WLP, and SiP	51.3%	54.6%	59.6%

Wirebonding(1)	39.8%	36.3%	32.9%

Discrete and others	8.9%	9.1%	7.5%

Total	100.0%	100.0%	100.0%

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

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

In recent years, complex, high-performance logic/mixed-signal/RF semiconductors, including AI processor/switch, automotive ADAS chips and SiP/MEMS modules, have accounted for an increasing portion of our testing revenues.

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

Logic/Mixed-signal/RF Module and SiP/Discrete Final Testing. We conduct final tests of a wide variety of logic/mixed-signal/RF semiconductor devices and SiP/MEMS/discrete modules, with the number of leads or bumps ranging from the single digits to over 30 thousand and operating frequencies of over 44 Gbps for digital semiconductors and 44 GHz for satellites and 5G mm Wave semiconductors, which are at the high end of the range for the industry. The products we test include applications for wired, wireless, and mobile communications, satellite communications, automotive, home entertainment, IoT, personal computer, AI, and HPC applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

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

•

Burn-In Testing. Burn-in testing is the process of electrically stressing a device, usually running at high temperatures and voltages, for a period of time to simulate the continuous use of the device to determine whether this use would cause failures.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing services.

	Year Ended December 31,
	2023	2024	2025
Front-end engineering testing	3.1%	2.0%	2.0%

Wafer probing	35.4%	40.3%	44.0%

Final testing	61.5%	57.7%	54.0%

Total	100.0%	100.0%	100.0%

EMS

We provide integrated solutions for EMS in relation to computing, peripherals, communications, industrial, automotive, and server applications through USI Group. The key products and services we offer to our customers include:

•	Computing: motherboards for server and PCs; AI cards; peripherals; docking station; network attached systems; solid state drives;

•	Communications: Wi-Fi; SiP;

•	Consumer products: control boards for flat panel devices; SiP;

•	Automotive electronics: automotive EMS; automotive wireless solutions; powertrain systems; power module; telematics;

•	Industrial products: point-of-sale systems; smart handheld devices; and

•	Others: field replacement units; return material authorization; medical/health related products.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Quarterly Operating Revenues, Gross Profit and Gross Margin.”

Sales and Marketing

Sales and Marketing Presence

We maintain sales and marketing offices in Taiwan, the U.S., Belgium, Singapore, the P.R.C., South Korea, Malaysia, Japan, and a number of other countries. We also have sales representatives operating in certain other countries in which we do not have offices. Our sales and marketing offices in Taiwan are located in Hsinchu, Taichung and Kaohsiung. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers we endeavor to keep abreast of market trends and developments. We also provide advice on production process technology to our major customers planning the introduction of new products. When placing orders, our customers specify which of our facilities will receive the orders. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “—Qualification and Correlation by Customers.”

Customers

Our five largest customers together accounted for approximately 48.0%, 48.4% and 46.5% of our operating revenues in 2023, 2024, and 2025, respectively. One customer (including other customers for whom OEM services were provided on its behalf) accounted for more than 10.0% of our operating revenues in 2023, 2024, and 2025.

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

	Year Ended December 31,
	2023	2024	2025
Communications	50.8%	50.9%	45.8%

Computing	18.1%	18.1%	24.0%

Consumer electronics/industrial/automotive/others	31.1%	31.0%	30.2%

Total	100.0%	100.0%	100.0%

Our EMS provides a wide range of products with end-use applications. The following table sets forth a breakdown of the percentage of our operating revenues generated from our EMS for the periods indicated by the principal end-use applications.

	Year Ended December 31,
	2023	2024	2025
Communications	35.9%	34.7%	31.0%

Computing	8.9%	10.1%	10.2%

Consumer electronics	31.6%	31.7%	35.7%

Industrial	13.3%	11.6%	12.8%

Automotive	8.3%	9.8%	8.3%

Others	2.0%	2.1%	2.0%

Total	100.0%	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2023	2024	2025
U.S.	63.6%	60.2%	56.7%

Taiwan	12.1%	15.0%	18.0%

Asia	13.0%	13.9%	15.2%

Europe	11.2%	10.7%	10.0%

Others	0.1%	0.2%	0.1%

Total	100.0%	100.0%	100.0%

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

Pricing

We price our packaging services and EMS by considering the actual costs and prevailing market prices. We price our testing services primarily on the basis of the amount of time, measured in central processing unit seconds, taken by the automated testing equipment to execute the test programs specific to the products being tested, as well as the cost of the equipment, with additional consideration of prevailing market prices. Prices for our packaging, testing, and EMS are confirmed at the time orders are received from customers, which is typically several weeks before delivery.

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

We produce substrates for use in our packaging operations. In 2025, our interconnect materials operations supplied approximately 8.7% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”

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

Testing

For the functional and burn-in testing of semiconductors, no other raw materials are needed. However, we often design and outsource the manufacturing of test interface products such as load boards, probe cards, system level test boards, burn-in boards and required kits.

EMS

Our manufacturing processes use many raw materials. For 2025, raw materials costs accounted for 78.7% of our operating revenues from EMS. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals, and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products provided.

To ensure quality, on-time delivery and pricing competitiveness, we have established both a standardized supplier assessment system and an evaluation mechanism, continued to maintain close working relationships with our suppliers, and jointly created a stable and sustainable supply chain. In addition, we adjusted the procurement strategy in line with industry trends as well as the nature of raw materials, and decentralized the sources of raw materials to lower our supply concentration risk. However, we cannot ensure that we will not experience any shortages or price increases in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials and energy in a timely manner and at a reasonable price.”

Equipment

Packaging

The wire bonding process is important for routing the signal out of die to the system for the IC wire-bonding solutions. Thus, wire bonder is the key equipment used for such process. As products become finer and finer pitch, the bumping process will replace the wire bonding process for the signal routing purpose. Thus, sputter and plater will be the crucial equipment for this type of process.

Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of January 31, 2026, we operated an aggregate of 25,001 wire bonders. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grinds, wafer mounts, wafer saws, heat sink placement, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws, and scanners. We purchase our packaging equipment from major international manufacturers, including All Ring Tech Co., Ltd., Marketech lnternational Corp., Grand Process Technology Corporation, Tokyo Electron Limited, and Lam Research Corporation.

Testing

Testing equipment is the most capital-intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and acquire the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, primarily Teradyne, Inc., Tokyo Electron Limited, and Advantest Corporation. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on, and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of January 31, 2026, we operated an aggregate of 7,456 testers. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers, and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

EMS

The SMT assembly line is the key facility of our electronic manufacturing operations and generally includes a printer and one or two high-speed mounters and/or a multifunction mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement, and (iii) solder reflow. High-speed SMT assembly systems offer both economic and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 205 SMT lines as of January 31, 2026.

Intellectual Property

As of January 31, 2026, we held a total of 6,358 patents, 1,938 Taiwan patents, 2,026 U.S. patents, 2,248 P.R.C. patents, 96 Europe patents, and 50 patents in other countries related to various semiconductor packaging technologies and invention, utility, and design on our EMS. In addition, as of January 31, 2026, we had a total of 2,249 pending patent applications, 263 in Taiwan, 739 in the U.S., 1,220 in the P.R.C., 22 in Europe, and 5 in other countries. Moreover, we filed several trademarks applications in Taiwan, the U.S., the P.R.C., and the EU. For example, “ASE,” “aCSP,” “a-EASI,” “a-fcCSP,” “aQFN,” “a-QFN,” “a-S3,” “a-TiV,” “aWLP,” “a-WLP,” “iSiP,” “iWLP,” “aSiM,” “SiP-id” “SPIL,” “HSiP,” “XnBay,” “Emerald,” and “VIPack” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Infineon Technologies AG, TDK Corporation, and DECA Technologies Inc. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer-level packaging, and other technologies used in the production of package types, such as BCC, flip chip BGA, film BGA, aQFN, and chip embedding. One of our license agreements with Infineon Technologies AG will remain in effect until expiration of the patents licensed by the agreement, and the other automatically renews each year unless otherwise agreed between the parties. Our license agreements with TDK Corporation and DECA remain in effect until expiration of their respective patents licensed by the agreements.

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

Quality Control

We believe that our process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as our customers. We maintain quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians, and other employees who monitor the processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls, and corrective action systems. Our quality control employees operate quality control stations along with production lines, monitor clean room environments, and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems that are designed to ensure high-quality products/service to customers, high testing reliability, and high production yields at our facilities. We also have established an environmental management system in order to comply with the environmental standards of our customers and the countries within which they operate. See “—Raw Materials and Suppliers—Packaging.” In addition, our facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

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

Location	IATF 16949(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	ISO 14067(6)	IECQ HSPM QC 080000 (7)	Sony Green Partner (8)	ISO 45001(9)	TOSHMS(10)	ISO 50001(11)	ISO 13485(12)	ISO 28000(13)	ISO 26262(14)	ISO 15408- EAL6(15)	TL 9000((16)	ISO 22301(17)	RBA Edited (18)	ISO/ IEC 27001(19)	GSMA SAS-UP(20)	ISO 46001(21)	ISO 21434(22)	IEC 62443 -2-1(23)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
P.R.C.	✓	✓	✓		✓		✓	✓	✓		✓						✓	✓	✓
South Korea	✓	✓	✓				✓	✓	✓						✓			✓	✓
Japan	✓	✓	✓		✓		✓	✓	✓		✓							✓
Malaysia	✓	✓	✓		✓		✓	✓	✓			✓		✓				✓
Singapore	✓	✓	✓		✓		✓		✓						✓			✓
U.S.		✓	✓	✓	✓				✓		✓							✓
the Philippines	✓	✓	✓						✓

(1)	IATF 16949 standard provides continual improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain.

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

We also have strict process controls in our EMS business. Universal Global Scientific Industrial Co., Ltd.’s facilities in Nantou, Taiwan, are considered suitably equipped by the US Defense Logistics Agency to perform the MIL-STD-883 tests on assemble, seal, and test hybrid microcircuits in compliance with MIL-PRF-38534 Classes H and K. USI Asteelflash Poland Sp. z o.o. is in compliance with VDA 6.3 audit, which focuses on process audit for planning and manufacturing of products and services, and VDA 6.5, which is a qualification for product audit. The table below sets forth the certifications or verifications we have obtained for our EMS facilities.

Location	IATF 16949	ISO 9001	ISO 14001	ISO 17025	ISO 14064-1	TISAX(1)	IECQ HSPM QC 080000	ISO 45001	TOSHMS	ISO 50001	ISO 13485	ISO 22301	ISO 26262	TL 9000	RBA Edition	ISO 21434	ISO/IEC 27001	AS/EN 9100: 2016(2)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
P.R.C.	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓	✓
Mexico	✓	✓	✓		✓	✓	✓	✓		✓	✓		✓		✓
Poland	✓	✓	✓					✓			✓						✓
United Kingdom	✓	✓	✓					✓
U.S.	✓	✓	✓								✓
France	✓	✓	✓								✓							✓
Germany	✓	✓	✓		✓	✓		✓			✓
Czech Republic		✓	✓
Tunisia	✓	✓	✓
Vietnam	✓	✓	✓		✓		✓	✓		✓					✓
Hungary	✓		✓			✓		✓

(1)	TISAX standard provides the assessment and exchange mechanism for information security in the automotive industry.

(2)	AS/EN 9100: 2016 standard provides the management of development, production, manufacturing, installation, construction, and maintenance as well as trade and distribution for the aerospace industry.

The global market for semiconductor packaging and testing markets is highly competitive. We face competition from a number of sources and IDMs with in-house packaging and testing capabilities and fabless semiconductor design companies with their own in-house testing capabilities. Some of these IDMs have commenced, or may commence, in-house packaging and testing operations in Asia. Substantially all of packaging and testing companies that compete with us have established operations in Taiwan and across the region.

IDMs that use our services continuously evaluate our performance against their own in-house packaging and testing capabilities. These IDMs may have access to more sophisticated technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency at lower cost while maintaining equivalent or higher quality for several reasons. First, as we benefit from specialization and economies of scale by providing services to a large base of customers across a wide range of products, we are better able to reduce costs and shorten production cycles through high-capacity utilization and process expertise. Second, as a result of our customer base and product offerings, our equipment generally has a longer useful life. Third, as a result of the continuing reduction of investments in in-house packaging and testing capacity and technology at IDMs, we are better positioned to meet their packaging and testing requirements on a large scale.

Our packaging and testing business also faces actual and potential competition from companies at other levels of the supply chain, which have the financial resources and technical capabilities to enter into and effectively compete within the industry. For example, TSMC has offered advanced packaging technologies such as integrated fan-out (the “InFO”) technology.

Our EMS business faces significant competition from other EMS providers with comprehensive integration, wide geographic coverage, and large production capabilities that enable them to achieve economies of scale. We believe, however, that we can still achieve satisfactory performance in the market given that we have been able to provide products with high quality and we are capable of designing new products by cooperating with our customers.

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

In order to demonstrate our commitment to environmental protection, in December 2013, ASE’s board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the following 30 years. We have made contributions in the amount of NT$100.0 million (US$3.2 million) for each of the years 2023, 2024 and 2025 through the ASE Environmental Protection and Sustainability Foundation, which we established as a channel to continuously implement the activities related to environmental protection projects in Taiwan.

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

Climate Change Management

The board of directors of ASEH serves as the supervisory and governance body for climate-related issues. It is responsible for approving risk policies, overseeing climate-related risks, and making decisions pertaining to climate matters. The board of directors has established the risk management committee and the corporate sustainability and information security committee (the “CSISC”, formerly the corporate sustainability committee) as bodies responsible for managing climate-related risks and opportunities. Each committee consists of directors who are separately responsible for managing climate risks and climate sustainability strategies, promoting sustainable development, implementing risk management mechanisms, and implementing decisions made by the board of directors. We report on the management and execution status of climate-related issues to the board of directors on a quarterly basis, enabling the board of directors to understand the impact of climate change on our business operations and develop corresponding strategies. We conduct annual assessments of climate-related physical and transition risks. We utilize questionnaires to identify extreme weather events, including but not limited to heavy rainfall, drought, and significant temperature changes. Additionally, we assess the potential impact and influence of these weather events on our business operations and finances. In order to effectively implement our climate-related policies, the executive secretariat of the risk management committee collaborates with our subsidiaries to conduct an identification and assessment of climate-related physical and transition risks. This process involves using questionnaires and collecting data to identify physical and transition risks or events that could affect our business objectives, as well as their financial and operational implications. Based on the findings of this process, countermeasures and management strategies are proposed, and the results of climate risk identification are reported to the board of directors by the CSISC annually, which tracks the implementation status of our climate measures regularly.

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

We are dedicated to providing high efficiency products as well as investing in the research and development of eco-friendly design. Starting from the product design stage, we actively incorporate environmentally friendly materials into production processes. We have also maintained a multi-site certification for ISO 14001, ISO 14064-1, ISO 14047, and ISO 50001, which regularly examines the effectiveness of our environment and energy management systems. Global warming and climate change are contributing to extreme weather patterns and causing more stress to the environment. As global citizens, we are taking measurable actions to support and promote environmental sustainability. We have signed up with the major customer’s “Supplier Clean Energy Program” to increase our energy efficiency and transition to clean and renewable electricity. We have also joined the Semiconductor Climate Consortium (SCC) which is the first global collaborative of semiconductor ecosystem companies focused on reducing greenhouse gas emissions across the value chain, and Taiwan Institute for Sustainable Energy’s Net-zero Emission Alliance in pledging commitment to Net-zero 2030/2050, to build a supply chain that is resilient, transformative, and progressive.

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

To improve overall energy management, we established a green energy platform composed of multiple departments of the Group as well as teams based in Taiwan. We have allocated resources to support our suppliers in establishing GHG and product carbon footprint management systems that accelerate their efforts to meet emission regulatory requirements. In 2022, we collaborated with third party consultants on a medium to long term supplier low carbon guidance program which was conducted both online and in-person. The program not only supports suppliers to obtain external certifications such as ISO 14064-1certification and ISO 14067 but also facilitates carbon inventory management across the supply chain. During the guidance process, we identify carbon hotspots within suppliers’ operational processes and execute relevant emission reduction plans. By expanding the scope of engagement with our supply chain, we work with suppliers to enhance their carbon management capabilities and leverage our influence in the industry. As part of our strategic efforts to build a stable and more sustainable supply chain, we typically hold the Supplier Sustainability Awards every two or three years, which recognizes suppliers with outstanding performance in sustainability. The award program was jointly organized by all three ASEH subgroups. A new supplier incentive program focusing on ASEH’s Low Carbon, Circular, Collaborative and Inclusive strategies was launched, and the number of participating suppliers expanded. The program encourages suppliers to submit sustainability partnership projects of a 1-2 year duration for review by ASEH and independent third parties. The submitted projects will undergo a rigorous selection process based on the implementation timeframe and efficacy, and selected projects will be funded by the ASE Environmental Protection and Sustainability Foundation.

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure, including our principal packaging, testing, and EMS manufacturing subsidiaries as of January 31, 2026. Except for USI Inc., the following chart does not include intermediate holding subsidiaries, internal trading subsidiaries, or those subsidiaries without manufacturing operations and in the process of construction. For complete information on our subsidiaries, see Note 4 to our consolidated financial statements included in this annual report.

ASE HOLDINGS
ASE Technology Holding Co., Ltd.
100%
100%
100%
ASE
Advanced Semiconductor Engineering, Inc.
USI
USI Inc.
SPIL
Siliconware Precision Industries Co., Ltd.
100%
ASE Japan Co., Ltd.
ASE Singapore Pte. Ltd.
ASE Electronics Inc.
ASE (Shanghai) Inc.
ASE Electronics (M) Sdn.Bhd.
ASE (Korea) Inc.
ASE Co., Ltd.- Philippines Branch
ASE Cheonan, Inc.
Wuxi Tongzhi Microelectronics Co., Ltd.
ASE Test Inc.
ISE Labs, Inc.
0.76%
70.88%
75.1%
Universal Scientific Industrial (Shanghai) Co., Ltd.
Hirschmann Car Communication GmbH
Hirschmann Car Communication Kft.
100%
59.43%
Universal Global Technology (Kunshan) Co., Ltd.
Universal Global Technology (Shanghai) Co., Ltd.
Universal Global Technology (Huizhou) Co., Ltd.
EugenLight Technologies
Universal Global Scientific Industrial Co., Ltd.
Universal Scientific Industrial Co., Ltd.
UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED
USI Asteelflash Poland Sp. z o.o.
Universal Scientific Industrial De Mexico S. A. De C. V.
ASTEEL-FLASH TUNISIE S.A.
Asteelflash Suzhou Co., Ltd.
ASTEEL-FLASH TECH-NOLOGIE
ASTEEL-FLASH FRANCE
ASTEEL-FLASH (BEDFORD) LIMITED
ASTEEL-FLASH DESIGN SOLUTIONS HAMBURG GmbH
ASTEEL-FLASH MEXICO S.A. de C.V.
ASTEEL-FLASH Germany GmbH.
ASTEEL-FLASH USA CORP.
ASTEEL-FLASH PLZEN S.R.O.
100%
Siliconware Technology (Suzhou) Limited

Our Consolidated Subsidiaries

ASE Group

ASE Inc., which was established on March 23, 1984, is headquartered in Taiwan and provides packaging and testing services, wafer sort testing, final testing services, substrate design, and manufacturing. Major subsidiaries of ASE Group include ASE Inc. (includes ASE Chung Li), ASE Test Taiwan, ASE Malaysia, ISE Labs, ASE Singapore, ASE Electronics, ASE Korea, ASE Japan, ASE Shanghai, Wuxi Tongzhi, CHE, and ASEPCAYMAN (includes ASE Co., Ltd. - Philippines Branch).

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

As of January 31, 2026, we held 100.0% interest in USI Inc., 71.6% interest in USI Shanghai through USI Inc. and ASE Shanghai, 75.1% interest in HCC Group through USI Inc., and 100.0% interest in FAFG through USIFR and USI Shanghai. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company—USI Group and USI Group Restructuring” for more information.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing, and electronic manufacturing facilities globally. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies, and geographic locations. With our diverse facilities we are able to tailor our packaging, testing, and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space, and ownership of our principal manufacturing facilities in operation as of January 31, 2026. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, R.O.C.	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries. Focuses primarily on packaging services such as flip chip, wafer bumping, and fine-pitch wire bonding.	10,795,000	Land: leased Buildings: owned and leased
	Chung Li, R.O.C.	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,187,000	Land and buildings: owned
ASE Test Taiwan	Kaohsiung, R.O.C.	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for IDMs, fabless design companies, and system companies.	1,306,000	Land: leased Buildings: owned and leased
ASE Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of IDMs.	1,735,000	Land: leased Buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Korea	Paju, South Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor, and automotive applications.	1,532,000	Land and buildings: owned
ISE Labs	California, U.S.	Acquired in May 1999	A front-end engineering and final testing facility located in Northern California in close proximity to some of the world’s largest fabless design companies.	144,000	Land and buildings: owned
ASE Singapore Pte. Ltd.	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers, and consumer applications.	443,000	Land: leased Buildings: owned and leased
ASE Shanghai	Shanghai, P.R.C.	June 2004	Design and production of semiconductor packaging materials.	1,718,000	Land and buildings: leased
ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated semiconductor packaging and testing facility that specializes in cellular phone, household appliance, and automotive applications.	108,000	Land and buildings: leased
ASE Electronics	Kaohsiung, R.O.C.	August 2006	Facilities for the design and production of interconnect materials such as substrates used in semiconductor packaging.	612,000	Land: leased Buildings: owned
Wuxi Tongzhi	Wuxi, P.R.C.	Acquired in May 2013	An integrated semiconductor packaging and testing facility that specializes in consumer applications.	78,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
CHE	Cheonan, South Korea	Acquired in August 2024	An integrated semiconductor packaging and testing facility.	11,000	Land and buildings: leased
ASE Co., Ltd. - Philippines Branch	Cavite, the Philippines	Acquired in August 2024	An integrated semiconductor packaging and testing facility.	148,000	Land: leased Buildings: leased and owned
Universal Scientific Industrial	Nantou, R.O.C.	Acquired in February 2010	Manufacture and sales of electronic components and related accessories.	401,000	Land and buildings: owned
Universal Scientific Industrial De Mexico S.A. De C.V.	Guadalajara and Tonala, Mexico	Acquired in February 2010	Manufacture of motherboard manufacture and computer components.	2,031,000	Land and buildings: owned
USI Shanghai	Shanghai, P.R.C.	Acquired in February 2010	Design, manufacture, and sales of electronic components.	1,786,000	Land: leased Buildings: owned and leased
Universal Global Technology (Kunshan) Co. Ltd.	Kunshan, P.R.C.	August 2011	Design and manufacture of electronic components.	994,000	Land and buildings: leased
Universal Global Scientific Industrial Co., Ltd.	Nantou, R.O.C.	February 2010	Manufacture of electronic components of telecommunication products and cars, and provision of related R&D services.	1,219,000	Land: owned Buildings: owned and leased
Universal Global Technology (Shanghai) Co., Ltd.	Shanghai, P.R.C.	Established in September 2013	Sales and processing of computer and communication peripherals as well as business in import and export of goods and technology.	989,000	Land and buildings: leased
USI Asteelflash Poland Sp. z o.o.	Wroclaw-Kobierzyce, Poland	Acquired in October 2019	Design and manufacture of electronic components and new electronic applications.	510,000	Land and buildings: owned
Universal Global Technology (Huizhou) Co., Ltd.	Huizhou, P.R.C.	October 2021	Research and manufacture of new electronic applications, communications, computers, and other electronics products; provides auxiliary technical services as well as import and export services.	1,899,000	Land: leased Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	Haiphong, Vietnam	July 2021	Manufacture of IC assembly for wearable devices.	1,733,000	Land and buildings: owned
EugenLight Technologies	Chengdu, P.R.C.	Acquired in January 2026	Manufacture, sales as well as research and development of high-data rate optoelectronic components and optical engines.	98,000	Land and buildings: leased
Hirschmann Car Communication Kft.	Bekescsaba, Hungary	Acquired in October 2023	Manufacture and sales of antenna products and RF amplifiers, connectors and wave straps.	618,000	Land and buildings: owned
Hirschmann Car Communication GmbH	Neckartenzlingen, Germany	Acquired in October 2023	Manufacture, sales as well as research and development of printed circuit board assemblies (PCBAs) and tuners.	378,000	Land and buildings: leased
ASTEELFLASH (BEDFORD) LIMITED	Bedford, United Kingdom	Acquired in December 2020	Design and manufacture of electronic components, such as industrial, telecommunication, IoT, data processing, consumer electronics, and aerospace related devices.	51,000	Land and buildings: leased
ASTEELFLASH FRANCE	Mercin-et-Vaux, Normandie, Duttlenheim, Langon, and Grenoble, France	Acquired in December 2020	Manufacture of electronic components, such as PCBA and BOXBUILD, and in-house assembly and component storage	671,000	Land and buildings: owned
ASTEELFLASH TUNISIE S.A.	La Soukra, Tunisia	Acquired in December 2020	Manufacture of electronic components, such as PCBA assembly, coating, varnishing, and in-circuit testing capabilities.	276,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASTEELFLASH TECHNOLOGIE	Alencon, France	Acquired in December 2020	Design and manufacture of industrial components as well as projection of plastic.	172,000	Land and buildings: owned
Asteelflash Suzhou Co., Ltd.	Suzhou, P.R.C.	Acquired in December 2020	Design and manufacture of electronic components, such as in SMT assembly for PCBA and system assembly/box build for module/final product in different segments.	1,460,000	Land: leased Buildings: owned and leased
Asteelflash Germany GmbH.	Bad Hersfeld, Germany	Acquired in December 2020	Design and manufacture of electronic components, such as PCB assembly and high/medium mix to low/medium volume electronic manufacturing services.	1,005,000	Land and buildings: owned and leased
ASTEELFLASH DESIGN SOLUTIONS HAMBURG GmbH	Hamburg, Germany	Acquired in December 2020	Design and manufacture of electronic components, such as low/mid volumes with mid/high complexity products.	34,000	Buildings: leased
ASTEELFLASH PLZEN S.R.O.	Pilsen, Czech Republic	Acquired in December 2020	Design and manufacture of electronic components, such as solder paste printers and in-line solder paste inspection.	42,000	Land and buildings: leased
ASTEELFLASH USA CORP.	California, U.S.	Acquired in December 2020	Design and manufacture of electronic components, such as solder paste printers and in-line solder paste inspection.	130,000	Land and buildings: leased
ASTEELFLASH MEXICO S.A. de C.V.	Tijuana, Mexico	Acquired in December 2020	Design and manufacture of electronic components such as automotive and commercial products.	265,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
Siliconware Precision Industries Co., Ltd.	Taichung, Changhua, Yunlin and Hsinchu, R.O.C.	Acquired in April 2018	Packaging and testing facility, which offers semiconductor packaging and testing services.	11,429,000	Land: owned and leased Buildings: owned
SPILSZ	Suzhou, P.R.C.	Acquired in April 2018	Packaging and testing facility, which offers semiconductor packaging and testing services.	2,171,000	Land: leased Buildings: owned

We have leased land in the Kaohsiung Nanzih Technology Industrial Park from Bureau of Industrial Parks, Ministry of Economic Affairs (the “MOEA”) with different lease terms for several years that will expire in July 2069. We have leased land from the Central Taiwan Science Park Administration in Taichung with 19-year to 20-year terms that will expire in December 2041. We have leased land from Hsinchu Science Park Administrations in Hsinchu with 20-year to 40-year terms that will expire in December 2043. We have leased land in Taichung from MOEA for 10 years that will expire in March 2032. No sublease or lending of the land is allowed. The MOEA, the Central Taiwan Science Park Administration, and the Hsinchu Science Park Administrations have the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with one-month to three-month notice prior to the termination date.

Smart Factory

To enhance factory efficiency, improve manufacturing process quality, and meet customer delivery time demands, we have invested in automated, lights-out factories. Automation, heterogeneous integration in machine and production systems, and heterogeneous integration in SiP are three major forces driving smart factories and digital transformation. This integration achieves automation of production processes, digitalization and intelligence. As of December 31, 2025, 45% of our facilities in Taiwan had implemented smart factory, with more than 80% of sites or production lines utilizing technologies such as IoT, AI, big data analytics, automation, cloud computing and sensing systems to enable real-time integration among equipment, machinery and systems. We will continue to make further investment into automating manufacturing capacity.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

The following discussion of our business, financial condition, and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.” Please refer to our Form 20-F filed with the Securities and Exchange Commission on March 27, 2025 (File No. 001-16125) for our discussion of financial information and operating results for 2024.

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

Declines in average selling prices have been partially offset by changes in our revenue mix, and typically the selling price is largely dependent on the complexity of the services. Revenues derived from more advanced package types, such as flip chip BGA, higher-density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors have particularly increased as a percentage of total revenues. We intend to continue our focus on package types such as bumping, flip chip BGA and SiP, developing and offering new technologies in packaging and testing services, and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technologies, in order to mitigate the effects of declining average selling prices on our profitability.

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

In 2024 and 2025, our depreciation, amortization, and rental expenses included in operating costs as a percentage of operating revenues was 9.1% and 9.6%, respectively. The increase in depreciation, amortization, and rental expenses as a percentage of operating revenues in 2025 compared to 2024 was primarily a result of increased capital expenditures. In general, these costs do not decline when customer demand or our capacity utilization rates drop. A relatively modest increase or decrease in revenue can have a significant effect on our operating margins and on depreciation, amortization, and rental expenses as a percentage of revenue. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from IDMs, which typically maintain larger in-house testing capacity than in-house packaging capacity.

In addition to purchasing testers, we also lease a portion of our testers, which we believe allows us to better manage our capacity utilization rates and cash flows. Since leased testers can be replaced with more advanced testers upon the expiration of the lease, we believe that these leases have enabled us to improve our capacity utilization rates by allowing us to better align our capacity with changes in equipment technology and the needs of our customers. For more information about our testers, see “Item 4. Information on the Company—Business Overview—Equipment—Testing.”

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials, and EMS. Our EMS in particular requires more significant quantities of raw materials than our packaging and production of interconnect materials. In 2025, raw material costs accounted for 78.7% of our operating revenues from EMS, and our revenues generated from EMS contributed to 39.9% of our operating revenues. In 2024 and 2025, raw material cost as a percentage of our operating revenues was 51.5% and 48.4%, respectively.

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

Critical Accounting Estimates

Impairment of goodwill. We only monitor goodwill for financial reporting purposes, not for internal management purposes. Therefore, goodwill is allocated to the cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The calculation of the value in use requires management to estimate the future cash flows expected to be generated from the cash-generating units and use a suitable discount rate in order to calculate the present value. Where changes in facts and circumstances result in downward revision of future cash flows or upward revision of discount rates, a material impairment loss may arise. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. These estimates change from year-to-year based on operating results, semiconductor industry market conditions, as well as other factors and could materially affect the determination of the value in use of each cash-generating unit.

In evaluation of goodwill for impairment annually, we perform evaluation of goodwill for impairment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections estimated by management covering a five-year period. The cash flows beyond that five-year period are extrapolated using a steady per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual pre-tax discount rates which were 11.96%-13.81% in 2025. The key assumption used in calculating each segment’s value in use also included the growth rates for operating revenues, which were based on the forecast for us and the industry as well as our historical performance.

We considered a sensitivity analysis of revenues growth achievement and expected return on capital expenditures to support the assumptions and to test the reasonableness of value in use of cash-generating unit, and also considered the terminal growth rate and the weighted average cost of capital. The results of the sensitivity analyses in the assumptions did not cause the carrying amount of goodwill to exceed the recoverable amount. For the years ended December 31, 2023 and 2024, no impairment loss was recognized. Based on the assessment, as the actual operating results of other cash-generating units did not meet expectations and the recoverable amounts had fallen below their carrying amounts, a goodwill impairment loss of NT$132.8 million (US$4.2 million) was recognized in the first half of 2025. As of December 31, 2025, we had goodwill of NT$52,541.9 million (US$1,674.9 million). Our conclusion could, however, change in the future if actual results differ from our estimates and judgments are made under different assumptions and conditions. See notes 4, 5 and 18 to our consolidated financial statements included in this annual report for further information.

Results of Operations

The following table sets forth, for the periods indicated, selected financial data from our consolidated statements of comprehensive income.

	$		$		$		$		$		$		$
	Year Ended December 31,
	2023				2024				2025
	NT$		Percentage		NT$		Percentage		NT$		US$		Percentage
	(in millions, except percentages)
Operating revenues		581,914.5		100.0%		595,409.6		100.0%		645,387.7		20,573.4		100.0%
Operating costs		(490,157.4)		(84.2)%		(498,477.8)		(83.7)%		(531,194.8)		(16,933.2)		(82.3)%

Gross profit		91,757.1		15.8%		96,931.8		16.3%		114,192.9		3,640.2		17.7%
Operating expenses		(51,429.4)		(8.8)%		(57,765.4)		(9.7)%		(63,437.4)		(2,022.2)		(9.8)%
Other operating income and expenses, net		1,321.8		0.1%		1,172.6		0.2%		665.3		21.2		0.1%

Profit from operations		41,649.5		7.1%		40,339.0		6.8%		51,420.8		1,639.2		8.0%
Non-operating income and expenses, net		962.3		0.2%		1,394.4		0.2%		(117.7)		(3.8)		0.0%

Profit before income tax		42,611.8		7.3%		41,733.4		7.0%		51,303.1		1,635.4		8.0%
Income tax expense		(5,304.0)		(0.9)%		(7,916.5)		(1.3)%		(10,106.7)		(322.2)		(1.6)%

Profit for the year		37,307.8		6.4%		33,816.9		5.7%		41,196.4		1,313.2		6.4%

Attributable to
Owners of the Company		35,457.9		6.1%		32,378.9		5.4%		40,015.7		1,275.6		6.2%
Non-controlling interests		1,849.9		0.3%		1,438.0		0.3%		1,180.7		37.6		0.2%

		37,307.8		6.4%		33,816.9		5.7%		41,196.4		1,313.2		6.4%

Other comprehensive income (loss) for the year, net of income tax		449.4		0.1%		13,638.3		2.3%		(3,617.2)		(115.3)		(0.6)%

Total comprehensive income for the year		37,757.2		6.5%		47,455.2		8.0%		37,579.2		1,197.9		5.8%

Attributable to
Owners of the Company		36,020.6		6.2%		45,203.1		7.6%		36,688.2		1,169.5		5.7%
Non-controlling interests		1,736.6		0.3%		2,252.1		0.4%		891.0		28.4		0.1%

		37,757.2		6.5%		47,455.2		8.0%		37,579.2		1,197.9		5.8%

The following table sets forth, for the periods indicated, earnings per Common Share and ADS.

	Year Ended December 31,
	2023	2024	2025
Earnings per Common Share (NT$)(1):
Basic	8.25	7.50	9.22
Diluted	8.04	7.20	8.75
Earnings per equivalent ADS (NT$)(1):
Basic	16.51	14.99	18.44
Diluted	16.08	14.40	17.49
Number of Common Shares (in million shares)(2):
Basic	4,295.9	4,319.0	4,341.2
Diluted	4,347.7	4,392.0	4,429.6
Number of equivalent ADSs (in million shares)(3)
Basic	2,147.9	2,159.5	2,170.6
Diluted	2,173.8	2,196.0	2,214.8

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

	$		$		$		$		$		$		$
	Year Ended December 31,
	2023				2024				2025
	NT$		Percentage		NT$		Percentage		NT$		US$		Percentage
	(in millions, except percentages)
Operating revenues:
Packaging		256,805.9		44.1%		261,731.4		44.0%		308,342.6		9,829.2		47.8%
Testing		49,879.9		8.6%		54,561.5		9.2%		71,900.2		2,292.0		11.1%
EMS		268,218.0		46.1%		271,293.3		45.6%		257,192.7		8,198.7		39.9%
Gross profit:
Packaging		52,571.0		20.5%		56,345.8		21.5%		68,294.0		2,177.0		22.1%
Testing		15,303.2		30.7%		16,195.0		29.7%		22,315.6		711.4		31.0%
EMS		23,203.1		8.7%		24,259.0		8.9%		23,556.7		750.9		9.2%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2023	2024	2025
Operating costs
Raw materials	53.3%	51.5%	48.4%
Labor	10.4%	10.8%	11.3%
Depreciation, amortization and rental expense	9.0%	9.1%	9.6%
Others	11.5%	12.3%	13.0%
Total operating costs	84.2%	83.7%	82.3%
Operating expenses
Selling and marketing	1.1%	1.3%	1.1%
General and administrative	3.3%	3.6%	3.6%
Research and development	4.4%	4.8%	5.1%
Total operating expenses	8.8%	9.7%	9.8%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating Revenues. Operating revenues increased by 8.4% to NT$645,387.7 million (US$20,573.4 million) in 2025 from NT$595,409.6 million in 2024, primarily due to higher sales in our packaging and testing business. Revenues from our export sales, based on the country in which the customer is headquartered, were NT$506,134.7 million and NT$529,419.5 million (US$16,876.6 million) in 2024 and 2025, respectively, which contributed 85.0% and 82.0% of our total sales for those years. Packaging revenues increased by 17.8% to NT$308,342.6 million (US$9,829.2 million) in 2025 from NT$261,731.4 million in 2024. Testing revenues increased by 31.8% to NT$71,900.2 million (US$2,292.0 million) in 2025 from NT$54,561.5 million in 2024. The increase in packaging and testing revenues was primarily driven by growing demand in our leading-edge advanced packing services and testing business. Revenues from our EMS business decreased by 5.2% to NT$257,192.7 million (US$8,198.7 million) in 2025 from NT$271,293.3 million in 2024, primarily due to the slow recovery of general communication and automotive products.

Gross Profit. Gross profit increased by 17.8% to NT$114,192.9 million (US$3,640.2 million) in 2025 from NT$96,931.8 million in 2024. Our gross profit as a percentage of operating revenues, or gross margin, was 17.7% in 2025 compared to 16.3% in 2024, which was primarily as a result of higher packaging and testing revenue mix and higher factory utilization of our packaging and testing equipment, offset in part by the appreciating NT dollars and higher utility costs. Our operating costs consist primarily of raw material costs and labor costs as well as depreciation, amortization, and rental expenses, as well as factory supplies. Raw material costs in 2025 were NT$312,260.7 million (US$9,954.1 million) compared to NT$306,359.2 million in 2024, primarily due to the changes in our product mix. As a percentage of operating revenues, raw material costs decreased to 48.4% in 2025 from 51.5% in 2024. Labor costs in 2025 were NT$73,128.2 million (US$2,331.2 million) compared to NT$64,267.7 million in 2024, primarily due to higher employee headcount, especially in our packaging business. As a percentage of operating revenues, labor cost increased to 11.3% in 2025 from 10.8% in 2024. Depreciation, amortization, and rental expenses in 2025 were NT$62,030.1 million (US$1,977.4 million) compared to NT$54,253.9 million in 2024. As a percentage of operating revenues, depreciation, amortization, and rental expenses increased to 9.6% in 2025 from 9.1% in 2024, primarily attributed to continuing investment in production capacity for advanced technologies. Our gross margin for packaging and testing business increased to 23.8% in 2025 from 22.9% in 2024, which was primarily attributable to higher factory efficiency, offset in part by the appreciating NT dollars. Our gross margin for EMS business increased to 9.2% in 2025 from 8.9% in 2024.

Profit from Operations. Profit from operations increased by 27.5% to NT$51,420.8 million (US$1,639.2 million) in 2025 compared to NT$40,339.0 million in 2024. Our profit from operations as a percentage of operating revenues increased to 8.0% in 2025 from 6.8% in 2024, primarily due to the increased gross profit, partially offset by higher labor related expenses. General and administrative expenses increased by 8.0% to NT$23,181.0 million (US$739.0 million) in 2025 from NT$21,467.2 million in 2024. General and administrative expenses as a percentage of our operating revenues was 3.6% in both 2025 and 2024. Research and development expenses increased by 13.9% to NT$32,851.5 million (US$1,047.2 million) in 2025 compared to NT$28,830.3 million in 2024. Research and development expenses as a percentage of our operating revenues was 5.1% in 2025 compared to 4.8% in 2024. Selling and marketing expenses decreased by 0.8% to NT$7,404.9 million (US$236.1 million) in 2025 from NT$7,467.8 million in 2024. Selling and marketing expenses as a percentage of operating revenues was 1.1% in 2025 compared to 1.3% in 2024. The increases in the operating expenses were primarily due to our research and development activities to meet the rising demand for leading-edge advanced packaging services and higher labor related costs, including salary, employee bonus and profit sharing expenses in relation to business performance, as well as costs related to share-based payment arrangements.

We had a net other operating income of NT$665.3 million (US$21.2 million) in 2025 compared to NT$1,172.6 million in 2024. The decrease was primarily due to lower rental and royalty income and higher impairment loss, partially offset by higher gain on disposal of property, plant and equipment.

Non-Operating Income and Expenses. We had a net non-operating expense of NT$117.7 million (US$3.8 million) in 2025 compared to a net non-operating income of NT$1,394.4 million in 2024. The changes in net non-operating income and expenses were primarily due to a decrease in gain on our foreign exchange hedging activities and an increase in finance costs.

Net Profit. Net profit, excluding non-controlling interests, increased by 23.6% to NT$40,015.7 million (US$1,275.6 million) in 2025 compared to NT$32,378.9 million in 2024. Our diluted earnings per ADS increased to NT$17.49 (US$0.56) in 2025 compared to NT$14.40 in 2024. Our income tax expenses increased by 27.7% to NT$10,106.7 million (US$322.2 million) in 2025 compared to NT$7,916.5 million in 2024. This increase was primarily attributed to higher taxable income, withholding tax, as well as an increases in additional income tax imposed on unappropriated earnings in the R.O.C. and Pillar Two income tax.

In relation to the SPIL Acquisition, we identified the difference between investment cost and our share of net fair value of SPIL’s identifiable assets and liabilities, or PPA effects of SPIL Acquisition, which caused the increase in the total of NT$4,193.7 million and NT$2,955.5 million (US$94.2 million), of which an increase of NT$3,191.8 million and NT$1,955.5 million (US$62.3 million) to depreciation and amortization in operating costs, NT$1,000.0 million and NT$1,000.0 million (US$31.9 million) to amortization in operating expenses, and NT$1.9 million and nil to other operating income and expenses, net in 2024 and 2025, respectively.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, please refer to “Item 5. Operating and Financial Review and Prospects— Operating Results and Trend Information—Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2025.

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

	Quarter Ended,
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2024	2024	2024	2024	2025	2025	2025	2025
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions, except percentages)
Operating Revenues
Packaging	59,458.4	62,834.2	69,154.2	70,284.6	68,411.5	73,659.6	79,806.3	86,465.2
Testing	12,101.8	12,622.9	14,123.9	15,712.9	16,004.4	16,612.3	18,420.5	20,863.0
EMS	59,326.1	62,852.5	74,871.3	74,243.4	61,859.8	58,373.7	68,404.5	68,554.7
Others	1,916.6	1,928.4	1,955.7	2,022.7	1,877.6	2,104.7	1,937.6	2,032.3

Total	132,802.9	140,238.0	160,105.1	162,263.6	148,153.3	150,750.3	168,568.9	177,915.2

Gross Profit (Loss)
Packaging	12,142.0	13,528.9	15,329.1	15,345.8	14,466.8	15,712.6	17,119.1	20,995.5
Testing	3,221.4	3,436.9	4,348.2	5,188.5	4,956.7	4,424.2	5,429.8	7,504.9
EMS	5,397.8	5,969.5	6,753.5	6,138.2	5,486.3	5,519.2	6,335.4	6,215.8
Others	60.0	118.9	(5.0)	(41.9)	(17.1)	31.5	(7.5)	19.7

Total	20,821.2	23,054.2	26,425.8	26,630.6	24,892.7	25,687.5	28,876.8	34,735.9

Gross Profit (%)
Packaging	20.4%	21.5%	22.2%	21.8%	21.1%	21.3%	21.5%	24.3%
Testing	26.6%	27.2%	30.8%	33.0%	31.0%	26.6%	29.5%	36.0%
EMS	9.1%	9.5%	9.0%	8.3%	8.9%	9.5%	9.3%	9.1%
Overall	15.7%	16.4%	16.5%	16.4%	16.8%	17.0%	17.1%	19.5%

Our results of operations are affected by seasonality. In general, our first quarter operating revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the U.S., Taiwan, and elsewhere in Asia. Moreover, the changes in operating revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of our Common Shares and ADSs.”

Exchange Rate Fluctuations

Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of our Common Shares on the TWSE and, as a result, will likely affect the market price of ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary under our ADS deposit agreement referred to below of cash dividends paid in NT dollars on, and the NT dollar proceeds received by, the depositary from any sale of Common Shares represented by ADSs, in each case, according to the terms of the deposit agreement dated April 30, 2018, Citibank N.A. as depositary, and the holders and beneficial owners from time to time of ADSs, which we refer to as the deposit agreement.

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

We were entitled to tax credits under the R.O.C. Statute for Industrial Innovation Act for qualifying research and development expenses related to innovation activities, but the amount of tax credit is limited to only up to 15% of the total research and development expenses for the year, subject to a cap of 30% of the income tax payable for the year in which the expenses were incurred. Moreover, we are eligible for tax credits under amendment to the Article 10-1 of the R.O.C. Statute for investments in smart machinery, 5G mobile networks, and cyber security products/services, with expenditure of more than NT$1 million and under NT$1 billion in the same taxable year. We can select to claim the tax credit within three years using a 3% tax credit rate or within the current year using a 5% tax credit rate, subject to a cap of 30% of the income tax payable for the year in which the expenses were incurred. In addition, effective from January 1, 2023, we are eligible for tax credits under amendment to the Article 10-2 of the R.O.C. Statute for qualifying research and development expenses related to innovation activities and possess a leading position in global supply chain, but the amount of tax credit is limited to up to 25% of the total qualifying research and development expenses, and up to 5% on acquisition of machinery and equipment used in advanced manufacturing processes, both of which are subjected to a cap of 30% of the income tax payable for the fiscal year. The total amount of tax credits shall not exceed 50% of the income tax payable for the fiscal year. We apply for investment credits to increase effects of tax benefits.

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

Under the amendment to the R.O.C. Statute of Industrial Innovation, amounts of unappropriated earnings from 2018 onward used for investments such as constructing or purchasing buildings, qualified equipment and technology may qualify for deductions when computing income tax on unappropriated earnings. To qualify, the accumulated amount of investments should exceed NT$1 million and the investments should be completed within 3 years after the year in which the earnings were generated. The investment amount calculated from the undistributed earnings for the year in accordance with the provisions of Article 66-9 of the R.O.C. Income Tax Act may be listed as a deduction item. We have only deducted the amount of capital expenditure from the unappropriated earnings that has been reinvested when calculating the tax on unappropriated earnings for tax reporting purposes. However, we did not deduct such investment amounts from the undistributed earnings in calculation of income tax on unappropriated earnings in 2024 and 2025 for financial reporting purposes.

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

In 2021, the OECD issued administrative guidance for the Pillar Two Global Anti-Base Erosion rules (“Pillar Two”), which generally imposes a 15% global minimum tax on multinational companies. We are within the scope of Pillar Two model rules. We analyze the potential implications of the application of the Pillar Two rules, including evaluating whether the requirements in each jurisdiction qualify as income taxes, and as of the date of this annual report, there are no material impact on our income tax expense. We continue to monitor Pillar Two developments.

In 2025, our effective income tax rate increased to 19.70% from 18.97% in 2024, primarily due to higher taxable income and higher withholding tax, as well as the increased additional income tax imposed on unappropriated earnings in the R.O.C and Pillar Two income tax. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, our primary source of liquidity was NT$92,468.9 million (US$2,947.7 million) of cash and cash equivalents and NT$7,754.2 million (US$247.2 million) of financial assets – current, consisting mainly of swap contracts, forward exchange contracts, quoted shares, open-end mutual funds, and convertible notes. As of December 31, 2025, we had total unused credit lines of NT$400,617.0 million (US$12,770.7 million). As of December 31, 2025, we had working capital of NT$65,315.9 million (US$2,082.1 million).

As of December 31, 2025, we had total debts of NT$272,944.9 million (US$8,700.8 million), of which NT$43,328.3 million (US$1,381.2 million) were short-term debts, NT$6,687.8 million (US$213.2 million) were current portions of long-term debts, NT$8,848.1 million (US$282.0 million) were lease liabilities (including current and non-current), and NT$214,080.7 million (US$6,824.4 million) were long-term debts. In 2025, the maximum amount of our short-term and current portion of long-term debts was NT$88,265.5 million (US$2,813.7 million) and the average amount of our short-term and current portion of long-term debts was NT$74,287.3 million (US$2,368.1 million). The fluctuation was primarily because our working capital balance periodically fluctuated during 2025. The annual interest rate for short-term bank loans and current hedging financial liabilities ranged from 1.70% to 8.04% during the year ended December 31, 2025. Our short-term debts consist of bank loans, bills payable and hedging financial liabilities. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bonds payable and bank loans. Our long-term and current portion of bonds payable and bank loans typically carried variable annual interest rates which ranged from 1.70% to 4.48% in the year ended December 31, 2025. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

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

We have provided a portion of our assets, with a carrying value of NT$52,372.2 million (US$1,669.5 million) as of December 31, 2025, as collateral to secure our obligations under our bank borrowings, tariff guarantees of imported raw materials, or collateral.

Cash Flows

	Year Ended December 31,
	2023	2024	2025
	NT$	NT$	NT$	US$
	(in millions)
Capital expenditures	(54,158.2)	(79,521.9)	(164,642.5)	(5,248.4)
Net cash flows generated from (used in):
Operating activities	114,421.8	90,787.8	142,249.3	4,534.6
Investing activities	(55,122.0)	(83,908.7)	(165,644.3)	(5,280.3)
Financing activities	(49,101.0)	(7,271.2)	45,269.1	1,443.1

Net cash generated from operating activities amounted to NT$142,249.3 million (US$4,534.6 million) in 2025, primarily from (i) our operating performance with a profit before income tax of NT$51,303.1 million (US$1,635.4 million), (ii) our non-cash items of depreciation and amortization of NT$67,439.8 million (US$2,149.8 million), and (iii) net changes in working capital of NT$31,094.7 million (US$991.2 million), partially offset by the income tax payment of NT$7,108.6 million (US$226.6 million) and interest payment of NT$7,870.2 million (US$250.9 million). Net cash generated from operating activities amounted to NT$90,787.8 million in 2024, primarily from (i) our operating performance with a profit before income tax of NT$41,733.4 million, (ii) our non-cash items of depreciation and amortization of NT$59,815.2 million, and (iii) net changes in working capital of NT$2,290.9 million, partially offset by the income tax payment of NT$9,072.6 million and interest payment of NT$6,419.1 million. The increase in net cash generated from operating activities in 2025 compared to 2024 was primarily due to higher net income and higher cash inflows resulting from our business activities.

Net cash used in investing activities amounted to NT$165,644.3 million (US$5,280.3 million) in 2025, primarily due to our net payment for property, plant and equipment of NT$162,149.4 million (US$5,168.9 million). Net cash used in investing activities amounted to NT$83,908.7 million in 2024, primarily due to our net payment for property, plant and equipment of NT$78,613.9 million. The increase in net cash used in investing activities in 2025 compared to 2024 was primarily due to the increased capital expenditures for semiconductor manufacturing equipment and facilities. Payments for property, plant and equipment can fluctuate based on the timing of the purchase, receipt and acceptance of the equipment.

Net cash generated from financing activities amounted to NT$45,269.1 million (US$1,443.1 million) in 2025. This amount comprised net proceeds from short-term and long-term bank loans, bills payable, and bonds payable in the amount of NT$67,0472.8 million (US$2,137.2 million), partially offset by payments of cash dividends of NT$23,034.0 million (US$734.3 million) in 2025. Net cash used in financing activities amounted to NT$7,271.2 million in 2024. This amount comprises net proceeds from short-term and long-term bank loans, bills payable, and bonds payable in the amount of NT$16,486.8 million, partially offset by payments of cash dividends of the NT$22,459.4 million in 2024. The changes were primarily due to the higher net proceeds from long-term borrowings.

Contractual Obligations

The following table sets forth the maturity of our contractual obligations as of December 31, 2025.

		Payments due to period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

	(in NT$ millions)
Short-term debts(1)	43,526.2	43,526.2	-	-	-
Long-term debts(2)	234,600.3	12,776.9	155,178.1	60,264.9	6,380.4
Lease obligations(3)	11,614.1	1,180.9	1,646.4	1,402.3	7,384.5
Capital purchase obligations(4)(5)(6)	69,143.3	69,143.3	-	-	-
Other purchase obligations	87.9	29.3	58.6	-	-

Total(7)(8)(9)	358,971.8	126,656.6	156,883.1	61,667.2	13,764.9

(1)	Short-term borrowings and bills payable, including interest payments.

(2)	Long-term and current portion of borrowings, and bonds payable (before addition of unamortized premiums), including interest payments.

(3)

Represents our commitments under leases liabilities and imputed interest which are mainly from land and buildings and improvements. See Note 16 to our consolidated financial statements included in this annual report.

(4)

Represents material commitments to purchase machinery and equipment of approximately NT$71,954.6 million (US$2,293.7 million), of which NT$2,811.3 million (US$89.6 million) had been paid as of December 31, 2025.

(5)

Excludes material commitments for construction of approximately NT$63,293.4 million (US$2,017.7 million), of which NT$17,751.1 million (US$565.9 million) had been paid as of December 31, 2025, since the schedule of payments is difficult to determine.

(6)

Excludes material commitments for the construction related to our real estate business of approximately NT$200.6 million (US$6.4 million), of which NT$98.4 million (US$3.1 million) had been paid as of December 31, 2025, since the schedule of payments is difficult to determine.

(7)

Excludes material commitments for purchasing renewable energy. As part of the normal course of business, we have entered into multiple long-tern agreements to purchase renewable energy under different terms and conditions. The amounts to be paid will be based on the actual volumes of electricity to be generated by the power generation equipment specified in the agreements. Our payment obligations under the agreements are difficult to determine.

(8)

Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$584.6 million (US$18.6 million) in 2025, and we estimate that we will contribute approximately NT$640.7 million (US$20.4 million) in 2026. See note 23 to our consolidated financial statements included in this annual report.

(9)

Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$298.2 million (US$9.5 million) and accrued interest and penalties of NT$20.3 million (US$0.6 million) related to uncertain tax positions as of or for the year ended December 31, 2025. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

As of December 31, 2025, we were not in breach of any of the financial covenants under our existing loan agreements. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition, and results of operations.”

As of December 31, 2025, we had no contingent obligations, which normally consist of guarantees provided by us to our subsidiaries.

Capital Expenditures

Our capital expenditures for the years ended December 31, 2023, 2024, and 2025 for property, plant, and equipment were NT$48,758.7 million, and NT$96,207.5 million, and NT$171,616.5 (US$5,470.7 million), respectively. We are adaptable to changing customer needs and will be able to expand our footprint to other countries and regions as needed in the future. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2026 will be financed through existing cash, expected cash flow from operations, and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the years indicated.

	Year Ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(in millions)
Land and land improvements	424.1	3,931.9	561.7

Building and improvements	19,948.2	31,982.7	65,042.5

Machinery and equipment	28,386.4	60,292.9	106,012.3

Total	48,758.7	96,207.5	171,616.5

We had commitments for capital expenditures of approximately NT$135,248.0 million (US$4,311.4 million), of which NT$20,562.4 million (US$655.5 million) had been paid as of December 31, 2025, primarily in connection with the expansion of our operations. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans, and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest more in land, buildings, factories as well as machinery and equipment, which may require us to raise additional capital. As we are responsive to changing customer needs and could expand our footprint to other countries and regions if needed in the future, we cannot ensure that we will be able to raise additional capital should it become necessary on terms acceptable to us, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain sufficient funding in a timely manner or on acceptable terms, our results of operations and financial conditions may be materially and adversely affected.”

We believe that our cash and cash equivalents, short-term investments, expected cash flow from operations, and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, purchase commitments, working capital, cash obligations under our existing debts and lease arrangements, and other business requirements associated with existing operations, over the next twelve months and beyond. We currently hold cash primarily in U.S. dollars, RMB, NT dollars, Korean Won, Japanese yen, and EUR. As of December 31, 2025, we had contractual obligations of NT$283,539.7 million (US$9,038.6 million) due in the next three years. We expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings, and the issuance of additional equity. We will continue to evaluate our capital structure periodically and may decide to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity securities may result in additional dilution to our shareholders.

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

RESEARCH AND DEVELOPMENT

For 2024 and 2025, our research and development expenses totaled approximately NT$28,830.3 million and NT$32,851.5 million (US$1,047.2 million), respectively. These expenses represented approximately 4.8% and 5.1% of operating revenues in 2024 and 2025, respectively. As of December 31, 2025, we had a research and development team of 14,258 employees. We cultivate and maintain a research and development engineering team that continuously surveys and adapts to the latest trends in technology. Our research and development activities are primarily directed toward optimizing relevant technologies in key components, manufacturing processes, and product development. Our research and development objectives are to enhance the performance of our products and drive greater business growth. To incentivize innovation and encourage our employees to engage in research and development, we offer cash rewards to employees that contribute significantly to our research efforts.

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

Testing

Our research and development efforts in testing have focused primarily on developing advanced package testing solutions for HPC, mm Wave, SiP, silicon photonics, and optical sensor modules; characterization of semiconductors, layout design and electrical simulation for high-frequency test board and developing software of parametric test data analysis. With the maturity of advanced processes, reliability becomes increasingly significant. We have developed a high-power cooling system that contains “package test handler” and “burn in” to improve the reliability of products for customers. We also develop WiFi6e/Wifi7 low-cost test technology, optical communication, and millimeter wave test technology to meet the development needs of today’s wireless communication technology. Besides working closely with our customers on the leading-edge test technologies, our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost-effective test solutions.

EMS

To further enhance the quality of our services and products and increase competitiveness, we focus on developing diversified and innovative products. By leveraging our proprietary research and development expertise, we are able to optimize our product design, engineering, and manufacturing capabilities to provide our customers with high-performance and cost-effective products and services. During the process of designing, as well as developing, the technology for our software and hardware, our research and development team also dedicates itself to discovering new information and applying it to create new, advanced, and improved products, processes, methodology, and services. We are currently investing in the development of products used in EMS in relation to computing products and peripherals, communications, consumer products, automotive, industrial, and server applications.

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to not be indicative of future operating results or financial conditions.

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

We have nine director seats, each serving a three-year term. Except for Dan-Yao Chang, the board of directors was elected in an annual general shareholders’ meeting on June 26, 2024 and began serving on June 27, 2024. Dan-Yao Chang was elected in an annual general shareholders’ meeting on June 25, 2025 and began serving on the same date. Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same meeting of shareholders, except where the posts of one-third or more of the directors are vacant, at which time an extraordinary general shareholders’ meeting shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

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

Compensation Committee

Our compensation committee currently consists of Shen-Fu Yu, the chairman of our compensation committee, Wen-Chyi Ong, and Hsiao-Ying Ku. Our board of directors established a compensation committee to satisfy the requirements under the R.O.C. Securities and Exchange Act. As stipulated by relevant R.O.C. regulations, a majority of the committee members shall be independent directors, and the committee members shall elect an independent director to serve as meeting chairman and convener, who will represent the committee externally. We do not assess the independence of our compensation committee member(s) under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock Is Listed on the TWSE or the Taipei Exchange. Our compensation committee meets at least twice a year. Our board of directors has adopted a compensation committee charter for our compensation committee. The compensation committee shall exercise the due care of a good administrator and faithfully perform the duties listed below, and shall submit its recommendations to the board of directors for discussion. (i) Prescribe and periodically review the performance review and remuneration policy, system, standards, and structure for directors and managerial officers. (ii) Periodically evaluate and prescribe the remuneration of directors and managerial officers. (iii) The compensation committee shall exercise the care of a good administrator to examine remuneration system for directors, supervisors and managerial officers adopted by the board of directors of a subsidiary and the reference data related to the remuneration of directors, supervisors, and managerial officers submitted by the subsidiary and submit its opinion to the board of directors. “Subsidiary” as used in the forementioned sentence is confined to the enterprises that the Company holds shares directly and actually engaged in production and manufacturing.

Risk Management Committee

Our risk management committee currently consists of Shen-Fu Yu, Mei-Yueh Ho, the chairman of our risk management committee, and Wen-Chyi Ong. In December 2019, our board of directors passed a resolution to establish a risk management committee, which has no less than half of its membership comprised of independent directors, and approved its charter to enable us to discover and preempt internal and external operational risks. The risk management committee is responsible for overseeing overall risk management, implementing the decisions of the board of directors in connection to risk management, coordinating and promoting interdepartmental risk management plans, supervising and managing overall risk control and remedial mechanisms, and auditing and integrating each risk control report. To align with international trends and enhance corporate governance transparency, our risk management committee was restructured on July 10, 2025, with three independent directors appointed as its members, and the change officially took effect on July 11, 2025. The risk management committee is responsible for filing an annual report to our board of directors to inform the board about status of risk management implementation and share insights for optimization. We also request our major subsidiaries to establish group level risk management unit in charge of subsidiaries’ risk management which shall be responsible to the risk management committee.

Corporate Sustainability and Information Security Committee (the “CSISC”)

Our corporate sustainability and information security committee currently consists of chairman Jason C.S. Chang, Tien Wu, Jeffrey Chen, Andrew Tang, Dan-Yao Chang, Shen-Fu Yu, Mei-Yueh Ho, and Wen-Chyi Ong. Our CSISC was established originally as the corporate sustainability committee (the “CSC”) in 2018 to serve as the highest level of authority in the planning and supervision of sustainability-related strategies. In November 2024, upon resolution of the board of directors, the committee was formalized as a functional committee, and the CSC charter was approved, stipulating that all CSC members shall be appointed from among members of the board of directors, with the chairman of the board serving as the chairperson of the CSC.

To further strengthen our information security governance, the CSC was renamed to Corporate Sustainability and Information Security Committee (the “CSISC”) in July 2025, by resolution of the board of directors. The CSISC is responsible for formulating, promoting and enhancing our sustainable development and information security policies, annual plans and strategies, overseeing the implementation status, results of sustainable development and information security tasks, sustainability information disclosures, and other sustainability-related tasks. The CSISC reports its progress to our board of directors regularly. We also request our major subsidiaries to establish group-level sustainability committees in charge of their subsidiaries’ sustainability management, which shall report directly to the CSISC.

The following table sets forth information regarding all of our directors as of March 18, 2026. In accordance with R.O.C. law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are nominated by such shareholders at the shareholders’ meeting and may be replaced as representatives by such shareholders at will. Of the current directors, five represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of ASEH
Jason C.S. Chang(1)(2)	Director and Chairman	2018	81	None
Richard H.P. Chang(1)(2)	Director, Vice Chairman and President	2018	79	Chairman, Sino Horizon Holdings Ltd.
Tien Wu(2)	Director and Chief Operating Officer	2018	68	None
Jeffrey Chen(2)	Director; Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	2018	62	None
Andrew Tang(2)(3)	Director; Chief Procurement Officer; Vice Chairman, ASE Inc.	2024	50	None
Dan-Yao Chang(4)	Director and Special Assistant to Chairman	2025	54	Producer of “Lucky Chow”
Shen-Fu Yu	Independent Director and Member of Audit Committee, Compensation Committee, Risk Management Committee, and Corporate Sustainability and Information Security Committee	2018	81	None

Name	Position	Director Since	Age	Other Significant Positions Held Outside of ASEH
Mei-Yueh Ho	Independent Director and Member of Audit Committee, Risk Management Committee, and Corporate Sustainability and Information Security Committee	2018	75	Independent Director, Center Laboratories, Inc. and Acer Inc.; Director, KINPO Electronics Inc. and Onward Therapeutics, Inc.
Wen-Chyi Ong	Independent Director and Member of Audit Committee, Compensation Committee, and Corporate Sustainability and Information Security Committee	2021	66	Independent Director, Kenda Rubber Industrial

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)

Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 15.37% of our total outstanding shares as of March 18, 2026. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Commonwealth of the Bahamas for the benefit of our Chairman, Jason C.S. Chang, and his family.

(3)	Andrew Tang is the son-in-law of Jason C.S. Chang.

(4)	Dan-Yao Chang is the daughter of Jason C.S. Chang.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of March 18, 2026.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman	42	81
Richard H.P. Chang	Vice Chairman and President	42	79
Tien Wu	Chief Operating Officer	26	68
Joseph Tung	Chief Financial Officer	31	67
Du-Tsuen Uang	Chief Administration Officer	23	66
Andrew Tang	Chief Procurement Officer; Vice Chairman, ASE Inc.	11	50
Raymond Lo	General Manager, ASE Test Taiwan and Kaohsiung packaging facility	39	72
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	37	64
Chung Lin	General Manager, ASE Shanghai and ASE Electronics	21	62
Gichol Lee	General Manager, ASE Korea	11	63
Yee Voon Hew	General Manager, ASE Cheonan, Inc.	8	63
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	26	61
Kwai Mun Lee	President, ASE South-East Asia operations	27	63
Yean Peng Chen	General Manager, ASE Singapore Pte. Ltd.	27	54
Kelvin Fook Lin Liu	General Manager, ASE Malaysia	8	49
Kenneth Hsiang	Chief Executive Officer, ISE Labs	26	56
Chi-Wen Tsai	Chairman and President, SPIL	41	78
Kevin Yu	General Manager, SPILSZ	30	52
Jeffrey Chen	Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	31	62
Chen-Yen Wei	Chairman, Universal Scientific Industrial Co., Ltd.; President, Universal Scientific Industrial (Shanghai) Co., Ltd.; General Manager, Universal Global Scientific Industrial Co., Ltd.	46	71
Ta-I Lin	General Manager, Universal Global Technology (Kunshan) Co. Ltd. and Universal Global Technology (Huizhou) Co., Ltd.	38	62
Hui-Min Liu	General Manager, UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	22	53
Tuck Weng Lee	General Manager, Universal Scientific Industrial De Mexico S.A. De C.V.	26	60
Nicolas Denis	Chief Executive Officer, Financière AFG	5	54
Ying Pin Wu	General Manager, Asteelflash Suzhou Co., Ltd.	18	59
Dirk Wendt	General Manager, HCC Group	29	62
Meng-Hui Lin	General Manager, Universal Global Technology (Shanghai) Co., Ltd	32	59

Biographies of Directors and Executive Officers

Jason C.S. Chang has served as chairman and principal executive officer of ASEH since its founding in April 2018. He is also chairman of ASE Inc and chairman of the corporate sustainability and information security committee of ASEH. Dr. Chang holds a bachelor’s degree in Electrical Engineering from National Taiwan University in Taiwan and a master’s degree from Illinois Institute of Technology. Dr. Chang received an Honorary Degree of Doctor of Engineering from National Sun Yat-sen University in Taiwan in November 2018 and an Honorary Degree of Doctor of Engineering from National Cheng Kung University in Taiwan in July 2022. He is the brother of Richard H.P. Chang, our vice chairman and president.

Richard H.P. Chang has served as vice chairman and president of ASEH since its founding in April 2018. Mr. Chang holds a bachelor’s degree in Industrial Engineering from Chung Yuan Christian University in Taiwan. He is the brother of Jason C.S. Chang, our chairman.

Tien Wu has served as a director and chief operating officer of ASEH since its founding in April 2018. He is also a member of the corporate sustainability and information security committee of ASEH. Dr. Wu is currently the chief executive officer of ASE Inc. Prior to joining ASE Inc. in March 2000, Dr. Wu had worked at IBM. Dr. Wu holds a bachelor’s degree in Civil Engineering from National Taiwan University in Taiwan, and a master’s and a doctorate degree in Mechanical Engineering and Applied Mechanics from the University of Pennsylvania. In 2015, Dr. Wu received an Honorary Degree of Doctor of Science from Binghamton University in New York. In 2024, Dr. Wu was elected to the United States National Academy of Engineering for work in sustainable electronics manufacturing and advancements in the high-volume production of semiconductor packaging. In 2025, Dr. Wu was elected International Board Chair of SEMI, the industry association representing the global electronics design and manufacturing supply chain.

Jeffrey Chen has served as a director of ASEH since its founding in April 2018 and he has also served as a director of ASE Inc. since June 2003. He is also a member of the corporate sustainability and information security committee of ASEH. Mr. Chen has served as chairman of Universal Scientific Industrial (Shanghai) Co., Ltd. since June 2018. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a vice president of corporate finance at Bankers Trust in Taipei. Mr. Chen holds a bachelor’s degree in Finance and Economics from Simon Fraser University in Vancouver, Canada and a master’s degree in Business Administration from the University of British Columbia in Canada.

Andrew Tang has served as a director of ASEH since June 2024 and holds the positions of chief procurement officer for ASEH since September 2023 and vice-chairman and deputy chief executive officer for ASE Inc. He is also a member of the corporate sustainability and information security committee of ASEH. Mr. Tang is also a director of ASE Inc., ASE Cultural & Education Foundation, and ASE Environmental Protection and Sustainability Foundation. Prior to joining ASE in August 2014, Mr. Tang worked at privately-held and publicly-held investment firms, including Morgan Stanley in New York. Mr. Tang holds a bachelor’s degree in Mathematics and Economics from Yale University. Mr. Tang is the son-in-law of Mr. Jason C.S. Chang, our chairman.

Dan-Yao Chang has served as a director of ASEH since June 2025. Ms. Chang has also served as a director of ASE Inc., ASE Test Inc. and USI Inc. since February 2025, a director of Universal Scientific Industrial (Shanghai) Co., Ltd. since April 2025, and a member of the corporate sustainability and information security committee of ASEH since July 2025. Ms. Chang is also the producer, creator and host of the Emmy-nominated “Outstanding Culinary Series” on PBS, “Lucky Chow”, now in its 8th season. Ms. Chang received a Master of Arts in Critical Theory from Columbia University. Ms. Chang is the daughter of Mr. Jason C.S. Chang, our chairman.

Shen-Fu Yu has served as an independent director of ASEH since June 2018. Mr. Yu is also a member of the audit committee, compensation committee, risk management committee, and corporate sustainability and information security committee of ASEH. He worked at the Deloitte & Touche accounting firm as a consultant from June 2003 to November 2006. Mr. Yu holds a bachelor’s degree in Accounting from National Taiwan University in Taiwan and a master’s degree in Accounting from National Chengchi University in Taiwan.

Mei-Yueh Ho has served as an independent director of ASEH since June 2018. She is also a member of the audit committee, risk management committee, and corporate sustainability and information security committee of ASEH. Ms. Ho is an independent director of Center Laboratories, Inc. and Acer Inc., and is a member of the audit committee of Center Laboratories, Inc. and Acer Inc. She is also a member of the compensation committee of Center Laboratories, Inc., Acer Inc. and a board director of KINPO Electronics Inc. and Onward Therapeutics Inc. She is also a member of the investment committee of Acer Inc. Ms. Ho served as Minister of Ministry of Economic Affairs, R.O.C. from May 2004 to January 2006. She was also Chairperson of the Council for Economic Planning and Development, R.O.C. from May 2007 to May 2008. Ms. Ho holds a bachelor’s degree in Agricultural Chemistry from National Taiwan University in Taiwan.

Wen-Chyi Ong has served as an independent director of ASEH since August 2021. Mr. Ong is also a member of the audit committee, compensation committee, and corporate sustainability and information security committee of ASEH. Mr. Ong is now an adjunct professor of finance at the Business School of National Chengchi University in Taipei. In July 2017, Mr. Ong was invited by the board of the SinoPac Financial Holding Company to lead the distressed financial institution. Spending three years with the bank, Mr. Ong successfully turned the bank around in terms of profitability and corporate governance. Prior to this private sector job, Mr. Ong was chairman of the state-owned Chunghwa Post Company. Before returning to Taipei, Mr. Ong was Taiwan’s representative to India between 2008 and 2012. With ambassadorial ranking, he played a critical role in enhancing India-Taiwan’s economic and cultural relations. In 2005, Mr. Ong was appointed by Taiwan’s Financial Supervisory Commission (FSC) to set up a representative office in New York where he worked closely with U.S. financial regulators for cross-border supervision. Prior to New York, Mr. Ong was a Trade Negotiator representing Taiwan at the World Trade Organization. He spent three years in Geneva. In Taiwan, Mr. Ong was a financial regulator for foreign banks for two years and director for the QFII (Qualified Foreign Institutional Investors) business for four years. In his earlier career, he spent six years in Washington, DC as a junior Foreign Service Officer. Mr. Ong graduated from the National Taiwan University in 1981, majoring in international relations. In 1998, Mr. Ong enrolled in the Cass Business School of the City University, London, where he earned an MS degree in investment and risk management.

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

Du-Tsuen Uang has served as chief administrative officer of ASEH since its founding in April 2018. He also has served as chief corporate governance officer of ASEH since March 2019, and chief risk officer of ASEH since February 2020. As one of ASEH’s managing team members, Mr. Uang has also served as chief administrative officer of ASE Inc. since August 2017. Other than the aforementioned positions, Mr. Uang has also served as the chairman/ general manager of Advanced Semiconductor Engineering (China) Ltd., chairman of HydroTron Power Co., Ltd. (“HydroTron”), general manager/ director of ASE Social Enterprise Co., Ltd. and ASE Assembly & Test (Shanghai) Limited, chief executive officer/ director of ASE Environmental Protection and Sustainability Foundation, and a director of ASE Inc., USI Shanghai, Hung Ching, Sino Horizon Holdings Ltd., Goodcare Holdings Inc., Griffins Star Venture Capital Co., Ltd. and Taiwan Smart Electricity & Energy Co., Ltd. Outside of ASEH, Mr. Uang is also an independent and managing director of Bank of Kaohsiung. He is an honorary professor in the law department at Ming Chuan University. Prior to joining ASEH, Mr. Uang was the dean and professor in the law department at Ming Chuan University. Mr. Uang was also a senior chief secretary of the Taiwan Ministry of Economic Affairs Central Bureau of Standards, commissioner of Taiwan FTC, and an independent director of First Commercial Bank. Mr. Uang received his Ph.D. in Law from National Cheng-Chi University in Taiwan.

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

Yee Voon Hew has served as general manager of ASE Cheonan since August 2024. Mr. Hew joined the Company in connection with the acquisition of Infineon Technologies Power Semitech Co., Ltd. in August 2024. Prior to the acquisition, he served as the managing director of Infineon’s Cheonan site in Korea from 2018 until 2024, where he held full responsibility and oversaw operational efficiency. He earned a Bachelor’s degree in Electrical & Electronic Engineering from Seoul National University in Korea and a Master’s degree in Failure Analysis Engineering from University Technology of Malaysia.

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

Kelvin Fook Lin Liu has been with ASE Malaysia since 2017 and served as its general manager in 2024. Prior to his appointment as general manager, Mr. Liu held various leadership roles, including business unit vice president for CuClip, Image Sensors, and Memory. In addition, he leads the Design and Development division at ASE Malaysia. Mr. Liu holds a First-Class Honours Bachelor’s degree in Electrical and Electronics from Lincolnshire and Humberside University in the UK.

Kenneth Hsiang has served as chief executive officer of ISE Labs since 2019 and served as general manager of ISE Labs from June 2004 to 2019. Prior to joining ASE Inc. in November 1999, Mr. Hsiang worked in various management positions within finance and strategic analysis in the healthcare and biotech industries in the San Francisco Bay area in California. He also worked for Price Waterhouse LLP as a certified public accountant. Mr. Hsiang received a bachelor’s degree in Economics and Rhetoric from the University of California, Berkeley.

Chi-Wen Tsai was with ASEH from April 2018 to June 2024. Mr. Tsai has been SPIL’s director since August 1984. Mr. Tsai is currently chairman and president of SPIL. Mr. Tsai holds a bachelor’s degree in Electrical Engineering from National Taipei Institute of Technology in Taiwan.

Kevin Yu has served as general manager of SPILSZ since December 2021. He holds a bachelor’s degree in Electrical Engineering from Minghsin University in Taiwan.

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

Tuck Weng Lee has served as general manager of USI Mexico since August 2025 and as deputy general manager of USI Mexico operations since September 2018. He joined ASE as director of strategic planning in March 2000, general manager of USI CA from 2001 to 2004, ASE director of program management (global accounts) from 2004 to 2013 and vice president of operations, ISE Labs, from 2014 to 2018. Prior to joining ASE/USI, he held the “Chief of Staff” position for worldwide operations in Seagate Technology. Mr. Lee holds a Bachelor’s degree in Manufacturing Engineering and Management from Loughborough University of Technology, United Kingdom.

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

Dirk Wendt has served as general manager of the HCC Group since June 2020 and also as vice president and general manager of TE Automotive Wireless. Since 2024, he has held a managing director position at Hirschmann Mobility Holding GmbH. Following the doctorate degree, Mr. Wendt started professional career in the German defense industry. He joined Hirschmann in March 1997 and held various senior positions in all technical departments. He served as director of the wireless product line in TE Automotive Wireless until 2020.

Meng-Hui Lin has served as general manager of Universal Global Technology (Shanghai) Co. Ltd. since Dec 2025. He joined USI in Aug 2022 and served as corporate senior vice president and general manager of Advanced Mobile and Miniaturization Solutions Business Group. Prior to joining USI, he had 28 years of experience with ASE since Mar 1994. He worked as general manager and vice president of operations in ASE (Shanghai) Inc. since Nov 2005. Before that he held several leadership positions at ASE Kaohsiung operations and ASE Central R&D. Mr. Lin holds a master’s degree in Industrial Engineering from Texas A&M University.

The business address of our directors and executive officers is our registered office.

COMPENSATION

In 2025, we recorded expenses of approximately NT$2,152.6 million (US$68.6 million) as remuneration to our directors and executive officers. In 2025, we accrued pension costs of NT$7.7 million (US$0.2 million) for retirement benefits for our management.

Our Articles of Incorporation stipulates to distribute employees’ compensation and remuneration to directors at the rates of 0.01%-1.00% (0.01% to 0.05% shall be allocated as compensation to grassroots employees) and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. We recorded NT$97.3 million (US$3.1 million) as compensation to our directors for the year ended December 31, 2025. On March 27, 2026, our board of directors resolved the remuneration to directors to be in the amount of NT$96.0 million (US$3.1 million). The differences are recorded as a change in accounting estimate and will be adjusted in 2026.

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

Employee Compensation

We award bonuses to employees of ASEH and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Employees are eligible to receive bonuses in the form of our Common Shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our Common Shares on the day prior to our meeting of the board of directors. Actual amounts of compensation to individual employees are determined based upon the employee meeting specified individual performance objectives. We recorded NT$101.3 million (US$3.2 million) as compensation to our employees for the year ended December 31, 2025. On March 27, 2026, our board of directors resolved the employees’ compensation to be in the amount of NT$101.3 million (US$3.2 million) in cash. The differences are recorded as a change in accounting estimate and will be adjusted in 2026.

Share-Based Payment Arrangements

ASEH Employee Share Option Plans

In addition to assuming ASE’s obligations under its 2015 employee share option plan on April 30, 2018, ASEH adopted the first and the second employee share option plans in November 2018 and August 2023, respectively. All stocks granted under 2015 employee share option plan have been forfeited, expired or exercised during 2025. As a result, ASEH currently maintains two employee stock option plans, adopted in 2018 and 2023, respectively.

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

As of December 31, 2025, 30,585 thousand options were outstanding with an exercise price of NT$41.1 per Share under the 2018 option plan, and 120,557 thousand options were outstanding with an exercise price of NT$99.7 per Share under the 2023 option plan.

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

The 2024 RSAs deposited in the trust account are subject to forfeiture restrictions, for example, they are non-transferrable, redeemable or revocable by ASEH upon termination of employment and/or upon material breach of employment agreement, or if the eligible participant fails to reach specific performance targets. Vesting of the 2024 RSAs to the eligible participant is subject to personal performance targets and ASEH’s operation objectives, as specified under the 2024 RSA Plan. In three years after the date of issuance, the maximum number of 2024 RSAs that can vest each year is limited to one-third of the total 2024 RSAs granted for each participant. Eligible participants will be entitled to certain economic benefits, same as the other Common Shares holders, of the unvested 2024 RSAs, including stock dividends, cash dividends, rights to receive from legal reserve and capital surplus, and share options at cash capital increase, which benefits will be accrued in the trust account and transfer to the participant upon vesting. As of December 31, 2025, 10,870 thousand shares of 2024 RSAs had been granted to the eligible participants and issued pursuant to the custodian agreement and remain restricted.

AMPI Share Option Plans

In May 2021, AMPI adopted an employee share option plan with the issuance of 10,000 thousand units. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in AMPI’s capital structure, the exercise price will be adjusted accordingly. As of December 31, 2025, 3,100 thousand options were outstanding with an exercise price of NT$29.7 per share.

USI Shanghai Share Option Plans

Under the share option plan USI Shanghai adopted in 2015, each unit represents the right to purchase one ordinary share of USI Shanghai when exercised. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date, subject to certain performance conditions. For any subsequent changes in USI Shanghai’s capital structure, the exercise price is accordingly adjusted. In 2023, USI Shanghai adopted another share option plan and granted 14,506 thousand share options to its employees. The conditions of issued 2023 share options are the same as those under the 2019 share options plan, except that the options are valid for 2 years and 3 years, respectively, with respective vesting periods of 1 year and 2 years. All stocks granted under the 2015 plan and the 2023 plan have been forfeited, expired or exercised during 2025.

USI Shanghai Restricted Stock Plans

In 2023, USI Shanghai adopted a restricted stock plan and granted 372 thousand shares and 5,722 thousand shares in November 2023 and January 2024, respectively, to its directors (excluding independent directors), supervisors and employees. The options are valid for 3 years. The valid period may be early terminated or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. Upon satisfaction of certain performance conditions in each phase specified under the plan, participants are entitled to subscribe to USI Shanghai’s ordinary shares issued under the plan at a certain percentage at the end of the applicable lock-up period. The plan consists of 2 phases with a lock-up period of 1 year and 2 years, respectively. All stocks granted under the restricted stock plan adopted in 2023 have been forfeited or exercised during 2025.

BOARD PRACTICES

General

For a discussion of the terms of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us. Our board of directors established the audit committee, compensation committee, risk management committee, and corporate sustainability and information security committee, to convene meetings and perform duties as prescribed in the charters and/or within applicable laws and regulations. The committees also submit proposals for board resolution, and report the status of matters relating to their respective functions to the board of directors. In parallel, our internal audit department conducts periodical audits and presents audit results to the audit committee and the board of directors. In 2019, Du-Tsuen Uang, chief administration officer, was appointed as the corporate governance officer by the board of directors to facilitate the operation of the board of directors. In addition, we have established the resource integration and decision-making committee to strengthen resource integration and decision-making efficiency across all subsidiaries, with the goal of maximizing shareholder and stakeholder value. For discussions of our committees, see “—Directors and Senior Management—Audit Committee”, “—Directors and Senior Management—Compensation Committee”, “—Directors and Senior Management—Risk Management Committee”, and “—Directors and Senior Management—Corporate Sustainability and Information Security Committee.”

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2023	2024	2025
Total	92,894	95,492	105,947
Function
Direct labor	45,826	46,829	52,173
Indirect labor (manufacturing)	29,933	27,596	30,874
Indirect labor (selling and administration)	8,010	8,352	8,642
Indirect labor (research and development)	12,125	12,715	14,258
Location
Taiwan	58,230	60,043	67,870
P.R.C.	17,855	17,755	19,020
Korea	2,399	2,780	3,053
Malaysia	3,410	3,165	2,880
Mexico	3,760	3,182	3,117
Singapore	907	846	936
Japan	446	475	481
Vietnam	746	1,226	2,305
U.S.	664	648	715
Poland	399	269	342
Tunisia	1,182	1,284	1,394
Germany	872	896	938
France	1,100	1,106	1,105
Czech Republic	156	153	155
United Kingdom	138	119	126
Belgium	5	5	5
Hungary	625	649	687
The Philippines	-	891	818

Eligible employees may participate in our and our subsidiaries’ employee share options plans and restricted stock plans. See “—Compensation.”

We have never experienced a work stoppage due to labor difficulties and believe that our relationships with our employees are good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our Common Shares and options of ASEH exercisable for our Common Shares held by our directors and executive officers as of March 18, 2026. Percentage of beneficial ownership is based on 4,453,797,582 Common Shares outstanding as of February 28, 2026.

Director or Executive Officer	Number of ASEH Common Shares Beneficially Held(1)	Percentage of ASEH Total Common Shares Issued and Outstanding	Number of Options Exercisable(2)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	951,100,353(3)	21.35%	4,500,000	41.1-99.7	2028/11/23-2033/8/18
Richard H. P. Chang	124,175,228	2.79%	4,500,000	41.1-99.7	2028/11/23-2033/8/18
Tien Wu	7,677,473	0.17%	0	–	–
Jeffrey Chen	2,583,000	0.06%	0	–	–
Andrew Tang	225,000	0.01%	350,000	41.1	2028/11/23
Dan-Yao Chang	0	0.00%	–	–	–
Shen-Fu Yu	2,388	0.00%	–	–	–
Mei-Yueh Ho	0	0.00%	–	–	–
Wen-Chyi Ong	0	0.00%	–	–	–
Joseph Tung	4,115,411	0.09%	1,000,000	41.1	2028/11/23
Du-Tsuen Uang	788,000	0.02%	0	–	–
Raymond Lo	3,983,430	0.09%	500,000	41.1	2028/11/23
Tien-Szu Chen	2,781,821	0.06%	300,000	41.1	2028/11/23
Chung Lin	105,278	0.00%	275,000	41.1-99.7	2028/11/23-2033/8/18
Gichol Lee	0	0.00%	–	–	–
Yee Voon Hew	0	0.00%	–	–	–
Chih-Hsiao Chung	31,000	0.00%	615,000	41.1-99.7	2028/11/23-2033/8/18
Kwai Mun Lee	0	0.00%	–	–	–
Yean Peng Chen	0	0.00%	–	–	–
Kelvin Fook Lin Liu	0	0.00%	–	–	–
Kenneth Hsiang	69,000	0.00%	250,000	41.1	2028/11/23
Chi-Wen Tsai	15,264,000	0.34%	0	–	–
Kevin Yu	0	0.00%	0	–	–
Chen-Yen Wei	366,115	0.01%	–	–	–
Ta-I Lin	0	0.00%	–	–	–
Hui-Min Liu	0	0.00%	–	–	–
Tuck Weng Lee	0	0.00%	–	–	–
Nicolas Denis	0	0.00%	–	–	–
Ying Pin Wu	0	0.00%	–	–	–
Dirk Wendt	0	0.00%	–	–	–
Meng-Hui Lin	240,470	0.01%	300,000	41.1	2028/11/23

(1)	Including shares directly held and shares beneficially owned through spouse and minor children.

(2)	Each option may be converted into one of our Common Shares. The figures referred to herein include options convertible into our Common Shares scheduled to vest within 60 days as of the date hereof.

(3)

Including 684,327,886 Common Shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited, 265,024,820 Common Shares beneficially owned through Value Tower Limited and JC Holdings Limited, and 1,747,647 Common Shares directly owned. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our Common Shares, as of March 18, 2026, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is calculated based on 4,453,797,582 Common Shares outstanding as of February 28, 2026. In addition, when computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
Jason C.S. Chang(1)	951,100,353	21.35%

(1)

Jason C.S. Chang is our chairman. Jason C.S. Chang beneficially owned 684,327,886 Common Shares through ASE Enterprises Limited, Aintree Limited, and JC Holdings Limited, 265,024,820 Common Shares through Value Tower Limited and JC Holdings Limited, and 1,747,647 Common Shares directly owned. As a result, Jason C.S. Chang beneficially owned 951,100,353 Common Shares, representing 21.35% of our total outstanding shares (based on 4,453,797,582 Common Shares as of February 28, 2026). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. Value Tower Limited is a company organized under the laws of the British Virgin Islands. JC Holdings Limited is the sole shareholder of Value Tower Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Commonwealth of the Bahamas for the benefit of our chairman, Jason C.S. Chang, and his family. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2023, 2024, and 2025.

The following table sets forth information relating to our Common Shares held directly by our consolidated subsidiaries and our equity method investee as of March 18, 2026.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE(1)(3)	67,452,117	1.51%
ASE Test Taiwan(2)(3)	5,489,388	0.12%
Hung Ching(4)	44,130,751	0.99%

(1)	ASE is our wholly owned subsidiary. ASE’s ownership of our Common Shares is the result of the merger, subsequent dividends upon shares received in connection with merger and capital reduction.

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

(4)

Hung Ching is our equity method investee. As of February 28, 2026, we held 26.22% of the outstanding shares of Hung Ching. Hung Ching acquired our Common Shares in open market transactions, subsequent dividends upon the acquired shares and shares purchased pursuant to the rights offered by the Company.

As of March 18, 2026, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of controlling interests. Furthermore, other than as disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2023, 2024, and 2025.

As of February 28, 2026, a total of 4,453,797,582 Common Shares were outstanding. With certain limited exceptions, holders of Common Shares that are not R.O.C. persons are required to hold their Common Shares through a brokerage account in the R.O.C. As of February 28, 2026, 314,328,442 Common Shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of February 28, 2026, 157,164,076 ADSs, representing 314,328,152 Common Shares, were held of record by Cede & Co., and 145 ADSs, representing 290 Common Shares, were held by four other U.S. persons.

RELATED PARTY TRANSACTIONS

In consideration of corporate social responsibility and environmental protection, in December 2013, ASE’s board of directors approved contributions for promoting environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million (US$95.6 million), to be made in the next 30 years. In 2025, we have made contributions of NT$100.0 million (US$3.2 million) through the ASE Environmental Protection and Sustainability Foundation. In 2025, we also made contributions of NT$17.5 million (US$0.6 million) through the ASE Cultural and Educational Foundation to continuously promote activities related to cultural and educational public welfare. In December 2025, the board of directors of ASE resolved for contributions of NT$100.0 million (US$3.2 million) in 2026 to the ASE Environmental Protection and Sustainability Foundation.

ASE entered into a joint development agreement with Hung Ching in June 2020, adhering to the principle of joint construction. Under the agreement, Hung Ching was responsible for building a plant on leased land, and ASE and its affiliates were granted priority purchase rights. In 2024, ASE’s board of directors resolved to purchase the completed plant from Hung Ching for NT$5,263.0 million. The transaction price was determined based on a report issued by independent professional appraisal firms. The transaction was subsequently approved by Hung Ching’s special shareholders’ meeting in September 2024 and the transaction price was fully paid.

ASE entered into joint construction and housing unit allocation agreements with Hung Ching in 2022, 2024 and 2025, respectively. The 2022 agreement stipulated that ASE would provide certain parcels of land located in Chung-Li, while Hung Ching would contribute funds for the joint construction of a plant. An independent professional appraisal firm was engaged to determine the allocation ratio of the jointly constructed property. Upon completion of construction, ASE would have priority purchase rights for Hung Ching’s share of the property based on the agreed joint construction proportion. In November 2025, ASE’s board of directors resolved to purchase 72.15% ownership interest in the building obtained under the joint development allocation ratio, together with the corresponding land interest, for a total consideration of NT$4,231.0 million (US$134.9 million). The transaction price was determined with reference to an appraisal report issued by independent professional firms. The 2024 and 2025 agreements stipulated that ASE would provide certain parcels of land located in Kaohsiung, while Hung Ching would contribute funds for the joint construction of a plant. An independent professional appraisal firm was engaged to determine the allocation ratio of the jointly constructed property. Upon completion of construction, under the 2024 agreement, ASE and its subsidiaries would have priority to purchase rights with respect to the share of the property allocated to Hung Ching based on the agreed joint construction proportion. Under the 2025 agreement, ASE would purchase from Hung Ching the ownership interests it held in the property.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$511,422.0 million, NT$506,134.7 million, and NT$529,419.5 million (US$16,876.6 million) in 2023, 2024 and 2025, respectively, which contributed 87.9%, 85.0%, and 82.0% of our total sales for those years, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.

Legal Proceedings

K7 Plant Wastewater Discharge

On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) imposed an administrative fine of NT$102.0 million (the “Original Fine”) upon us for violation of the Water Pollution Control Act. After we sought administrative remedies against the Original Fine, the Original Fine was revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB was ordered to refund the Original Fine to us. On December 27, 2019, KEPB refunded NT$55.1 million to us. On February 10, 2020, KEPB reimposed an administrative fine of NT$47.0 million (the “New Fine”) upon us and offset the New Fine by the remaining amount which shall be refunded to us, therefore no additional payment is required for the New Fine. After we filed an administrative appeal against the New Fine, the Administrative Appeal Review Committee of Kaohsiung City Government revoked the New Fine on December 15, 2020 and remanded to KEPB for another legitimate administrative action. On July 10, 2024, we signed an administrative contract with KEPB whereby we would pay an administrative fine of NT$0.3 million and fulfill our corporate social responsibilities by contributing a special fund of NT$50.0 million to KEPB for research and development of water pollution prevention technologies, thus reaching a settlement in this case. In addition, KEPB refunded the aforementioned administrative fine of NT$47.0 million to us.

Any penalties, fines, damages, or settlements made in connection with these criminals, civil, and/or administrative investigations and/or lawsuits may divert management’s attention and resources, which may cause a material adverse effect on our results of operations, financial condition, and business. We are also unable to quantify the harm to our reputation should any adverse findings be made against us. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental laws and regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations,” and “Item 4. Information on the Company—Business Overview—Environmental Matters.”

Dividends and Dividend Policy

On March 27, 2026, our board of directors resolved to pay cash dividends of NT$6.6 per share based on 4,460,302,582 shares, which equals the number of issued shares shown in the shareholders’ roster as of March 18, 2026. The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends per Common Share	Stock Dividends per Common Share	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(1)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$
2021	4.20	–	–	4,378,537,032	–
2022	7.00	–	–	4,357,425,832	–
2023	8.80	–	–	4,372,963,937	–
2024	5.20	–	–	4,392,105,237	–
2025	5.30	–	–	4,418,938,132	–

(1)	Aggregate number of Common Shares outstanding on the record date applicable to the dividend payment. Includes Common Shares issued in the previous year under our share-based payment arrangements.

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

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million per person per year. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company’s independent directors who are also the members of the Company’s compensation committee is set at NT$360.0 thousand per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served. In addition, if we are profitable, we set aside 0.01% (inclusive) to 1.00% (inclusive) as compensation to employees (0.01% to 0.05% shall be allocated as compensation to grassroots employees) and 0.75% (inclusive) or less as remuneration to directors, of net profit before income tax, employees’ compensation and remuneration to directors. While we have accumulated losses, the profit shall be set aside to compensate losses before distribution. See “Item 10. Additional information—Articles of Incorporation—Dividends and Distributions.”

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

ASE Technology Holding Co., Ltd., our current holding company, was established by the combination of ASE and SPIL. Our Common Shares have been listed on the TWSE under the symbol “3711” since April 30, 2018. The TWSE is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of February 28, 2026, there was an aggregate of 4,453,797,582 of our Common Shares outstanding.

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

Our ADSs have been listed on the NYSE under the symbol “ASX” since April 30, 2018. The outstanding ADSs are identified by the CUSIP number 00215W100. As of February 28, 2026, a total of 157,164,221 ADSs were outstanding.

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

If we are profitable, we set aside 0.01% (inclusive) to 1.00% (inclusive) as compensation to employees (0.01% to 0.05% shall be allocated as compensation to grassroots employees) and 0.75% (inclusive) or less as remuneration to directors, of net profit before income tax, employees’ compensation and remuneration to directors. While we have accumulated losses, the profit shall be set aside to compensate losses before distribution.

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

The compensation being distributed to employees (including grassroots employees) in the form of stock or cash shall be approved by more than half of the directors at a board meeting at which two-thirds or more of the directors are present and report to the general shareholders’ meeting. In addition to permitting dividends to be paid out of earnings or retained earnings, the R.O.C. Company Act permits us to make distributions to our shareholders in cash or in the form of Common Shares from capital surplus and the legal reserve. While legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital can be distributed. We distribute profit to employees (including grassroots employees) in the form of shares by a resolution of a meeting of the board of directors, and may resolve, at the same meeting of the board of directors, to distribute the shares by way of new shares to be issued by us or existing shares to be repurchased by us.

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

Rights of Holders of Deposited Securities

Except as described below, holders of ADSs generally have no right under the deposit agreement to instruct the depositary to exercise the voting rights for our Common Shares represented by ADSs. Instead, by accepting ADSs or any beneficial interest in ADSs, holders of ADSs are deemed to have authorized and directed the depositary to appoint our chairman or his designee to represent them at our shareholders’ meetings and to vote our Common Shares deposited with the custodian according to the terms of the deposit agreement.

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

If we have timely provided the depositary with the materials described in the deposit agreement and the depositary has not timely received instructions from holders of at least 51.0% of the outstanding ADSs to vote in the same direction regarding any resolution to be considered at the meeting, then holders of ADSs will be deemed to have authorized and directed the depositary bank to give a discretionary proxy to our chairman or his designee to attend and vote at the meeting our Common Shares represented by ADSs in any manner our chairman or his designee may wish, which may not be in the interests of holders.

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

Dividends

Distributions paid on our Common Shares or ADSs, other than certain pro rata distributions of our Common Shares to all holders of our Common Shares and ADSs, will generally constitute dividend income to the extent paid out of our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount a U.S. Holder will be required to include in income with respect to any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by a U.S. Holder (in the case of Common Shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If a U.S. Holder does not convert the NT dollars so received into U.S. dollars on the date of receipt, any gain or loss recognized on a subsequent sale or other disposition of the NT dollars generally will be U.S.-source ordinary income or loss. The amount of any taxable distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends will not be eligible for a dividends-received deduction.

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

Dividend income will be foreign-source and will include the amount of any R.O.C. taxes withheld thereon. Subject to applicable limitations and restrictions, which can vary depending upon the U.S. Holder’s circumstances (such as a requirement to satisfy certain minimum holding periods), R.O.C. taxes withheld from dividend distributions may be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Under certain Treasury regulations, in order for non-U.S. income taxes to be creditable the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the R.O.C. income tax system meets these requirements. However, the Internal Revenue Service released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In lieu of claiming a credit, U.S. Holders may, at their election, deduct otherwise creditable R.O.C. taxes in computing their taxable income, subject to generally applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any R.O.C. tax generally (including under the Treasury regulations and notices mentioned above) and in their particular circumstances.

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

The R.O.C. securities transaction tax imposed upon a sale of Common Shares (as discussed above under “R.O.C. Taxation—Securities Transaction Tax”) will not be a creditable foreign tax for U.S. federal income tax purposes. However, such tax may reduce the amount realized by a U.S. Holder upon a disposition of our Common Shares.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our 2025 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including its equity investments), there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder owns a Common Share or an ADS, certain adverse consequences could apply to that U.S. Holder, such as an increased U.S. federal income tax liability on (i) gains from depositions of our Common Shares or ADSs (which generally would be treated as ordinary income) and (ii) certain “excess distributions” (in either case, generally even if we cease to be a PFIC in subsequent taxable years). Certain elections may be available that would result in alternative treatments if we are a PFIC for any taxable year. In addition, if we are a PFIC for any taxable year during which a U.S. Holder owns a Common Share or an ADS, such U.S. Holder will generally be required to file Internal Revenue Service Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions. Furthermore, if we are a PFIC (or treated as a PFIC with respect to a U.S. Holder) for any taxable year in which we pay a dividend or the preceding taxable year, any preferential tax that may have otherwise applied in the case of noncorporate U.S. Holders of ADSs will not be available. U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules to their ownership or disposition of our Common Shares or ADSs.

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

For assets and liabilities with floating interest rates, a 100-basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, our profit before income tax for the year ended 2025 would have decreased or increased approximately by NT$1,833.0 million (US$58.4 million).

The tables below set forth information relating to our short-term and long-term bank loans, bills payable, and bonds payable as of December 31, 2025.

Expected Maturity Date

	Expected Maturity Date
	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term:
Variable rate (NT$)	14,708.0	-	-	-	-	-	14,708.0	14,708.0
Average interest rate	2.00%	-	-	-	-	-	2.00%	-
Fixed rate (NT$)	3,800.0	-	-	-	-	-	3,800.0	3,800.0
Average interest rate	1.78%	-	-	-	-	-	1.78%	-
Variable rate (US$)	402.0	-	-	-	-	-	402.0	402.0
Average interest rate	4.29%	-	-	-	-	-	4.29%	-
Fixed rate (US$)	63.5	-	-	-	-	-	63.5	63.5
Average interest rate	4.14%	-	-	-	-	-	4.14%	-
Variable rate (RMB)	2.6	-	-	-	-	-	2.6	2.6
Average interest rate	2.09%	-	-	-	-	-	2.09%	-
Fixed rate (RMB)	6.7	-	-	-	-	-	6.7	6.7
Average interest rate	2.60%	-	-	-	-	-	2.60%	-
Variable rate (EUR)	2.3	-	-	-	-	-	2.3	2.3
Average interest rate	3.27%	-	-	-	-	-	3.27%	-
Fixed rate (EUR)	272.5	-	-	-	-	-	272.5	272.5
Average interest rate	2.49%	-	-	-	-	-	2.49%	-
Long-term:
Variable rate (NT$)	1,104.6	47,374.0	7,788.1	29,088.7	25,116.7	0.2	110,472.3	110,472.3
Average interest rate	0.85%	1.74%	1.57%	1.94%	1.99%	1.65%	1.83%	-
Fixed rate (NT$)	3,500.0	3,150.0	-	1,500.0	-	-	8,150.0	8,150.0
Average interest rate	1.03%	1.28%	-	1.78%	-	-	1.26%	-
Variable rate (US$)	-	2,496.2	-	-	-	-	2,496.2	2,496.2
Average interest rate	-	4.02%	-	-	-	-	4.02%	-
Variable rate (RMB)	287.6	295.8	386.9	459.0	291.4	1,197.4	2,918.1	2,918.1
Average interest rate	1.81%	1.89%	1.93%	1.97%	1.97%	0.28%	1.25%	-
Fixed rate (RMB)	-	2,043.5	-	-	-	-	2,043.5	2,043.5
Average interest rate	-	1.80%	-	-	-	-	1.80%	-
Fixed rate (EUR)	21.8	15.2	-	-	-	-	37.0	37.0
Average interest rate	1.99%	2.08%	-	-	-	-	2.03%	-

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues and a significant portion of our capital expenditures are denominated in U.S. dollars. In contrast, our operating costs and operating expenses are primarily incurred in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, and EUR. The majority of our borrowings are denominated in NT dollars, U.S. dollars, EUR, and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar, RMB, and EUR, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms.

We use 1% fluctuation when reporting foreign currency exchange rate risk internally to key management personnel and it represents management’s assessment of reasonably possible changes in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and intercompany receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollar and Japanese yen against NT dollar, RMB, and EUR would be NT$149.0 million (US$4.7 million) for the year ended December 31, 2025. Hedging contracts and hedged items have been considered while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the year-end exposure did not reflect the exposure for the year ended December 31, 2025, the abovementioned sensitivity analysis was unrepresentative.

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

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2026, in aggregate terms by type of contract as of December 31, 2025.

	Forward Exchange Contracts	Swap Contracts
Buy US$ against NT$
Notional Amount	US$250.0 million	US$4,303.0 million
Weighted Average Strike Price	US$/NT$30.846	US$/NT$30.501
Fair Value	US$5.334 million	US$84.552 million

Buy US$ against RMB
Notional Amount	US$18.0 million	-
Weighted Average Strike Price	US$/RMB7.078	-
Fair Value	Negative US$0.133 million	-

Buy US$ against MXN
Notional Amount	US$16.0 million	-
Weighted Average Strike Price	US$/MXN18.074	-
Fair Value	Negative US$0.016 million	-

Buy US$ against MYR
Notional Amount	-	US$17.0 million
Weighted Average Strike Price	-	US$/MYR4.116
Fair Value	-	Negative US$0.245 million

Buy US$ against JPY
Notional Amount	-	US$4.3 million
Weighted Average Strike Price	-	US$/JPY148.785
Fair Value	-	US$0.206 million

Buy JPY against RMB
Notional Amount	JPY165.0 million	-
Weighted Average Strike Price	JPY/RMB0.046	-
Fair Value	Negative US$0.027 million	-

Sell US$ against EUR
Notional Amount	US$2.3 million	-
Weighted Average Strike Price	US$/EUR0.860	-
Fair Value	US$0.024 million	-

Sell US$ against NT$
Notional Amount	US$246.3 million	US$69.2 million
Weighted Average Strike Price	US$/NT$31.324	US$/NT$31.178
Fair Value	Negative US$0.922 million	Negative US$0.366 million

	Forward Exchange Contracts	Swap Contracts
Sell US$ against RMB
Notional Amount	US$569.7 million	-
Weighted Average Strike Price	US$/RMB7.038	-
Fair Value	US$1.417 million	-

Sell US$ against JPY
Notional Amount	US$83.7 million	-
Weighted Average Strike Price	US$/JPY155.008	-
Fair Value	Negative US$0.629 million	-

Sell US$ against MYR
Notional Amount	US$0.5 million	-
Weighted Average Strike Price	US$/MYR4.050	-
Fair Value	Negative US$0.002 million	-

Sell US$ against SGD
Notional Amount	US$17.7 million	-
Weighted Average Strike Price	US$/SGD1.290	-
Fair Value	US$0.076 million	-

Sell US$ against KRW
Notional Amount	US$21.6 million	US$52.0 million
Weighted Average Strike Price	US$/KRW1461.044	US$/KRW1465.613
Fair Value	US$0.403 million	US$1.155 million

Other Market Risk. We are exposed to equity price risk through investments in financial assets at FVTPL and financial assets at FVTOCI. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unquoted securities may be significantly different from their carrying value. If equity price was 1% higher or lower, profit before income tax for the year ended December 31, 2025 would have increased or decreased approximately by NT$50.0 million (US$1.6 million) and other comprehensive income before income tax would have increased or decreased approximately by NT$126.0 million (US$4.0 million) for the same year. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred to our customers.

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

ADS fees and charges payable upon (i) the issuance of ADSs and (ii) cancellation of ADSs will be payable by the person to whom ADSs are so issued (in the case of ADS issuances) and by the person whose ADSs are being cancelled (in the case of ADS cancellations). In the case of ADSs issued by the Depositary into DTC or held via DTC, the ADS issuance and cancellation fees and charges will be payable by the DTC participant(s) receiving ADSs or whose ADSs are being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

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

Depositary Payments

In 2025, we received direct reimbursement of US$2,400,495.40 (net of U.S. withholding tax) from Citibank, N.A., the depositary bank for our ADR programs.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2025, our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15I and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our principal executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, for information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our principal executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on those criteria.

Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 did not include an evaluation of the internal control over financial reporting of GOODCARE and HydroTron, which we acquired during 2025, and whose financial statements constituted less than 1% of net and total assets, operating revenues, and profit of the respective consolidated financial statement amounts as of and for the year ended December 31, 2025.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ASE Technology Holding Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ASE Technology Holding Co., Ltd. (a Republic of China corporation) and its subsidiaries (collectively, the “Group”) as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Group and our report dated March 27, 2026, expressed an unqualified opinion on those consolidated financial statements.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Goodcare Holdings Inc. and its subsidiaries (collectively the “GOODCARE”), and HydroTron Power Co., Ltd. (the “HydroTron”), which were acquired in 2025, and whose financial statements constituted less than 1% of net and total assets, operating revenues, and profit of the respective consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at GOODCARE and HydroTron.

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

March 27, 2026

Changes in Internal Control over Financial Reporting

Other than as explained below, there has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting during 2025.

During 2025, we acquired control of GOODCARE and HydroTron. As a result of the timing, breadth and complexity of this transaction, we increased the level of resources devoted to applying our internal processes and controls to the financial closing process. In 2026, we expect the following with respect to these acquired businesses: (1) they will continue transitioning to our accounting and reporting policies and processes, (2) they will assess the design and operating effectiveness of their internal control systems based on criteria established in the Internal Control- Integrated Framework (2013) issued by the COSO, and (3) their control systems and processes will be integrated into our framework of internal controls over financial reporting. These actions may precipitate changes in our processes or controls.

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

	Year Ended December 31,
	2024	2025
	NT$	NT$	US$
		(in thousands)
Audit fees(1)	216,303.1	189,219.9	6,031.9
Audit-related fees(2)	4,053.6	5,151.8	164.2
Tax fees(3)	33,625.2	30,926.9	985.9
All other fees(4)	8,951.4	17,784.1	566.9

Total	262,933.3	243,082.7	7,748.9

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we, nor the affiliated purchasers of the Company, have purchased any of our Common Shares during 2025.

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

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences Between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Director independence

Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.	Three members of our board of directors are independent as defined in Rule 10A-3 under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards. Pursuant to relevant laws and regulations of the R.O.C., we have three independent directors on our board of directors that were elected through the candidate nomination system at our annual general shareholders’ meeting on June 26, 2024.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.	All of our directors attend the meetings of the board of directors. Our independent directors do not meet at regularly scheduled executive sessions without management. The R.O.C. Company Law does not allow separate board meetings of part but not all of the board of directors.

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

The R.O.C. Company Law requires that directors be elected by shareholders. Under R.O.C. laws and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors. The directors (including independent directors) of the company listed on the TWSE or the Taipei Exchange shall be elected by adopting the candidate nomination system. Our three independent directors were elected through the candidate nomination system provided in our Articles of Incorporation.

Compensation committee

Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.	We have a compensation committee as required by the regulations promulgated by the FSC. The charter of such committee contains similar responsibilities as those provided under NYSE listing standards.

In addition to any requirement of Rule 10A-3(b)(1), all compensation committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We do not assess the independence of our compensation committee members under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the TWSE or the Taipei Exchange.

Audit committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the requirements under the R.O.C. Securities and Exchange Act.

The audit committee must have a minimum of three members. In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We currently have three members on our audit committee. Our audit committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.

The audit committee must have a written charter that provides for the duties and responsibilities set out in Rule 10A-3 and addresses certain other matters required by the NYSE listing standards.	Our audit committee charter provides for the audit committee to assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence, and performance of our independent auditor and (iii) our compliance with legal and regulatory requirements and provides for the duties and responsibilities set out in Rule 10A-3. Our audit committee charter does not address all the matters required by the NYSE listing standards beyond the requirements of Rule 10A-3.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences Between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

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
Item 16K. Cybersecurity
Cybersecurity risk management is an integral part of our overall risk management program. Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the CSISC. The CSISC is responsible for overall information security across all subsidiaries. Our vice chairman, who has participated in yearly professional courses relating to information security, has been appointed the chair of the committee, which is dedicated to enhancing information security, preventing and mitigating information security threats and risks by developing strategic plans for information security, establishing benchmarks for information security maturity assessments, promoting information security risk management in our subsidiaries, and coordinating internal and external technologies, resources and information. Our chief administrative officer and chief corporate governance officer, who previously taught technology law at the college-level, has been appointed as the chief information security officer of the committee, and assumes responsibility
for establishing the information security management framework that covers conducting regular reviews with all subsidiaries and implementing incident response plans. The information security management committee provides a status report to the board of directors in the last quarter of each fiscal year. Our cybersecurity team maintains numerous active industry-recognized cyber certifications, including Certified Information Security Manager (CISM), Certified Information Systems Security Professional (CISSP), and ISO 27001 Lead Auditor.
In addition, our chief administration officer is responsible for promoting and executing information security-related work across ASE, SPIL and USI Group entities, and each subsidiary appoints its information security team as members of the committee, tasked with implementing information security operations as resolved by the information security management committee. We hold quarterly information security management group meetings to report and discuss the progress of our information security work and invite external experts to share insights on information security trends and topics of concern.
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

In 2020, initiated by the information security management committee of the CSISC, information security committees of our subsidiaries worked together to integrate and strengthen the information security protection of each subsidiary. The committees also set up an information security risk alert system, through which we could conduct on-site
operational inspections to minimize information security risks by hiring third-party experts. In addition, our major subsidiaries have obtained ISO 27001 certification (for information security management system) and ISO 22301 certification to strengthen crisis management and disaster response. In addition, our Kaohsiung facility has been facing accelerating digital transition and is the first semiconductor assembly and testing facility in the world to receive the ISO 21434 international automotive network security standard certification and has passed the mobile communication security certification standard and obtained the GSMA certification. We also have established management procedures for the reporting and handling of information security incidents which allow employees to report any security incidents to ensure prompt handling that will be followed by efficient responses in order to mitigate information security risks. In addition, we conduct an annual disaster recovery drill to mitigate the risk of service disruptions caused by impacts from major crisis events to our information systems. All employees participate in our annual proprietary information protection training courses, which include training on information security policy, management framework, and control measures.
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
In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. While we actively take measures to manage information technology security risks, there can be no assurance that these measures will be sufficient to mitigate all potential risks to our system, networks, and data. For more information about these risks, see “Risk Factors – Cyber-attacks could harm our business, financial condition, and results of operations.”

PART III
Item 17. Financial Statements
The Company has elected to provide financial statements and related information pursuant to Item 18.
Item 18. Financial Statements
See the consolidated financial statements starting on page
F-1
of this annual report.

Item 19. Exhibits

1.	*Articles of Incorporation of the Registrant (English translation) (incorporating all amendments as of June 25, 2025)

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

11.

Administrative and Practice Procedures to Prevent Insider Trading (English translation) (incorporated by reference to Exhibit 11 to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2024 filed on March 27, 2025).

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

15.	*Consent of Deloitte & Touche

97.	Compensation Recoupment Policy (incorporated by reference to Exhibit 97 to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2023 filed on April 3, 2024).

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

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
Name: Joseph Tung
Title: Chief Financial Officer

Date: April 1, 2026

ASE Technology Holding Co., Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31,
2024 and 2025 and for the Years Ended December 31,
2023, 2024 and 2025, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
ASE Technology Holding Co., Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ASE Technology Holding Co., Ltd. (a Republic of China corporation) and its subsidiaries (collectively, the “Group”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”) (all expressed in New Taiwan Dollars). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2026, expressed an unqualified opinion on the Group’s internal control over financial reporting.
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
The Group’s evaluation of goodwill for impairment involves the estimates of the value in use of each segment. The Group used the discounted cash flow model to estimate value in use, which required management to make significant estimates and assumptions related to discount rates and forecasts of future revenues. Changes in these estimates and assumptions could have a significant impact on either the value in use, the amount of any goodwill impairment charge, or both. The goodwill balance was NT$52,541,905 thousand (US$1,674,909 thousand) as of December 31, 2025, of which NT$35,430,752 thousand (US$1,129,447 thousand) and NT$13,440,470 thousand (US$428,450 thousand) were allocated to the packaging and testing segments, respectively. The value in use of the packaging and testing segments exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.
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
2
7
, 2026
We have served as the Group’s auditor since 1984.

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	$	$		$
	December 31, 2024	December 31, 2025
ASSETS	NT$	NT$		US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$76,492,824		$92,468,851		$2,947,684
Financial assets at fair value through profit or loss - current (Note 7)	8,390,606		7,754,182		247,185
Contract assets - current (Note 41)	5,640,317		7,568,112		241,253
Trade receivables, net (Note 10)	113,419,820		125,042,214		3,986,044
Other receivables	2,895,495		2,499,294		79,672
Current tax assets (Note 26)	731,828		884,793		28,205
Inventories (Note 11)	57,313,938		65,672,973		2,093,496
Inventories related to real estate business (Notes 12 and 36)	3,866,994		3,710,017		118,266
Other financial assets - current (Notes 13 and 36)	985,925		1,760,287		56,114
Other current assets	5,547,339		6,434,369		205,112

Total current assets	275,285,086		313,795,092		10,003,031

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss - non-current (Note 7)	2,441,436		2,433,310		77,568
Financial assets at fair value through other comprehensive income - non-current (Note 8)	13,959,493		13,615,254		434,022
Investments accounted for using the equity method (Note 14)	20,423,340		25,030,827		797,922
Property, plant and equipment (Notes 15, 25, 36 and 37)	312,531,471		421,115,044		13,424,133
Right-of-use assets (Note 16)	11,851,087		12,636,536		402,822
Investment properties (Notes 17, 25 and 36)	20,055,044		18,736,891		597,287
Goodwill (Note 18)	52,525,342		52,541,905		1,674,909
Other intangible assets (Notes 19 and 25)	15,692,350		12,920,602		411,878
Deferred tax assets (Note 26)	7,175,371		7,698,208		245,400
Other financial assets - non-current (Notes 13 and 36)	4,691,997		4,108,146		130,958
Other non-current assets	4,428,052		4,867,943		155,178

Total non-current assets	465,774,983		575,704,666		18,352,077

TOTAL	$741,060,069		$889,499,758		$28,355,108

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	$	$		$
	December 31, 2024	December 31, 2025
LIABILITIES AND EQUITY	NT$	NT$		US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Notes 20 and 36)	$34,988,758		$31,825,453		$1,014,519
Short-term bills payable (Note 20)	-		2,220,419		70,782
Financial liabilities at fair value through profit or loss - current (Note 7)	324,278		966,484		30,809
Financial liabilities for hedging - current (Notes 20 and 34)	12,456,104		9,282,400		295,901
Trade payables	78,221,100		88,753,993		2,829,263
Other payables (Note 22)	63,179,235		74,816,290		2,384,963
Current tax liabilities (Note 26)	8,888,506		11,593,551		369,574
Lease liabilities - current (Note 16)	986,489		969,441		30,903
Current portion of bonds payable (Note 21)	14,997,976		3,499,748		111,564
Current portion of long-term borrowings (Notes 20 and 36)	3,884,906		3,188,061		101,628
Other current liabilities (Note 37)	16,496,364		21,363,305		681,011

Total current liabilities	234,423,716		248,479,145		7,920,917

NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss - non-current (Note 7)	508,591		428,884		13,672
Bonds payable (Note 21)	17,978,188		11,467,882		365,568
Long-term borrowings (Notes 20 and 36)	121,750,192		202,612,796		6,458,808
Current tax liabilities - non-current	-		2,702,639		86,154
Deferred tax liabilities (Note 26)	6,850,104		5,391,021		171,853
Lease liabilities - non-current (Note 16)	6,825,534		7,878,666		251,153
Net defined benefit liabilities (Note 23)	3,396,161		4,324,806		137,864
Other non-current liabilities (Note 37)	7,056,670		37,584,819		1,198,113

Total non-current liabilities	164,365,440		272,391,513		8,683,185

Total liabilities	398,789,156		520,870,658		16,604,102

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 24)
Share capital
Ordinary shares	44,120,643		44,361,420		1,414,135
Shares subscribed in advance	31,862		118,348		3,773

Total share capital	44,152,505		44,479,768		1,417,908

Capital surplus	148,717,262		156,301,716		4,982,522

Retained earnings
Legal reserve	21,817,390		25,076,564		799,380
Special reserve	2,791,960		2,791,960		89,001
Unappropriated earnings	96,640,231		108,963,166		3,473,483

Total retained earnings	121,249,581		136,831,690		4,361,864

Other equity	7,866,011		6,527,885		208,093

Treasury shares	(1,959,107)		(1,959,107)		(62,452)

Equity attributable to owners of the Company	320,026,252		342,181,952		10,907,935

NON-CONTROLLING INTERESTS (Note 24)	22,244,661		26,447,148		843,071

Total equity	342,270,913		368,629,100		11,751,006

TOTAL	$741,060,069		$889,499,758		$28,355,108

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 41)	$581,914,471	$595,409,585	$645,387,710	$20,573,405

OPERATING COSTS (Notes 11 and 25)	490,157,339	498,477,841	531,194,836	16,933,211

GROSS PROFIT	91,757,132	96,931,744	114,192,874	3,640,194

OPERATING EXPENSES (Note 25)

Selling and marketing expenses	6,569,478	7,467,844	7,404,893	236,050
General and administrative expenses	19,360,539	21,467,202	23,180,987	738,954
Research and development expenses	25,499,408	28,830,313	32,851,461	1,047,226

Total operating expenses	51,429,425	57,765,359	63,437,341	2,022,230

OTHER OPERATING INCOME AND EXPENSES, NET (Note 25)	1,321,770	1,172,592	665,293	21,208

PROFIT FROM OPERATIONS	41,649,477	40,338,977	51,420,826	1,639,172

NON-OPERATING INCOME AND EXPENSES
Other income (Note 25)	2,709,694	2,924,734	2,797,487	89,177
Other gains and losses (Note 25)	3,444,138	4,349,992	3,772,062	120,244
Finance costs (Note 25)	(6,272,086)	(6,777,032)	(7,503,269)	(239,186)
Share of the profit or loss of associates and joint ventures	1,080,600	896,702	815,990	26,012

Total non-operating income and expenses	962,346	1,394,396	(117,730)	(3,753)

PROFIT BEFORE INCOME TAX	42,611,823	41,733,373	51,303,096	1,635,419

INCOME TAX EXPENSE (Note 26)	5,303,963	7,916,463	10,106,656	322,176

PROFIT FOR THE YEAR	37,307,860	33,816,910	41,196,440	1,313,243

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(66,384)	234,388	(1,238,644)	(39,485)
Unrealized gain (loss) on equity instruments at fair value through other comprehensive income	211,468	10,016	(232,486)	(7,411)
Share of other comprehensive income of associates and joint ventures	2,468,244	160,374	4,358,100	138,926
Income tax relating to items that will not be reclassified subsequently to profit or loss	(264,618)	(84,472)	(133,120)	(4,244)

	2,348,710	320,306	2,753,850	87,786

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$(1,536,221)	$12,788,423	$(5,275,665)	$(168,175)
Unrealized loss on debt investments at fair value through other comprehensive income	(16,807)	(17,145)	(17,620)	(562)
Gain (loss) on hedging instruments	(312,029)	562,598	(1,117,589)	(35,626)
Share of other comprehensive income (loss) of associates and joint ventures	(28,511)	(18,192)	37,442	1,194
Income tax related to items that may be reclassified subsequently to profit or loss	(5,792)	2,315	2,379	76

	(1,899,360)	13,317,999	(6,371,053)	(203,093)

Other comprehensive income (loss) for the year, net of income tax	449,350	13,638,305	(3,617,203)	(115,307)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$37,757,210	$47,455,215	$37,579,237	$1,197,936

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$35,457,908	$32,378,936	$40,015,755	$1,275,606
Non-controlling interests	1,849,952	1,437,974	1,180,685	37,637

	$37,307,860	$33,816,910	$41,196,440	$1,313,243

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$36,020,578	$45,203,116	$36,688,214	$1,169,532
Non-controlling interests	1,736,632	2,252,099	891,023	28,404

	$37,757,210	$47,455,215	$37,579,237	$1,197,936

EARNINGS PER SHARE (Note 27)
Basic	$8.25	$7.50	$9.22	$0.29

Diluted	$8.04	$7.20	$8.75	$0.28

EARNINGS PER AMERICAN DEPOSITARY SHARE (“ADS”) (Note 27)
Basic	$16.51	$14.99	$18.44	$0.59

Diluted	$16.08	$14.40	$17.49	$0.56

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating Foreign Operations	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Employee Benefit	Equity Directly Associated with Disposal Groups Held for Sale	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total

BALANCE AT JANUARY 1, 2023	4,367,984	$43,679,841	$142,607,490	$12,582,960	$10,367,052	$91,556,474	$114,506,486	$(5,529,388)	$1,275,505	$520,281	$(432,847)	$-	$(4,166,449)	$(1,959,107)	$294,668,261	$18,608,124	$313,276,385

Appropriation of 2022 earnings
Legal reserve	-	-	-	6,001,564	-	(6,001,564)	-	-	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(6,845,501)	6,845,501	-	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(38,482,083)	(38,482,083)	-	-	-	-	-	-	-	(38,482,083)	-	(38,482,083)

	-	-	-	6,001,564	(6,845,501)	(37,638,146)	(38,482,083)	-	-	-	-	-	-	-	(38,482,083)	-	(38,482,083)

Reversal of special reserve appropriated at the first-time adoption of IFRS Accounting Standards	-	-	-	-	(561,978)	561,978	-	-	-	-	-	-	-	-	-	-	-

Change from investments in associates accounted for using the equity method	-	-	3,255	-	-	-	-	-	-	-	-	-	-	-	3,255	-	3,255

Other changes in the capital surplus	-	-	87	-	-	-	-	-	-	-	-	-	-	-	87	-	87

Net profit for the year ended December 31, 2023	-	-	-	-	-	35,457,908	35,457,908	-	-	-	-	-	-	-	35,457,908	1,849,952	37,307,860
Other comprehensive income (loss) for the year ended December 31, 2023, net of income tax	-	-	-	-	-	(32,134)	(32,134)	(1,505,241)	2,347,561	(242,840)	-	(4,676)	594,804	-	562,670	(113,320)	449,350

Total comprehensive income (loss) for the year ended December 31, 2023	-	-	-	-	-	35,425,774	35,425,774	(1,505,241)	2,347,561	(242,840)	-	(4,676)	594,804	-	36,020,578	1,736,632	37,757,210

Cash dividends received by subsidiaries from the Company	-	-	641,387	-	-	-	-	-	-	-	-	-	-	-	641,387	-	641,387

Disposal of subsidiary (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(295,895)	(295,895)

Differences between consideration and carrying amount arising from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	427,913	427,913

Share-based payment from the Company (Note 28)	17,466	174,657	929,634	-	-	712	712	-	-	-	432,847	-	432,847	-	1,537,850	-	1,537,850

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(912,261)	(912,261)

Share-based payment from subsidiaries (Note 28)	-	-	90,773	-	-	-	-	-	-	-	-	-	-	-	90,773	293,740	384,513

Issue of convertible bonds by subsidiaries (Note 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	412,294	412,294

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	73,418	73,418	-	(73,418)	-	-	-	(73,418)	-	-	-	-

BALANCE AT DECEMBER 31, 2023	4,385,450	$43,854,498	$144,272,626	$18,584,524	$2,959,573	$89,980,210	$111,524,307	$(7,034,629)	$3,549,648	$277,441	$-	$(4,676)	$(3,212,216)	$(1,959,107)	$294,480,108	$20,270,547	$314,750,655

BALANCE AT JANUARY 1, 2024	4,385,450	$43,854,498	$144,272,626	$18,584,524	$2,959,573	$89,980,210	$111,524,307	$(7,034,629)	$3,549,648	$277,441	$-	$(4,676)	$(3,212,216)	$(1,959,107)	$294,480,108	$20,270,547	$314,750,655

Appropriation of 2023 earnings
Legal reserve	-	-	-	3,232,866	-	(3,232,866)	-	-	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(167,613)	167,613	-	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(22,838,947)	(22,838,947)	-	-	-	-	-	-	-	(22,838,947)	-	(22,838,947)

	-	-	-	3,232,866	(167,613)	(25,904,200)	(22,838,947)	-	-	-	-	-	-	-	(22,838,947)	-	(22,838,947)

Change from investments in associates accounted for using the equity method	-	-	4,445	-	-	-	-	-	-	-	-	-	-	-	4,445	-	4,445

Other changes in the capital surplus	-	-	68	-	-	-	-	-	-	-	-	-	-	-	68	-	68

Net profit for the year ended December 31, 2024	-	-	-	-	-	32,378,936	32,378,936	-	-	-	-	-	-	-	32,378,936	1,437,974	33,816,910
Other comprehensive income (loss) for the year ended December 31, 2024, net of income tax	-	-	-	-	-	173,524	173,524	12,085,635	122,083	438,262	-	4,676	12,650,656	-	12,824,180	814,125	13,638,305

Total comprehensive income (loss) for the year ended December 31, 2024	-	-	-	-	-	32,552,460	32,552,460	12,085,635	122,083	438,262	-	4,676	12,650,656	-	45,203,116	2,252,099	47,455,215

Cash dividends received by subsidiaries from the Company	-	-	379,462	-	-	-	-	-	-	-	-	-	-	-	379,462	-	379,462

Changes in percentage of ownership interest in subsidiaries (Note 31)	-	-	(250,106)	-	-	(5,439)	(5,439)	-	-	-	-	-	-	-	(255,545)	(201,150)	(456,695)

Share-based payment from the Company (Note 28)	29,801	298,007	4,228,820	-	-	76,028	76,028	-	-	-	(1,631,257)	-	(1,631,257)	-	2,971,598	-	2,971,598

																(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating Foreign Operations	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Employee Benefit	Equity Directly Associated with Disposal Groups Held for Sale	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total

Non-controlling interests arising from capital increase of subsidiaries	-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$177,487	$177,487

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(593,390)	(593,390)

Share-based payment from subsidiaries (Note 28)	-	-	81,947	-	-	-	-	-	-	-	-	-	-	-	81,947	238,183	320,130

Issue of convertible bonds by subsidiaries (Note 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100,885	100,885

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(58,828)	(58,828)	-	58,828	-	-	-	58,828	-	-	-	-

BALANCE AT DECEMBER 31, 2024	4,415,251	$44,152,505	$148,717,262	$21,817,390	$2,791,960	$96,640,231	$121,249,581	$5,051,006	$3,730,559	$715,703	$(1,631,257)	$-	$7,866,011	$(1,959,107)	$320,026,252	$22,244,661	$342,270,913

BALANCE AT JANUARY 1, 2025	4,415,251	$44,152,505	$148,717,262	$21,817,390	$2,791,960	$96,640,231	$121,249,581	$5,051,006	$3,730,559	$715,703	$(1,631,257)	$-	$7,866,011	$(1,959,107)	$320,026,252	$22,244,661	$342,270,913

Appropriation of 2024 earnings
Legal reserve	-	-	-	3,259,174	-	(3,259,174)	-	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(23,420,372)	(23,420,372)	-	-	-	-	-	-	-	(23,420,372)	-	(23,420,372)

	-	-	-	3,259,174	-	(26,679,546)	(23,420,372)	-	-	-	-	-	-	-	(23,420,372)	-	(23,420,372)

Change from investments in associates accounted for using the equity method	-	-	16,093	-	-	-	-	-	-	-	-	-	-	-	16,093	-	16,093

Other changes in the capital surplus	-	-	76	-	-	-	-	-	-	-	-	-	-	-	76	-	76

Net profit for the year ended December 31, 2025	-	-	-	-	-	40,015,755	40,015,755	-	-	-	-	-	-	-	40,015,755	1,180,685	41,196,440
Other comprehensive income (loss) for the year ended December 31, 2025, net of income tax	-	-	-	-	-	(997,790)	(997,790)	(5,189,939)	3,725,567	(865,379)	-	-	(2,329,751)	-	(3,327,541)	(289,662)	(3,617,203)

Total comprehensive income (loss) for the year ended December 31, 2025	-	-	-	-	-	39,017,965	39,017,965	(5,189,939)	3,725,567	(865,379)	-	-	(2,329,751)	-	36,688,214	891,023	37,579,237

Cash dividends received by subsidiaries from the Company	-	-	386,307	-	-	-	-	-	-	-	-	-	-	-	386,307	-	386,307

Differences between consideration and carrying amount arising from acquisition of subsidiaries (Note 31)	-	-	(68,093)	-	-	-	-	-	-	-	-	-	-	-	(68,093)	10,618	(57,475)

Changes in percentage of ownership interest in subsidiaries (Note 31)	-	-	3,169,280	-	-	-	-	-	-	-	-	-	-	-	3,169,280	2,964,788	6,134,068

Share-based payment from the Company (Note 28)	32,726	327,263	3,780,009	-	-	-	-	-	-	-	976,141	-	976,141	-	5,083,413	-	5,083,413

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(514,157)	(514,157)

Share-based payment from subsidiaries (Note 28)	-	-	300,782	-	-	-	-	-	-	-	-	-	-	-	300,782	578,048	878,830

Issue of convertible bonds by subsidiaries (Note 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	272,167	272,167

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(15,484)	(15,484)	-	15,484	-	-	-	15,484	-	-	-	-

BALANCE AT DECEMBER 31, 2025	4,447,977	$44,479,768	$156,301,716	$25,076,564	$2,791,960	$108,963,166	$136,831,690	$(138,933)	$7,471,610	$(149,676)	$(655,116)	$-	$6,527,885	$(1,959,107)	$342,181,952	$26,447,148	$368,629,100

US DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2025	4,447,977	$1,417,908	$4,982,522	$799,380	$89,001	$3,473,483	$4,361,864	$(4,429)	$238,177	$(4,771)	$(20,884)	$-	$208,093	$(62,452)	$10,907,935	$843,071	$11,751,006

The accompanying notes are an integral part of the consolidated financial statements.																	(Concluded )

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$42,611,823	$41,733,373	$51,303,096	$1,635,419
Adjustments for:
Depreciation expense	54,195,380	55,995,198	63,607,075	2,027,640
Amortization expense	3,906,483	3,820,014	3,832,762	122,179
Net gain on fair value change of financial assets and liabilities at fair value through profit or loss	(1,860,511)	(9,832,900)	(340,984)	(10,870)
Finance costs	6,272,086	6,777,032	7,503,269	239,186
Interest income	(1,513,407)	(1,883,518)	(1,879,685)	(59,920)
Dividend income	(256,160)	(194,812)	(119,634)	(3,814)
Share-based compensations	742,890	2,188,600	2,481,787	79,113
Share of profit of associates and joint ventures	(1,080,600)	(896,702)	(815,990)	(26,012)
Gain on disposal of property, plant and equipment	(161,761)	(208,980)	(809,950)	(25,819)
Gain on disposal of investments accounted for using the equity method	(55,795)	(20,952)	(15,310)	(488)
Impairment loss recognized on financial assets	108,443	195,455	236,942	7,553
Impairment loss recognized on non-financial assets	3,536,506	603,756	816,424	26,026
Gain on disposal of subsidiary	(529,721)	-	-	-
Gain on bargain purchase	-	(76,715)	-	-
Net loss (gain) on foreign currency exchange	10,127	3,377,808	(2,005,284)	(63,924)
Others	34,888	(65,671)	(72,453)	(2,310)
Changes in operating assets and liabilities
Financial assets mandatorily classified as at fair value through profit or loss	8,453,963	7,767,363	7,875,427	251,050
Contract assets	631,097	(540,241)	(1,927,795)	(61,453)
Trade receivables	15,868,810	(14,331,791)	(11,899,300)	(379,321)
Other receivables	348,614	1,068,459	851,315	27,138
Inventories	25,401,815	1,781,135	(8,515,201)	(271,444)
Other current assets	(292,294)	(620,913)	(872,015)	(27,798)
Other financial assets	(718,946)	1,009,130	686,757	21,892
Other operating assets	92,135	181,390	(18,486)	(589)
Financial liabilities held for trading	(3,619,901)	(2,966,792)	(5,719,744)	(182,332)
Trade payables	(9,037,355)	7,694,702	10,498,543	334,668
Other payables	(8,281,769)	1,540,330	4,638,266	147,857
Other current liabilities	(877,245)	95,790	3,535,163	112,693
Other operating liabilities	(182,534)	(387,660)	31,961,760	1,018,864

Cash generated from operations	133,747,061	103,801,888	154,816,755	4,935,184
Interest received	1,479,507	1,811,676	1,801,128	57,416
Dividend received	668,883	665,916	610,201	19,452
Interest paid	(5,998,956)	(6,419,091)	(7,870,200)	(250,883)
Income tax paid	(15,474,646)	(9,072,635)	(7,108,597)	(226,605)

Net cash generated from operating activities	114,421,849	90,787,754	142,249,287	4,534,564

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(184,355)	$(13,560)	$(478,350)	$(15,249)
Proceeds from sale of financial assets at fair value through other comprehensive income	-	405	-	-
Return of capital from financial assets at fair value through other comprehensive income	188,347	184,050	32,675	1,042
Acquisition of associates accounted for using the equity method	(2,259,757)	(14,700)	-	-
Proceeds from disposal of investments accounted for using the equity method	489,329	-	-	-
Net proceeds outflow on acquisition of subsidiaries	(1,224,183)	(1,627,074)	(258,554)	(8,242)
Net proceeds from disposal of subsidiary (Note 30)	2,093,700	-	-	-
Payments for property, plant and equipment	(54,158,229)	(79,521,938)	(164,642,502)	(5,248,406)
Proceeds from disposal of property, plant and equipment	475,326	908,053	2,493,114	79,474
Payments for intangible assets	(395,651)	(1,567,300)	(1,017,558)	(32,437)
Proceeds from disposal of intangible assets	9,901	10,177	10,022	319
Payments for right-of-use assets	(35,851)	(593,496)	(188,303)	(6,003)
Payments for investment properties	(35,304)	(15,145)	(33,260)	(1,060)
Proceeds from disposal of investment properties	-	34	-	-
Increase in other financial assets	(485,132)	(1,686,349)	(2,645,136)	(84,321)
Decrease in other financial assets	226,397	1,530,701	1,120,247	35,711
Increase in other non-current assets	(294,680)	(473,350)	(511,749)	(16,313)
Decrease in other non-current assets	80,668	140,976	475,095	15,145
Income tax paid	-	(1,170,149)	-	-
Other investing activities items	387,480	-	-	-

Net cash used in investing activities	(55,121,994)	(83,908,665)	(165,644,259)	(5,280,340)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	3,231,840	-	-	-
Repayment of short-term borrowings	-	(4,514,729)	(5,839,428)	(186,147)
Proceeds from short-term bills payable	2,787,340	-	2,198,419	70,080
Repayment of short-term bills payable	-	(2,787,340)	-	-
Proceeds from bonds offering	2,426,634	1,035,014	4,376,855	139,524
Repayment of bonds payable	(5,000,000)	(13,902,400)	(15,000,000)	(478,164)
Proceeds from long-term borrowings	286,268,360	244,731,255	459,416,458	14,645,089
Repayment of long-term borrowings	(300,531,590)	(208,074,986)	(378,109,527)	(12,053,220)
Repayment of the principle portion of lease liabilities	(1,136,666)	(1,547,291)	(1,063,297)	(33,895)
Dividends paid	(37,840,609)	(22,459,417)	(23,033,989)	(734,268)
Proceeds from exercise of employee share options	1,175,260	1,103,058	3,480,455	110,948
Decrease in non-controlling interests	(484,348)	(872,613)	(1,157,064)	(36,884)
Other financing activities items	2,740	18,243	254	8

Net cash generated from (used in) financing activities	(49,101,039)	(7,271,206)	45,269,136	1,443,071

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY	$(954,692)	$9,600,423	$(5,898,137)	$(188,018)

NET INCREASE IN CASH AND CASH EQUIVALENTS	9,244,124	9,208,306	15,976,027	509,277

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	58,040,394	67,284,518	76,492,824	2,438,407

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$67,284,518	$76,492,824	$92,468,851	$2,947,684

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION
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
The Company’s subsidiaries, Advanced Semiconductor Engineering, Inc. (symbol “2311”, “ASE”) and Siliconware Precision Industries Co., Ltd. (symbol “2325”, “SPIL”), entered into and executed a joint share exchange agreement to establish the Company, and the Company acquired all issued and outstanding ordinary shares of ASE and SPIL on April 30, 2018. Both of ASE’s and SPIL’s ordinary shares have been delisted while the ordinary shares of the Company were listed starting from the same date under the symbol “3711”. In addition, ASE’s ordinary shares that have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”) since September 2000 were exchanged as the Company’s ADSs under the same symbol “ASX” starting from April 30, 2018.
The Company’s subsidiaries, ASE and SPIL, were approved by the competent authority to terminate their public offering in March 2024 and April 2024, respectively, and cease the status as a public company.
The ordinary shares of the Company’s subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”), have been listed on the Shanghai Stock Exchange under the symbol “601231” since February 2012.
The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS
The accompanying consolidated financial statements were authorized for issue by the management on March 27, 2026.

3.	APPLICATION OF NEW, AMENDED AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) (collectively, “IFRS Accounting Standards”)

a.	Amendments to IFRS Accounting Standards that are mandatorily effective for the current year
In the current year, the Group applied the amendments to IAS 21 “Lack of Exchangeability.”
The initial application of the aforementioned new, revised or amended standards and interpretations did not have material impact on the Group’s accounting policies.

b.	New, revised or amended IFRS Accounting Standards in issue but not yet effective
The Group has not applied the following new, revised or amended IFRS Accounting Standards that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date Announced by IASB (Note 1)

Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosures in Financial Statements”	January 1, 2027

Note 1:	Unless stated otherwise, the above IFRS Accounting Standards are effective for annual reporting periods beginning on or after their respective effective dates.

c.	Material changes in accounting policy resulted from new, revised and amended IFRS Accounting Standards in issue but not yet effective
Except for the following, as of the date that the accompanying consolidated financial statements were authorized for issue, the Group is continuously assessing other impacts of the above amended standards and interpretations on the Group’s financial position and financial performance and will disclose the relevant impacts when the assessment is completed.
IFRS 18 “Presentation and Disclosure in Financial Statements” and consequential amendments
IFRS 18 will supersede IAS 1 “Presentation of Financial Statements”. The main changes comprise:

●
To classify items of income and expenses presented in the statement of profit or loss into the operating, investing, financing, income taxes and discontinued operations categories, the Group shall assess whether it has specified main business activities of investing in particular types of assets and providing financing to customers.

●	The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

●
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

●
Disclosures on Management-defined Performance Measures (MPMs): When in public communications outside financial statements and communicating to users of financial statements management’s view of an aspect of the financial performance of the Group as a whole, the Group shall disclose related information about its MPMs in a single note to the financial statements, including the description of such measures, calculations, reconciliations to the subtotal or total specified by IFRS Accounting Standards, and the income tax and non-controlling interests effects of related reconciliation items.

In addition, the following consequential amendments have been made to IAS 7 “Statement of Cash Flows”:

●	The Group shall use operating profit or loss as the starting point when presenting cash flows from operating activities under the indirect method.

●
Interest and dividends received by the Group shall be classified as investing activities, while interest and dividends paid shall be classified as financing activities. However, if, after assessment, the Group has a specific main operating activity, it shall determine how to classify dividends received, interest received and interest paid in the statement of cash flows by referring to how it classifies dividend income, interest income and interest expense in the statement of profit or loss. The total of each of these cash flows shall be classified in a single category in the statement of cash flows.

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

c.	Classification of current and non-current assets and liabilities
Current assets include cash and cash equivalents and those assets held primarily for trading purposes or expected to be realized within 12 months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, for more than 12 months after the balance sheet date. Current liabilities are obligations incurred for trading purposes or to be settled within 12 months after the balance sheet date (even if an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the consolidated financial statements are authorized for issue) and liabilities for which the Group does not have the substantial right at the end of the reporting period to defer settlement for at least 12 months after the balance sheet date. Assets and liabilities that are not classified as current are classified as non-current. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the Group’s own equity instruments do not affect its classification as current or non-current if the Group classifies the option as an equity instrument.
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

2)	The detail information of the subsidiaries was as follows:

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2024	2025

The Company	ASE	Engaged in the packaging and testing of semiconductors	R.O.C.	100.0	100.0
	USI Inc. (“USIINC”)	Holding company	R.O.C.	100.0	100.0
	SPIL	Engaged in the assembly, testing and turnkey services of integrated circuit	R.O.C.	100.0	100.0
	ASE Social Enterprise Co., Ltd. (“ASE SOCIAL”)	Engaged in social services	R.O.C.	100.0	100.0
	ASE Global Integrated Solutions Co., Ltd.	Engaged in integration-relevant services	R.O.C.	100.0	100.0
ASE	A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
	J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
	Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
	Omniquest Industrial Limited	Holding company	British Virgin Islands	71.0	71.0
	ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
	ASE Test, Inc. (“ASET”)	Engaged in the testing of semiconductors	R.O.C.	100.0	100.0
	Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in the manufacturing of integrated circuit	R.O.C.	6.9	6.9
	ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
	ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
	ASEP Cayman Ltd. (“ASEPCAYMAN”)	Engaged in the packaging and testing of semiconductors, and was acquired in August 2024 (Note 29)	British Cayman Islands	100.0	100.0
	HydroTron Power Co., Ltd.	Micro-hydro power generation, and was acquired in October 2025	R.O.C.	-	100.0
ASET	Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
	Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
	TLJ Intertech Inc.	Engaged in information software services	R.O.C.	60.0	60.0
	AMPI	Engaged in the manufacturing of integrated circuit	R.O.C.	48.9	54.1
A.S.E. Holding Limited	ASE Investment (Labuan) Inc.	Holding company	Malaysia	70.1	70.1
	ASE Test Limited (“ASE Test”)	Holding company	Singapore	10.2	10.2
	Integrated Solutions Enterprise Europe	Trading company	Belgium	100.0	100.0
J&R Holding	ASE Test	Holding company	Singapore	89.8	89.8
	Omniquest Industrial Limited	Holding company	British Virgin Islands	8.4	8.4
	J&R Industrial Inc.	Engaged in leasing and investing activity	R.O.C.	100.0	100.0
	ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
	ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
	Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
Innosource Limited	Omniquest Industrial Limited	Holding company	British Virgin Islands	20.6	20.6
	ASE (Shanghai) Inc. (“ASEMTL”)	Engaged in the production of substrates	Shanghai, China	8.5	8.5
	ASE Enterprise Management (Shanghai) Inc. (“ASEEMSH”)	Engaged in the leasing of properties and buildings	Shanghai, China	8.5	8.5

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2024	2025

Omniquest Industrial Limited	ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
Alto Enterprises Limited	ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Super Zone Holdings Limited	Advanced Semiconductor Engineering (China) Ltd.	Engaged in the packaging and testing of semiconductors, after-sale services, advisory and lease of factory	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
ASE (Korea) Inc.	ASE Cheonan, Inc. (“CHE”)	Engaged in the packaging and testing of semiconductors, and was acquired in August 2024 (Note 29)	Korea	100.0	100.0
ASE Test	ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
	ASE Investment (Labuan) Inc.	Holding company	Malaysia	29.9	29.9
ASE Test Holdings, Ltd.	ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ISE Labs, Inc.	ISE Services, Inc.	Engaged in turnkey services of semiconductors	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited	ASE Assembly & Test (Shanghai) Limited (“ASESH”)	Engaged in the packaging and testing of semiconductors and leasing of properties	Shanghai, China	100.0	100.0
ASESH	Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
	ISE Labs, China, Ltd.	Engaged in the testing of semiconductors	Shanghai, China	100.0	100.0
	Shanghai Ding Hui Real Estate Development Co., Ltd. (“DH”)	Engaged in the development, construction and sale of real estate properties	Shanghai, China	60.0	60.0
DH	Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the management of properties, parking lot business and leasing of properties for shopping center	Shanghai, China	100.0	100.0
	Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the management of properties, parking lot business and leasing of properties for shopping center	Shanghai, China	100.0	100.0
	Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of properties for shopping center	Kun Shan, China	100.0	100.0
	Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Yao Estate Development Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Fan Business Management Co., Ltd.	Engaged in the management of commercial complex services and department store trading	Shanghai, China	100.0	100.0
ASE Corporation	ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
	ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
ASE Mauritius Inc.	ASEMTL	Engaged in the production of substrates	Shanghai, China	91.5	91.5
	ASEEMSH	Engaged in the leasing of properties and buildings	Shanghai, China	91.5	91.5
ASE Labuan Inc.	ASE Electronics Inc.	Engaged in the production of substrates	R.O.C.	100.0	100.0
ASEMTL	Advanced Semiconductor Engineering (HK) Limited	Trading company	Hong Kong	100.0	100.0
	Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	0.8	0.8
ASEEMSH	DH	Engaged in the development, construction and sale of real estate properties	Shanghai, China	40.0	40.0
ASEPCAYMAN	Cyland Corp.	Engaged in the leasing of real estate	The Philippines	39.8	39.8
USIINC	Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
Huntington Holdings International Co., Ltd.	Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
	Real Tech Holdings Limited	Holding company	British Virgin Islands	100.0	100.0
	Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	100.0	100.0
Real Tech Holdings Limited	USI Enterprise Limited (“USIE”)	Engaged in the service of investment advisory and warehousing management	Hong Kong	100.0	100.0
	Universal Ample Technology Co., Limited	In the process of liquidation (acquired from Universal Global Technology Co., Limited in September 2025)	Hong Kong	-	75.1
	Hirschmann Mobility Holding GmbH	Holding company (acquired from Universal Ample Technology Co., Limited in October 2025)	Germany	-	75.1
Universal Ample Technology Co., Limited	Hirschmann Mobility Holding GmbH	Holding company (disposed to Real Tech Holdings Limited in October 2025)	Germany	100.0	-

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2024	2025

Hirschmann Mobility Holding GmbH	Hirschmann Car Communication Holding S.a.r.l. (“Hirschmann”)	Holding company (merged by Hirschmann Mobility Holding GmbH in July 2025)	Luxembourg	100.0	-
	Hirschmann Car Communication GmbH	Engaged in the research and development, manufacturing and sales of PCBAs and tuners	Germany	-	100.0
	Hirschmann Car Communication Kft.	Engaged in the manufacturing and sales of antennas, RF amplifiers, connectors and wave straps	Hungary	-	100.0
	Hirschmann Car Communication, Inc.	Engaged in the research and development, and sales marketing	U.S.A.	-	100.0
Hirschmann	Hirschmann Car Communication GmbH	Engaged in the research and development, manufacturing and sales of PCBAs and tuners	Germany	100.0	-
	Hirschmann Car Communication Kft.	Engaged in the manufacturing and sales of antennas, RF amplifiers, connectors and wave straps	Hungary	100.0	-
	Hirschmann Car Communication, Inc.	Engaged in the research and development, and sales marketing	U.S.A.	100.0	-
Hirschmann Car Communication GmbH	Hirschmann Car Communication S.A.S.	Engaged in the research and development, and sales marketing	France	100.0	100.0
	Hirschmann Car Communication (Shanghai) Co., Ltd.	Engaged in the sales of antennas, RF amplifiers and wave straps, PCBs, and tuners	Shanghai, China	100.0	100.0
USIE	USISH	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	77.1	74.3
USISH	Universal Global Technology Co., Limited	Holding company	Hong Kong	100.0	100.0
	Universal Global Technology (Kunshan) Co., Ltd. (“UGKS”)	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	100.0	100.0
	Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	100.0	100.0
	Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sales of electronic components and telecommunications equipment	Shanghai, China	100.0	100.0
	USI Electronics (Shenzhen) Co., Ltd. (“USISZ”)	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0
	Universal Global Technology (Huizhou) Co., Ltd.	Engaged in the research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services	Huizhou, China	100.0	100.0
	Universal Optoele c tronics Co., Ltd	Engaged in the manufacturing of optoelectronic devices, optical communication equipment, electronic components devices, integrated circuit chips and products as well as import and export services, and was established in December 2025	Shanghai, China	-	100.0
	FINANCIERE AFG (“FAFG”)	Holding company	France	10.4	10.4
Universal Global Technology Co., Limited	Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	100.0	100.0
	Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecommunication and cars and provision of related R&D services	R.O.C.	100.0	100.0
	USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	100.0	100.0
	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	100.0	100.0
	USI Japan Co., Ltd.	Engaged in the manufacturing and sales of computer peripherals, integrated chip and other related accessories	Japan	100.0	100.0
	USISZ	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0
	Universal Scientific Industrial (France)	Engaged in investing activities	France	100.0	100.0
	UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	Engaged in IC assembly for wearable devices	Vietnam	100.0	100.0
	Universal Ample Technology Co., Limited	Holding company (disposed to Real Tech Holdings Limited in September 2025)	Hong Kong	75.1	-
Universal Global Industrial Co., Limited	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	(Note 1)	(Note 1)
UGTW	Universal Scientific Industrial Co., Ltd.	Engaged in the manufacturing, processing and sales of computers, computer peripherals and related accessories	R.O.C.	100.0	100.0
Universal Global Electronics (Shanghai) Co., Ltd.	USI Science and Technology (Shenzhen) Co., Ltd.	Engaged in the design of electronic components, service of technical advisory; wholesale of electronic components and communication peripherals as well as business in import and export of goods and management of properties	Shenzhen, China	100.0	100.0
Universal Scientific Industrial (France)	FAFG	Holding company	France	89.6	89.6

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2024	2025

FAFG	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	99.9	99.9
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	99.9	99.9
	ASTEELFLASH (BEDFORD) LIMITED	Engaged in the design and manufacturing of electronic components	United Kingdom	100.0	100.0
	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	99.9	99.9
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	100.0	100.0
	ASTEELFLASH HONG KONG LIMITED	Holding company	Hong Kong	100.0	100.0
	Asteelflash Holding GmbH.	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	ASTEELFLASH US HOLDING CORP.	Holding company	U.S.A.	100.0	100.0
	AFERH TUNISIE	Engaged in the management, training and consulting of organization and human resources	Tunisia	0.5	0.5
	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	0.1	0.1
	ASTEELFLASH PLZEN S.R.O.	Engaged in the design and manufacturing of electronic components	Czech Republic	100.0	100.0
ASTEELFLASH (BEDFORD) LIMITED	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH TECHNOLOGIE	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	(Note 1)	(Note 1)
ASTEELFLASH FRANCE	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	99.9	99.9
	ASTEELFLASH TECHNOLOGIE	Engaged in projection of plastic and the design and manufacturing of industrial components	France	100.0	100.0
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
	AFERH TUNISIE	Engaged in the management, training and consulting of organization and human resources	Tunisia	99.5	99.5
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	0.1	0.1
	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	0.1	0.1
ASTEELFLASH HONG KONG LIMITED	Asteelflash Suzhou Co., Ltd.	Engaged in the design and manufacturing of electronic components	Suzhou, China	100.0	100.0
	UGHK	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory	Hong Kong	100.0	100.0
UGHK	USI Asteelflash Poland Sp. z o.o. (renamed in May 2025, formerly named as Universal Scientific Industrial Poland Sp. z o.o.)	Engaged in the design and manufacturing of electronic components and new electronic applications	Poland	100.0	100.0
Asteelflash Suzhou Co., Ltd.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
Asteelflash Holding GmbH.	ASTEELFLASH Germany GmbH. (renamed in January 2024, formerly named as ASTEELFLASH HERSFELD GmbH)	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	ASTEELFLASH DESIGN SOLUTIONS HAMBURG GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	EN ELECTRONICNETWORK SRL	Engaged in the design and manufacturing of electronic components	Romania	100.0	100.0
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH MEXICO S.A. de C.V.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH US HOLDING CORP.	ASTEELFLASH USA CORP.	Engaged in the design and manufacturing of electronic components	U.S.A.	100.0	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2024	2025

ASTEELFLASH USA CORP.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
SPIL	SPIL (B.V.I.) Holding Limited	Engaged in investing activities	British Virgin Islands	100.0	100.0
	Siliconware Precision Malaysia Sdn. Bhd.	Engaged in the assembly and testing	Malaysia	100.0	100.0
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Engaged in marketing activities in North America	U.S.A.	100.0	100.0
	SPIL (Cayman) Holding Limited	Engaged in investing activities	British Cayman Islands	100.0	100.0
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Engaged in the packaging and testing of semiconductors	Suzhou, China	100.0	100.0
ASE SOCIAL	Goodcare Holdings Inc.	Holding company, and was acquired in August 2025	R.O.C.	-	67.2
Goodcare Holdings Inc.	Goodcare Health Inc.	Engaged in the social services, and was acquired in August 2025	R.O.C.	-	100.0
	TW Future Homecare Inc.	Engaged in the social services, and was acquired in August 2025	R.O.C.	-	100.0
TW Future Homecare Inc.	TC SPRING CO.,LTD.	Engaged in the social services, and was acquired in August 2025	R.O.C.	-	100.0
(Concluded)

Note 1:	The number of shares held was 1 share and the percentage of ownership was less than 0.1%.

e.	Business combinations
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
Where the consideration the Group transfers in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and considered as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with the corresponding adjustments being made against goodwill or gains on bargain purchases. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances existed as of the acquisition date. The measurement period does not exceed 1 year from the acquisition date.
The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration not classified as equity is remeasured at fair value at the end of subsequent reporting period with any gain or loss recognized in profit or loss.
When a business combination is achieved in stages, the Group’s previously held equity interest in an acquiree is remeasured to fair value at the acquisition date, and the resulting gain or loss, if any, is recognized in profit or loss or other comprehensive income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required had those interests been directly disposed of by the Group.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

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
Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising from the retranslation of non-monetary items are included in profit or loss for the period, except for exchange differences arising from the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which cases, the exchange differences are also recognized directly in other comprehensive income.
Non-monetary items denominated in a foreign currency and measured at historical cost are translated using the exchange rate at the date of the transaction, and are not retranslated.
For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including subsidiaries, associates and joint ventures in other countries that use different currencies from the Company) are translated into the New Taiwan dollars using exchange rates prevailing at each balance sheet date. Income and expense items are translated and accumulated at the average exchange rates for each month of the period. The resulting currency translation differences are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.
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

g.	Inventories and inventories related to real estate business
Inventories, including raw materials, supplies, work in process, finished goods, and materials and supplies in transit, are stated at the lower of cost or net realizable value. Inventory write-downs are made by item, except where it is appropriate to group items of similar or related inventories. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.
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
Under the equity method, investments in an associate and a joint venture are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate and joint venture. The Group also recognizes the changes in the Group’s share of equity of associates and joint ventures.
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
When the Group subscribes for additional new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Group’s proportionate interest in the associate and joint venture. The Group records such a difference as an adjustment to investments with the corresponding amount charged to gain or loss on disposal of investments accounted for using the equity method. When the Group reduces its ownership interest in an associate or a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognised in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.
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

m.	Impairment of property, plant and equipment, right-of-use asset, investment properties and intangible assets other than goodwill
At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use asset, investment properties and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Corporate assets are allocated to the individual cash-generating units on a reasonable and consistent basis. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.
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
All regular purchases or sales of financial assets are recognized and derecognized on a settlement date basis.

a)	Measurement categories
Financial assets held by the Group are classified into the following categories: financial assets at FVTPL, financial assets at amortized cost and investments in debt instruments and equity instruments at FVTOCI.

i.	Financial asset at FVTPL

A financial asset is classified as at FVTPL when the financial asset is mandatorily classified. The Group’s financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at FVTOCI and debt instruments that do not meet the amortized cost criteria or the FVTOCI criteria.
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
Financial assets that are not credit-impaired on purchase or origination but have subsequently become credit-impaired, for which interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset in subsequent reporting periods.

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
Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.
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
Derivatives embedded in hybrid contracts that contain financial asset hosts within the scope of IFRS 9 are not separated; instead, the classification is determined in accordance with the entire hybrid contract. Derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

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

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in the amounts expected to be payable under a residual value guarantee, a change in the assessment of an option to purchase an underlying asset, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Group remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. For a lease modification that is not accounted for as a separate lease, the Group accounts for the remeasurement of the lease liability by (a) decreasing the carrying amount of the right-of-use assets due to the lease modification on the scope, and recognizing in profit or loss any gain or loss on the partial or full termination of the lease; (b) making a corresponding adjustment to the right-of-use asset of all other lease modifications. Lease liabilities are presented on a separate line in the consolidated balance sheets.
Variable lease payments that do not depend on an index or a rate are recognized as expenses in the periods in which they are incurred.

r.	Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
Investment income earned on the temporary investment of specific borrowings before their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.
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
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it becomes probable that future taxable profit will allow the deferred tax asset to be recovered.
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
A translation of the consolidated financial statements into U.S. dollars (US$) is included solely for the convenience of the readers and has been translated from NT$ at the exchange rate as set forth in the statistical release by the Federal Reserve Board of the United States, which was
NT$31.37 to US$1.00
as of December 31, 2025. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into US$ amounts at this or any other rate of exchange.

5.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of the Group’s accounting policies, management is required to make judgments, estimates, and assumptions on the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised if the revisions affect only that year or in the year of the revisions and future years if the revisions affect both current and future years.
Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The calculation of the value in use requires management to estimate the future cash flows expected to be generated from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the change in facts and circumstances results in downward revision of future cash flows or upward revision of discount rates, a material impairment loss may arise.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Cash on hand, checking accounts and demand deposits	$54,757,980	$56,745,638	$1,808,914
Cash equivalents (time deposits with original maturity of less than three months)	21,734,844	35,723,213	1,138,770

	$76,492,824	$92,468,851	$2,947,684

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS (FVTPL)

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Financial assets mandatorily classified as at FVTPL

Derivative instruments (non-designated hedges)
Swap contracts	$4,282,512	$3,412,108	$108,770
Forward exchange contracts	258,362	248,813	7,932
Non-derivative financial assets
Quoted shares	2,898,751	2,277,680	72,607
Private-placement funds	1,503,382	1,435,095	45,747
(Continued)

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)
Open-end mutual funds	$590,346	$971,952	$30,983
Unquoted shares	863,484	822,065	26,205
Others	-	161,150	5,138

Hybrid financial assets
Equity-linked structured products	-	497,899	15,872
Convertible notes	360,635	345,730	11,021
Others	74,570	15,000	478

	$10,832,042	$10,187,492	$324,753

Current	$8,390,606	$7,754,182	$247,185
Non-current	2,441,436	2,433,310	77,568

	$10,832,042	$10,187,492	$324,753

Financial liabilities held for trading

Derivative instruments (non-designated hedges)
Swap contracts	$179,967	$736,231	$23,469
Forward exchange contracts	63,785	75,438	2,405
Accumulator contracts	-	13,751	438

	243,752	825,420	26,312
Contingent considerations (Note 29)	589,117	569,948	18,169

	$832,869	$1,395,368	$44,481

Current	$324,278	$966,484	$30,809
Non-current	508,591	428,884	13,672

	$832,869	$1,395,368	$44,481

(Concluded)

a.	At each balance sheet date, outstanding swap contracts not accounted for hedge accounting were as follows:

Currency	Maturity Period	Notional Amount (In Thousands)

December 31, 2024

Sell RMB/Buy US$	2025.01	RMB830,661/US$114,000
Sell HKD/Buy US$	2025.02 - 2025.03	HKD22,830/US$2,939
Sell JPY/Buy US$	2025.01	JPY1,035,320/US$6,994
Sell MXN/Buy US$	2025.01	MXN923,715/US$45,000
Sell NT$/Buy US$	2025.01 - 2025.12	NT$108,539,284/US$3,496,000
Sell US$/Buy KRW	2025.01 - 2025.03	US$69,000/KRW99,002,500
Sell US$/Buy NT$	2025.01 - 2025.02	US$254,440/NT$8,221,338

December 31, 2025
Sell JPY/Buy US$	2026.01	JPY633,220/US$4,256
Sell MYR/Buy US$	2026.01 - 2026.04	MYR69,971/US$17,000
Sell NT$/Buy US$	2026.01 - 2026.12	NT$131,245,282/US$4,303,000
Sell US$/Buy KRW	2026.01 - 2026.02	US$52,000/KRW76,211,890
Sell US$/Buy NT$	2026.01 - 2026.03	US$69,180/NT$2,156,913

b.	At each balance sheet date, outstanding forward exchange contracts not accounted for hedge accounting were as follows:

Currency	Maturity Period	Notional Amount (In Thousands)

December 31, 2024

Sell RMB/Buy JPY	2025.01	RMB7,888/JPY165,000
Sell RMB/Buy NT$	2025.01 - 2025.03	RMB10,000/NT$44,542
Sell RMB/Buy US$	2025.01	RMB130,495/US$18,000
Sell EUR/Buy TND	2025.01 - 2025.12	EUR7,074/TND24,000
Sell EUR/Buy US$	2025.01 - 2025.12	EUR5,435/US$6,000
Sell NT$/Buy US$	2025.01 - 2025.02	NT$3,545,010/US$110,000
Sell US$/Buy RMB	2025.01 - 2025.02	US$436,000/RMB3,172,282
Sell US$/Buy EUR	2025.01	US$3,165/EUR3,000
Sell US$/Buy JPY	2025.01 - 2025.02	US$54,020/JPY8,335,356
Sell US$/Buy KRW	2025.01	US$7,000/KRW10,071,340
Sell US$/Buy MYR	2025.01	US$6,000/MYR26,758
Sell US$/Buy NT$	2025.01 - 2025.03	US$81,610/NT$2,653,807
Sell US$/Buy SGD	2025.01 - 2025.03	US$13,100/SGD17,506

December 31, 2025

Sell RMB/Buy JPY	2026.01	RMB7,583/JPY165,000
Sell RMB/Buy US$	2026.01	RMB127,404/US$18,000
Sell MXN/Buy US$	2026.01	MXN289,184/US$16,000
Sell NT$/Buy US$	2026.01 - 2026.03	NT$7,711,585/US$250,000
Sell US$/Buy RMB	2026.01	US$569,700/RMB4,009,470
Sell US$/Buy EUR	2026.01	US$2,325/EUR2,000
Sell US$/Buy JPY	2026.01 - 2026.02	US$83,700/JPY12,974,168
Sell US$/Buy KRW	2026.01	US$21,610/KRW31,573,162
Sell US$/Buy MYR	2026.01	US$500/MYR2,025
Sell US$/Buy NT$	2026.01 - 2026.03	US$246,330/NT$7,716,117
Sell US$/Buy SGD	2026.01 - 2026.02	US$17,700/SGD22,826

c.	At balance sheet date, outstanding accumulator contracts not accounted for hedge accounting were as follows:

December 31, 2025

Underlying Asset	Strike Price	Knock-out Price	Currency	Maturity Date	Contract Duration	Note

USD CBA	115.20-200.78 (a) /176.89-290.81 (b)	-	USD	2026.10 - 2026.12	1 year	Note 1
USD ACCU	631.42	800.90	USD	2026.08	1 year	Note 2

Note 1:
If the market price of the underlying asset is lower than the strike price (b), the Group shall purchase twice the agreed quantity of shares at the strike price (b). If the market price of the underlying asset is higher than the strike price (b), the Group shall purchase the agreed quantity of shares at the strike price (a). In addition, after a specified maintenance period has elapsed, the counterparty may early terminate the contract.

Note 2:
If the market price of the underlying asset is lower than or equal to the strike price, the Group will purchase twice the agreed quantity of shares at the strike price. If the market price of the underlying asset falls between the strike price and the knock-out price, the share settlement will be conducted based on the agreed quantity. If the market price of the underlying asset is higher than or equal to the knock-out price, the contract will be early terminated.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (FVTOCI)

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Investments in equity instruments	$12,933,733	$12,607,114	$401,885
Investments in debt instruments	1,025,760	1,008,140	32,137

	$13,959,493	$13,615,254	$434,022

a.	Investments in equity instruments

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$12,846,151	$12,546,772	$399,961
Taiwan Innovation Board (TIB) quoted ordinary shares	72,774	47,934	1,528
Unquoted preferred shares	14,808	12,408	396

	$12,933,733	$12,607,114	$401,885

b.	Investments in debt instruments

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Unsecured cumulative subordinate corporate bonds	$1,025,760	$1,008,140	$32,137

The
 Group purchased 1,000 units of the abovementioned
perpetual
corporate bonds with par value of NT$1,000 thousand (US$32
thousand) and the annual interest rate and effective interest rate was
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

10.	TRADE RECEIVABLES, NET

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

At amortized cost
Gross carrying amount	$107,294,445	$119,393,787	$3,805,986
Less: Allowance for impairment loss	407,133	534,377	17,035

	106,887,312	118,859,410	3,788,951
At FVTOCI	6,532,508	6,182,804	197,093

	$113,419,820	$125,042,214	$3,986,044

a.	Trade receivables

1)	At amortized cost
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

The following table details the loss allowance of trade receivables based on the Group’s provision matrix.
December 31, 2024

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

	NT$	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$98,650,390	$6,644,672	$1,431,402	$472,061	$95,920	$107,294,445
Loss allowance (Lifetime ECLs)	(31,490)	(4,262)	(57,708)	(229,042)	(84,631)	(407,133)

	$98,618,900	$6,640,410	$1,373,694	$243,019	$11,289	$106,887,312

December 31, 2025
	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

	NT$	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$110,633,879	$7,190,205	$981,559	$368,990	$219,154	$119,393,787
Loss allowance (Lifetime ECLs)	(27,120)	(4,191)	(36,780)	(252,558)	(213,728)	(534,377)

	$110,606,759	$7,186,014	$944,779	$116,432	$5,426	$118,859,410

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Gross carrying amount	$3,526,742	$229,206	$31,290	$11,762	$6,986	$3,805,986
Loss allowance (Lifetime ECLs)	(865)	(134)	(1,172)	(8,051)	(6,813)	(17,035)

	$3,525,877	$229,072	$30,118	$3,711	$173	$3,788,951

The movements of the loss allowance of trade receivables were as follows:

	December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$164,408	$332,756	$407,133	$12,979
Remeasurement of loss allowance	108,672	154,301	225,969	7,203
Acquisitions through business combinations	67,034	-	-	-
Amounts written off	(8,376)	(92,319)	(106,228)	(3,386)
Effects of foreign currency exchange differences	1,018	12,395	7,503	239

Balance at December 31	$332,756	$407,133	$534,377	$17,035

2)	At FVTOCI
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

The following table details the loss allowance of trade receivables at FVTOCI based on the Group’s provision matrix.
December 31, 2024

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total

Expected credit loss rate	0%	0%	0%	0%

	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$6,407,425	$5,549	$106,134	$13,400	$6,532,508
Loss allowance (Lifetime ECLs)	-	-	-	-	-

	$6,407,425	$5,549	$106,134	$13,400	$6,532,508

December 31, 2025
	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total

Expected credit loss rate	0%	0%	0%	0%

	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$6,072,904	$38	$109,547	$315	$6,182,804
Loss allowance (Lifetime ECLs)	-	-	-	-	-

	$6,072,904	$38	$109,547	$315	$6,182,804

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Gross carrying amount	$193,590	$1	$3,492	$10	$197,093
Loss allowance (Lifetime ECLs)	-	-	-	-	-

	$193,590	$1	$3,492	$10	$197,093

b.	Transfers of financial assets - Unqualified for derecognition
In April 2024, the Group’s subsidiary amended its accounts receivable factoring agreement with banks, with a credit facility amounting to
EUR10,000
thousand. Pursuant to the agreements, banks have the right to request the Group’s subsidiary to pay the unsettled balance if these trade receivables are not recovered at maturity. As the Group’s subsidiary does not transfer substantially all risks and rewards relating to these trade receivables, it continues to recognize the full carrying amounts of these trade receivables and treats them as collateral for borrowings. Refer to Notes 20 and 36. However, after considering its working capital requirements, the Group’s subsidiary terminated its accounts receivable factoring agreement with the banks in August 2025.
For the year ended December 31, 2024, the trade receivables accumulated factored and financed were NT$2,122,291 thousand and NT$989,664 thousand, respectively. For the year ended December 31, 2025, the trade receivables accumulated factored and financed were NT$1,483,274 thousand (US$47,283 thousand) and NT$924,709 thousand (US$29,477 thousand), respectively. As of December 31, 2024 and 2025, the carrying amount of these trade receivables factored but not yet derecognized were NT$391,030 thousand and nil, respectively
.
T
he carrying amount of the related liabilities both were nil.

11.	INVENTORIES

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Finished goods	$11,567,645	$10,702,026	$341,155
Work in process	6,374,902	8,273,397	263,736
Raw materials	34,600,519	41,004,898	1,307,137
Supplies	3,544,043	4,766,263	151,937
Raw materials and supplies in transit	1,226,829	926,389	29,531

	$57,313,938	$65,672,973	$2,093,496

The cost of inventories recognized as operating costs for the years ended December 31, 2023, 2024 and 2025 were NT$488,429,585 thousand, NT$496,631,340 thousand and NT$529,425,979 thousand (US$16,876,824 thousand), respectively, which included write-downs of inventories at NT$3,389,936 thousand, NT$469,876 thousand and NT$270,399 thousand (US$8,620 thousand), respectively.

12.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$647,039	$786,442	$25,070
Construction in progress	3,219,955	2,923,575	93,196

	$3,866,994	$3,710,017	$118,266

As of December 31, 2024 and 2025, inventories related to real estate business of NT$3,220,603 thousand and NT$3,212,328 thousand (US$102,401 thousand), respectively, are expected to be realized longer than
12
months.
Construction in progress is mainly located on Lidu Road in Kun Shan, China. Refer to Note 36 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

13.	OTHER FINANCIAL ASSETS

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Guarantee deposits	$4,956,488	$4,454,816	$142,009
Time deposits with original maturity over three months	82,680	760,454	24,242
Pledged time deposits (Note 36)	513,582	545,940	17,403
Others (Note 36)	125,172	107,223	3,418

	$5,677,922	$5,868,433	$187,072

Current	$985,925	$1,760,287	$56,114
Non-current	4,691,997	4,108,146	130,958

	$5,677,922	$5,868,433	$187,072

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Investments in associates	$20,410,983	$25,030,827	$797,922
Investments in joint venture	12,357	-	-

	$20,423,340	$25,030,827	$797,922

a.	Investments in associates

1)	Investments in associates accounted for using the equity method that were not individually material consisted of the following:

		Operating	Carrying Amount as of December 31
Name of Associate	Main Business	Location	2024	2025
			NT$	NT$	US$ (Note 4)

Yann Yuan Investment Co., Ltd. (“Yann Yuan”)	Engaged in investing activities	R.O.C.	$10,317,044	$13,972,765	$445,418
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	R.O.C.	2,412,818	3,375,196	107,593
ChipMOS Technologies Inc. (“ChipMOS”)	Engaged in the packaging and testing of semiconductors	R.O.C.	2,941,982	2,929,073	93,372
M-Universe Investments Pte. Ltd. (“MU”)	Investment company	Singapore	2,325,475	2,362,319	75,305
MACHVISION,INC. (“MACHVISION”)	Engaged in the manufacturing and trading of non-contact optical inspection equipment	R.O.C.	2,055,590	2,120,140	67,585
Chipletz, Inc. (“CHIPLETZ”)	Fabless substrate design house	U.S.A.	255,384	192,314	6,130
(Continued)

		Operating	Carrying Amount as of December 31
Name of Associate	Main Business	Location	2024	2025
			NT$	NT$	US$ (Note 4)
Deca Technologies Inc. (“DECA”)	Holding company with group engaged in the development of packaging of semiconductors	U.S.A.	$58,100	$79,020	$2,519
Questyle Audio Engineering Co., Ltd. (“QUESTYLE”)	Engaged in the research and development on technology and sales of electronic products, digital products, audio equipment and spare parts, domestic trading, import and export business	China	17,798	-	-
Goodcare Holdings Inc. (“GOODCARE”)	Holding company, engaged in business of investment, long-term care and home care services	R.O.C.	26,792	-	-
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	R.O.C.	(83,098)	(99,310)	(3,165)

			20,327,885	24,931,517	794,757
	Add: Credit balance of investments accounted for using equity method reclassified to other non-current liabilities		83,098	99,310	3,165

			$20,410,983	$25,030,827	$797,922

(Concluded)

2)	At each balance sheet date, the total percentages of ownership held by the Group were as follows:

	December 31
	2024	2025

Yann Yuan	27.94%	27.94%
HC	26.22%	26.22%
ChipMOS	10.85%	11.27%
MU	42.23%	42.23%
MACHVISION	23.08%	23.08%
CHIPLETZ	18.74%	18.74%
DECA	17.84%	17.82%
HCK	27.31%	27.31%
QUESTYLE	6.67%	-
GOODCARE	49.00%	-

3)
During
the nine months ended
September 30
,
2025, the exercise of employee share options issued by DECA led the Group’s percentage of ownership in DECA decreased to 17.82%. During 2025, ChipM
OS
repurchased its ordinary shares and led the Group’s percentage of ownership in ChipM
OS
increased to 11.27%. The Group considered it still has significant influence over the aforementioned associates since it involves in making significant decisions by participating in the board meetings of those associates.

4)
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

In addition, USISH resigned as a director of QUESTYLE and no longer be nominated, which resulted the Group to lose its significant influence over QUESTYLE in December 2025,
and
the Group reclassified the investment as financial assets at FVTPL with a gain on disposal of investment accounted for using the equity method of
NT$
15,310
thousand (US$488
thousand) under the line item of other gains and losses (Note 25).

5)
In August 2025, the Group’s subsidiary, ASE SOCIAL, subscribed 5,000 thousand ordinary shares of GOODCARE with NT$50,000 thousand (US$1,594 thousand) in cash. The percentage of the Group’s ownership in GOODCARE then increased to 67.21% and, therefore, the Group obtained control over GOODCARE.

6)	Fair values (Level 1) of investments in associates based on quoted prices in an active market were summarized as follows:

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

ChipMOS	$2,473,841	$3,720,625	$118,605

HC	$2,601,069	$1,993,695	$63,554

7)	Aggregate information of associates that were not individually material

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net income	$1,091,814	$899,723	$816,240	$26,020
Other comprehensive income	2,439,733	142,182	4,395,542	140,120

Total comprehensive income	$3,531,547	$1,041,905	$5,211,782	$166,140

b.	Investments in joint venture

1)	Investments in joint venture that was not individually material and accounted for using the equity method consisted of the following:

		Operating Location	Carrying Amount as of December 31
Name of Joint Venture	Main Business		2024	2025
			NT$	NT$	US$ (Note 4)

MUtek Electronics Co., Ltd. (“MUtek”)	Engaged in the production and wholesale of electronic products	R.O.C.	$12,357	$-	$-

At the end of 2025, the Group’s subsidiary, UGTW, evaluated the recoverable amount of its investment in MUtek by using the value in use. The recoverable amount was lower than the carrying amount and, therefore, the Group recognized an impairment loss of NT$12,107 thousand (US$386 thousand) under the line item of other gains and losses (Note 25). The value in use of its investment in MUtek was the present value of cash flow projections made by MUtek’s management with a discount rate of 11.79%.

2)	At each balance sheet date, the percentages of ownership held by the Group’s subsidiary were as follows:

	December 31
	2024	2025

MUtek	49.00%	49.00%

3)	Information of joint venture that was not individually material

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Total net loss and comprehensive loss	$(11,214)	$(3,021)	$(250)	$(8)

15.	PROPERTY, PLANT AND EQUIPMENT
The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Land and land improvements	$17,570,624	$18,083,984	$576,474
Buildings and improvements	121,588,485	145,561,338	4,640,145
Machinery and equipment	137,430,483	181,115,735	5,773,533
Other equipment	3,203,839	3,400,546	108,401
Construction in progress and machinery under installation	32,738,040	72,953,441	2,325,580

	$312,531,471	$421,115,044	$13,424,133

For the year ended December 31, 2023

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2023	$13,006,893	$172,798,699	$473,494,702	$14,354,608	$18,073,406	$691,728,308
Additions	424,130	1,866,786	2,308,779	141,158	44,017,796	48,758,649
Disposals	(3,436)	(8,786,519)	(7,912,516)	(1,441,685)	(9,457)	(18,153,613)
Reclassification	142,562	16,398,574	24,044,088	992,109	(41,394,745)	182,588
Acquisitions through business combinations (Note 29)	18,049	150,347	1,159,537	136,687	167,477	1,632,097
Effect of foreign currency exchange differences	(6,585)	(594,470)	(2,395,051)	(88,219)	(89,284)	(3,173,609)

Balance at December 31, 2023	$13,581,613	$181,833,417	$490,699,539	$14,094,658	$20,765,193	$720,974,420

Accumulated depreciation and impairment

Balance at January 1, 2023	$-	$81,175,408	$331,365,217	$10,953,065	$-	$423,493,690
Depreciation expense	17,860	8,896,551	41,403,363	1,481,707	-	51,799,481
Impairment losses recognized	-	134,999	10,802	769	-	146,570
Disposals	(3,436)	(8,771,076)	(7,774,818)	(1,431,696)	-	(17,981,026)
Reclassification	43,725	(35,568)	7,674	35,200	-	51,031
Acquisitions through business combinations (Note 29)	-	24,770	735,808	125,322	-	885,900
Effect of foreign currency exchange differences	292	(325,412)	(1,874,707)	(92,921)	-	(2,292,748)

Balance at December 31, 2023	$58,441	$81,099,672	$363,873,339	$11,071,446	$-	$456,102,898

For the year ended December 31, 2024

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2024	$13,581,613	$181,833,417	$490,699,539	$14,094,658	$20,765,193	$720,974,420
Additions	3,931,878	6,177,957	2,033,804	239,234	83,824,673	96,207,546
Disposals	(152,357)	(3,250,387)	(10,611,069)	(1,097,340)	(5,396)	(15,116,549)
Reclassification	4,699	23,003,450	48,348,102	1,084,919	(72,457,183)	(16,013)
Acquisitions through business combinations (Note 29)	175,261	1,153,289	7,575,012	660,442	14,817	9,578,821
Effect of foreign currency exchange differences	106,652	3,549,566	4,611,503	334,002	595,936	9,197,659

Balance at December 31, 2024	$17,647,746	$212,467,292	$542,656,891	$15,315,915	$32,738,040	$820,825,884

Accumulated depreciation and impairment

Balance at January 1, 2024	$58,441	$81,099,672	$363,873,339	$11,071,446	$-	$456,102,898
Depreciation expense	17,255	10,126,682	41,930,945	1,425,917	-	53,500,799
Impairment losses recognized	-	16,472	32,455	276	84,677	133,880
Disposals	-	(2,994,916)	(10,352,348)	(1,090,547)	-	(14,437,811)
Reclassification	-	14,145	(2,892)	1,463	(84,677)	(71,961)
Acquisitions through business combinations (Note 29)	-	955,951	6,918,742	362,687	-	8,237,380
Effect of foreign currency exchange differences	1,426	1,660,801	2,826,167	340,834	-	4,829,228

Balance at December 31, 2024	$77,122	$90,878,807	$405,226,408	$12,112,076	$-	$508,294,413

For the year ended December 31, 2025
	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2025	$17,647,746	$212,467,292	$542,656,891	$15,315,915	$32,738,040	$820,825,884
Additions	561,752	330,504	1,536,263	117,456	169,070,554	171,616,529
Disposals	(1,256)	(2,504,027)	(16,486,897)	(1,047,070)	(6,730)	(20,045,980)
Reclassification	10,633	34,568,619	92,798,209	1,402,147	(129,020,913)	(241,305)
Acquisitions through business combinations	51,200	10,350	19,145	3,673	62,707	147,075
Effect of foreign currency exchange differences	(83,543)	(184,287)	(1,763,149)	(135,604)	109,783	(2,056,800)

Balance at December 31, 2025	$18,186,532	$244,688,451	$618,760,462	$15,656,517	$72,953,441	$970,245,403

Accumulated depreciation and impairment

Balance at January 1, 2025	$77,122	$90,878,807	$405,226,408	$12,112,076	$-	$508,294,413
Depreciation expense	21,328	11,201,721	48,429,031	1,286,600	-	60,938,680
Impairment losses recognized	-	100,037	204,622	-	-	304,659
Disposals	(1,256)	(2,310,161)	(14,631,845)	(1,046,299)	-	(17,989,561)
Reclassification	-	(213,175)	35,783	1,462	-	(175,930)
Acquisitions through business combinations	3,880	-	1,595	86	-	5,561
Effect of foreign currency exchange differences	1,474	(530,116)	(1,620,867)	(97,954)	-	(2,247,463)

Balance at December 31, 2025	$102,548	$99,127,113	$437,644,727	$12,255,971	$-	$549,130,359

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2025	$562,568	$6,772,945	$17,298,594	$488,235	$1,043,610	$26,165,952
Additions	17,907	10,536	48,972	3,744	5,389,562	5,470,721
Disposals	(40)	(79,822)	(525,562)	(33,378)	(215)	(639,017)
Reclassification	339	1,101,964	2,958,183	44,697	(4,112,876)	(7,693)
Acquisitions through business combinations	1,632	330	610	117	1,999	4,688
Effect of foreign currency exchange differences	(2,663)	(5,875)	(56,205)	(4,323)	3,500	(65,566)

Balance at December 31, 2025	$579,743	$7,800,078	$19,724,592	$499,092	$2,325,580	$30,929,085

(Continued)

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Accumulated depreciation and impairment

Balance at January 1, 2025	$2,458	$2,896,997	$12,917,641	$386,104	$-	$16,203,200
Depreciation expense	680	357,084	1,543,801	41,013	-	1,942,578
Impairment losses recognized	-	3,189	6,523	-	-	9,712
Disposals	(40)	(73,642)	(466,428)	(33,354)	-	(573,464)
Reclassification	-	(6,796)	1,140	47	-	(5,609)
Acquisitions through business combinations	124	-	51	3	-	178
Effect of foreign currency exchange differences	47	(16,899)	(51,669)	(3,122)	-	(71,643)

Balance at December 31, 2025	$3,269	$3,159,933	$13,951,059	$390,691	$-	$17,504,952

(Concluded)
Based on the future operation plans and the capacity evaluation, the Group assessed that a portion of property, plant and equipment in the packaging segment, testing segment, EMS segment and other segment were not qualified for the production needs and, therefore, recognized an impairment loss of NT$146,570 thousand, NT$133,880 thousand and NT$304,659 thousand (US$9,712 thousand) under the line item of other operating income and expenses
,
net
 (Note 25) for the years ended December 31, 2023, 2024 and 2025, respectively. The recoverable amount was determined using value in use and the Group expected to derive nearly no cash flows from these assets.
Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Land improvements	5-30 years
Buildings and improvements
Main plant buildings	10-55 years
Cleanrooms	10-20 years
Others	3-24 years
Machinery and equipment	2-20 years
Other equipment	2-25 years
The capitalized borrowing costs for the years ended December 31, 2023, 2024 and 2025 are disclosed in Note 25.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Carrying amounts

Land	$7,747,283	$9,083,745	$289,568
Buildings and improvements	3,492,553	3,252,947	103,696
Machinery and equipment	545,748	214,757	6,846
Other equipment	65,503	85,087	2,712

	$11,851,087	$12,636,536	$402,822

(Continued)

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Additions to right-of-use assets	$1,680,516	$1,936,186	$2,590,477	$82,578

Depreciation of right-of-use assets
Land	$246,617	$267,959	$281,555	$8,975
Buildings and improvements	726,510	855,492	835,929	26,648
Machinery and equipment	292,936	246,799	459,297	14,641
Other equipment	37,957	44,890	47,989	1,530

	$1,304,020	$1,415,140	$1,624,770	$51,794

(Concluded)
The amounts disclosed above with respect to the right-of-use assets did not include the right-of-use assets that meet the definition of investment properties.

b.	Lease liabilities

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Carrying amounts

Current	$986,489	$969,441	$30,903

Non-current	$6,825,534	$7,878,666	$251,153

The Group’s lease liabilities were mainly from land and buildings and improvements. The range of discount rates for lease liabilities was as follows:

	December 31
	2024	2025

Land (%)	0.54-8.00	0.54-8.00
Buildings and improvements (%)	0.45-8.84	0.45-8.84

c.	Material lease-in activities and terms
The Group leases land and buildings for the use of plants and offices with remaining lease terms of
1-58 years
and
1-25 years,
respectively. For the leasehold land located in the R.O.C., the Group has extension options at the expiry of the lease periods. However, the government has the right to adjust the lease payments on the basis of changes in announced land value prices and also has the right to terminate the lease contract under certain circumstances. The Group does not have bargain purchase options to acquire the leasehold land and buildings at the expiry of the lease periods. In addition, the Group is prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.

d.	Subleases
In addition to the sublease transactions described in Note 17, the Group did not have other sublease transactions.

e.	Other lease information

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Expenses relating to short-term leases	$316,799	$885,741	$1,660,257	$52,925

Expenses relating to low-value assets leases	$3,913	$4,143	$3,371	$107

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$124,883	$70,263	$93,364	$2,976

Total cash outflow for leases	$1,856,816	$3,426,478	$3,416,465	$108,909

The Group elected to apply the recognition exemption for qualifying short-term leases and low-value asset leases and, therefore, did not recognize right-of-use assets and lease liabilities for these leases.

17.	INVESTMENT PROPERTIES
For the year ended December 31, 2023

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2023	$35,572	$16,757,443	$10,175,880	$26,968,895
Additions	-	35,304	-	35,304
Reclassification	-	(182,588)	(12,233)	(194,821)
Effects of foreign currency exchange differences	-	(298,273)	(171,087)	(469,360)

Balance at December 31, 2023	$35,572	$16,311,886	$9,992,560	$26,340,018

Accumulated depreciation

Balance at January 1, 2023	$-	$3,868,107	$1,371,696	$5,239,803
Depreciation expenses	-	766,322	325,557	1,091,879
Reclassification	-	(51,031)	(4,309)	(55,340)
Effects of foreign currency exchange differences	-	(80,078)	(25,362)	(105,440)

Balance at December 31, 2023	$-	$4,503,320	$1,667,582	$6,170,902

Carrying amount at December 31, 2023	$35,572	$11,808,566	$8,324,978	$20,169,116

For the year ended December 31, 2024

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2024	$35,572	$16,311,886	$9,992,560	$26,340,018
Additions	-	15,145	-	15,145
Disposals	-	(62)	-	(62)
Reclassification	-	(88,176)	159	(88,017)
Effects of foreign currency exchange differences	-	845,530	520,026	1,365,556

Balance at December 31, 2024	$35,572	$17,084,323	$10,512,745	$27,632,640

Accumulated depreciation

Balance at January 1, 2024	$-	$4,503,320	$1,667,582	$6,170,902
Depreciation expenses	-	748,055	331,204	1,079,259
Disposals	-	(28)	-	(28)
Reclassification	-	(9,340)	54	(9,286)
Effects of foreign currency exchange differences	-	241,359	95,390	336,749

Balance at December 31, 2024	$-	$5,483,366	$2,094,230	$7,577,596

Carrying amount at December 31, 2024	$35,572	$11,600,957	$8,418,515	$20,055,044

For the year ended December 31, 2025
	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2025	$35,572	$17,084,323	$10,512,745	$27,632,640
Additions	-	33,260	-	33,260
Reclassification	-	315,032	18,179	333,211
Effects of foreign currency exchange differences	-	(318,251)	(205,183)	(523,434)

Balance at December 31, 2025	$35,572	$17,114,364	$10,325,741	$27,475,677

Accumulated depreciation

Balance at January 1, 2025	$-	$5,483,366	$2,094,230	$7,577,596
Depreciation expenses	-	723,339	320,286	1,043,625
Reclassification	-	216,195	9,563	225,758
Effects of foreign currency exchange differences	-	(79,924)	(28,269)	(108,193)

Balance at December 31, 2025	$-	$6,342,976	$2,395,810	$8,738,786

Carrying amount at December 31, 2025	$35,572	$10,771,388	$7,929,931	$18,736,891

	Land	Buildings and Improvements	Right-of-use Assets	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2025	$1,134	$544,607	$335,121	$880,862
Additions	-	1,060	-	1,060
Reclassification	-	10,042	580	10,622
Effects of foreign currency exchange differences	-	(10,145)	(6,541)	(16,686)

Balance at December 31, 2025	$1,134	$545,564	$329,160	$875,858

Accumulated depreciation

Balance at January 1, 2025	$-	$174,796	$66,759	$241,555
Depreciation expenses	-	23,058	10,210	33,268
Reclassification	-	6,892	305	7,197
Effects of foreign currency exchange differences	-	(2,548)	(901)	(3,449)

Balance at December 31, 2025	$-	$202,198	$76,373	$278,571

Carrying amount at December 31, 2025	$1,134	$343,366	$252,787	$597,287

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
The total lease payments to be received in the future under operating leases of investment properties were as follows:

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Year 1	$1,553,091	$1,253,359	$39,954
Year 2	1,333,489	950,028	30,285
Year 3	1,041,709	637,698	20,328
Year 4	768,824	489,743	15,612
Year 5	644,958	349,344	11,136
Year 6 onwards	1,247,966	326,699	10,414

	$6,590,037	$4,006,871	$127,729

The investment properties were depreciated on a straight-line basis over the following useful lives:

Main buildings	10-40 years
Right-of-use assets	10-50 years
The fair value of the investment properties was measured using the market approach and the income approach based on Level 3 inputs by independent professional appraisers. The significant unobservable inputs were discount rates. The fair value of the investment properties was as follows:

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Fair value	$34,684,323	$33,806,692	$1,077,676

Refer to Note 36 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

18.	GOODWILL
For the year ended December 31, 2023

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2023	$54,727,512	$2,414,113	$52,313,399
Acquisitions through business combinations (Note 29)	21,001	-	21,001
Effect of foreign currency exchange differences	85,027	-	85,027

Balance at December 31, 2023	$54,833,540	$2,414,113	$52,419,427

For the year ended December 31, 2024

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2024	$54,833,540	$2,414,113	$52,419,427
Effect of foreign currency exchange differences	105,915	-	105,915

Balance at December 31, 2024	$54,939,455	$2,414,113	$52,525,342

For the year ended December 31, 2025

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2025	$54,939,455	$2,414,113	$52,525,342
Impairment losses recognized	-	132,778	(132,778)
Effect of foreign currency exchange differences	149,341	-	149,341

Balance at December 31, 2025	$55,088,796	$2,546,891	$52,541,905

	Cost	Accumulated impairment	Carrying amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2025	$1,751,337	$76,956	$1,674,381
Impairment losses recognized	-	4,233	(4,233)
Effect of foreign currency exchange differences	4,761	-	4,761

Balance at December 31, 2025	$1,756,098	$81,189	$1,674,909

a.	Allocating goodwill to cash-generating units
The Group did not monitor goodwill for internal management purpose but for financial reporting purpose and, therefore, the goodwill was allocated to the following cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. The carrying amounts of goodwill allocated to cash-generating units were as follows:

	December 31
	2024	2025
Cash-generating units	NT$	NT$	US$ (Note 4)

Packaging segment	$35,437,523	$35,430,752	$1,129,447
Testing segment	13,489,766	13,440,470	428,450
EMS segment	3,449,952	3,655,360	116,524
Others	148,101	15,323	488

	$52,525,342	$52,541,905	$1,674,909

b.	Impairment assessment
Annually, the Group performs evaluation of goodwill for impairment primarily by reviewing the recoverable amounts based on value in use which incorporates cash flow projections estimated by management covering a five-year period. The cash flows beyond that five-year period are extrapolated using a steady per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual pre-tax discount rates which were
13.83%-14.08%, 13.91%-14.56% and 11.96%-13.81%

for 2023, 2024 and 2025, respectively. For the years ended December 31, 2023 and 2024, no impairment loss was recognized. Based on the assessment, as the actual operating results of other cash-generating units did not meet expectations and the recoverable amounts had fallen below their carrying amounts, a goodwill impairment loss of

NT$
132,778
 thousand
(US$
4,233
thousand) was recognized
in
the first half of 2025 and was included in other operating income and expenses, net (Note 25). The key assumption used in calculating each segment’s value in use also included the growth rates for operating revenues, which were based on the forecast of the Group and the industry as well as the Group’s historical performance.
Management believes that any reasonably possible change in the key assumptions on which the recoverable amount was based on would not cause the carrying amount of each cash-generating unit to exceed its recoverable amount.

19.	OTHER INTANGIBLE ASSETS
The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Customer relationships	$4,904,110	$3,900,270	$124,331
Computer software	2,612,829	2,744,759	87,497
Patents and acquired specific technology	8,069,574	6,139,842	195,723
Others	105,837	135,731	4,327

	$15,692,350	$12,920,602	$411,878

For the year ended December 31, 2023

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2023	$11,736,181	$7,616,109	$21,317,352	$156,326	$40,825,968
Additions	-	537,261	1,350	(10,825)	527,786
Disposals or derecognition	-	(905,947)	-	(30,973)	(936,920)
Effect of foreign currency exchange differences	26,380	12,970	(807)	2,169	40,712

Balance at December 31, 2023	$11,762,561	$7,260,393	$21,317,895	$116,697	$40,457,546

Accumulated amortization and impairment

Balance at January 1, 2023	$4,761,816	$5,305,294	$9,488,185	$92,965	$19,648,260
Amortization expense	1,047,282	970,413	1,881,980	6,808	3,906,483
Disposals or derecognition	-	(894,767)	-	(28,800)	(923,567)
Effect of foreign currency exchange differences	3,840	944	(809)	2,262	6,237

Balance at December 31, 2023	$5,812,938	$5,381,884	$11,369,356	$73,235	$22,637,413

For the year ended December 31, 2024

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2024	$11,762,561	$7,260,393	$21,317,895	$116,697	$40,457,546
Additions	-	1,597,759	-	72,493	1,670,252
Disposals or derecognition	-	(325,476)	(8,846)	(1,339)	(335,661)
Acquisitions through business combinations (Note 29)	-	39,828	-	-	39,828
Effect of foreign currency exchange differences	2,951	121,122	2,451	(2,853)	123,671

Balance at December 31, 2024	$11,765,512	$8,693,626	$21,311,500	$184,998	$41,955,636

Accumulated amortization and impairment

Balance at January 1, 2024	$5,812,938	$5,381,884	$11,369,356	$73,235	$22,637,413
Amortization expense	1,048,694	886,727	1,878,965	5,628	3,820,014
Disposals or derecognition	-	(319,368)	(8,846)	-	(328,214)
Acquisitions through business combinations (Note 29)	-	38,515	-	-	38,515
Effect of foreign currency exchange differences	(230)	93,039	2,451	298	95,558

Balance at December 31, 2024	$6,861,402	$6,080,797	$13,241,926	$79,161	$26,263,286

For the year ended December 31, 2025

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2025	$11,765,512	$8,693,626	$21,311,500	$184,998	$41,955,636
Additions	-	1,061,070	-	57,724	1,118,794
Disposals or derecognition	-	(448,249)	(595,143)	(68,439)	(1,111,831)
Effect of foreign currency exchange differences	64,502	59,150	(969)	260	122,943

Balance at December 31, 2025	$11,830,014	$9,365,597	$20,715,388	$174,543	$42,085,542

Accumulated amortization and impairment

Balance at January 1, 2025	$6,861,402	$6,080,797	$13,241,926	$79,161	$26,263,286
Amortization expense	1,049,397	892,552	1,872,118	18,695	3,832,762
Disposals or derecognition	-	(428,785)	(595,143)	(61,499)	(1,085,427)
Impairment losses recognized	-	37,358	57,614	-	94,972
Effect of foreign currency exchange differences	18,945	38,916	(969)	2,455	59,347

Balance at December 31, 2025	$7,929,744	$6,620,838	$14,575,546	$38,812	$29,164,940

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2025	$375,056	$277,132	$679,359	$5,898	$1,337,445
Additions	-	33,824	-	1,840	35,664
Disposals or derecognition	-	(14,289)	(18,972)	(2,182)	(35,443)
Effect of foreign currency exchange differences	2,056	1,886	(30)	8	3,920

Balance at December 31, 2025	$377,112	$298,553	$660,357	$5,564	$1,341,586

Accumulated amortization and impairment

Balance at January 1, 2025	$218,725	$193,841	$422,121	$2,523	$837,210
Amortization expense	33,452	28,452	59,679	596	122,179
Disposals or derecognition	-	(13,669)	(18,972)	(1,960)	(34,601)
Impairment losses recognized	-	1,191	1,837	-	3,028
Effect of foreign currency exchange differences	604	1,241	(31)	78	1,892

Balance at December 31, 2025	$252,781	$211,056	$464,634	$1,237	$929,708

Each cl
a
ss of other intangible assets was amortized on the straight-line basis over the following useful lives:

Customer relationships	11-16 years
Computer software	2-10 years
Patents and acquired specific technology	5-17 years
Others	5-10 years

20.	BORROWINGS

a.	Short-term borrowings
Bank loans
Bank loans primarily consist of revolving bank loans and bank overdrafts.

	$	$		$
	December 31
	2024	2025
	NT$	NT$		US$ (Note 4)

Secured bank loans, annual interest rates were 3.81%-4.16% and 2.82%-3.48% as of December 31, 2024 and 2025, respectively	$279,797		$86,116		$2,746
					(Continued	)

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Unsecured bank loans, annual interest rates were 1.75%-6.96% and 1.70%-5.72% as of December 31, 2024 and 2025, respectively	$47,165,065	$41,021,737	$1,307,674

	47,444,862	41,107,853	1,310,420
Less: financial liabilities for hedging - current (Note 34)	12,456,104	9,282,400	295,901

	$34,988,758	$31,825,453	$1,014,519

(Concluded)

b.	Short-term bills payable – only as of December 31, 2025

1)	Commercial papers

	December 31, 2025
	NT$	US$ (Note 4)

Commercial papers	$2,200,000	$70,131
Less: Unamortized discounts	1,581	51

	$2,198,419	$70,080

Annual interest rate (%)	1.72

2)
The Group’s subsidiary obtained financing of
NT$22,000 thousand (US$702
thousand) from a leasing company through a sale and repurchase arrangement involving certain land improvements and machinery and equipment, and issued a promissory note that will be repaid in full upon its maturity in February 2026. As of December 31, 2025, the balance was
NT$22,000 thousand (US$702
thousand) with an annual interest rate of
6.00%-8.04%.

c .	Long-term borrowings
Bank loans

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

1) Revolving bank loans
Syndicated bank loans - repayable through January 2029 to July 2030, annual interest rate was 2.06% as of December 31, 2025	$-	$50,000,000	$1,593,880
Others - repayable through January 2026 to April 2030, annual interest rates were 1.62%-5.33% and 1.70%-4.48% as of December 31, 2024 and 2025, respectively	117,177,156	147,981,288	4,717,287
2) Mortgage loans (Note 36)
Repayable through January 2026 to November 2040 , annual interest rates were 2.40%-3.45% and 2.22%-3.42% as of December 31, 2024 and 2025, respectively	$8,457,942	$7,886,245	$251,394

	125,635,098	205,867,533	6,562,561
Less: unamortized arrangement fee	-	66,676	2,125

	125,635,098	205,800,857	6,560,436
Less: current portion of bank loan	3,884,906	3,188,061	101,628

	$121,750,192	$202,612,796	$6,458,808

The Group early
settled
bank loans of NT$28,489,463 thousand and NT$37,398,766 thousand (US$1,192,183 thousand) from January to March in 2025 and from January to March in 2026, respectively. The original agreed settlement dates for those loans were from November 2025 to November 2027 and from January 2027 to November 2040, respectively.
For certain of the aforementioned revolving bank loans, the subsidiaries are required to maintain specified financial ratios, which are calculated based on annual or semiannual self-prepared financial statements during the loan periods. The subsidiaries have complied with all such financial ratio covenants.

21.	BONDS PAYABLE

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Repayable at maturity in April 2026 and interest due annually with annual interest rate at 1.03%	$3,500,000	$3,500,000	$111,572
Repaid at maturity in April 2025 and interest due annually with annual interest rate at 0.90%	10,000,000	-	-
Repaid at maturity in August 2025 and interest due annually with annual interest rate at 0.85%	5,000,000	-	-
Repayable at maturity in August 2027 and interest due annually with annual interest rate at 0.95%	2,000,000	2,000,000	63,755
Unsecured overseas convertible bonds
RMB2,678,687 thousand and RMB2,043,469 thousand as of December 31, 2024 and 2025, respectively, at maturity in March 2027 and interest due annually with annual interest rate at 0.10%, 0.20%, 0.60%, 1.30%, 1.80% and 2.00% for the first, second, third, fourth, fifth and sixth year, respectively.	12,217,010	9,137,581	291,284

	32,717,010	14,637,581	466,611
Add: premiums on bonds payable	259,154	330,049	10,521

	32,976,164	14,967,630	477,132
Less: current portion of bonds payable	14,997,976	3,499,748	111,564

	$17,978,188	$11,467,882	$365,568

In March 2021, the subsidiary, USISH, offered an unsecured overseas convertible bonds (the “USISH Bonds”) in RMB3,450,000 thousand with a par value of RMB100. Within 5 trading days after maturity, USISH will redeem all the unconverted bonds at a price of 108% of the par value (including the interests of the last installation).
When the USISH Bonds were offered, the subsidiaries, USIE and ASEMTL, subscribed for the USISH Bonds at a total of RMB2,670,199 thousand. As of December 31, 2025, USIE and ASEMTL have disposed all the USISH Bonds in the public market. During USIE’s and ASEMTL’s holding of USISH Bonds, the contractual obligations assumed by USISH and the contractual rights entitled to USIE and ASEMTL were extinguished in economic substance, the assets and liabilities related to the USISH Bonds subscribed for by USIE and ASEMTL were eliminated upon the consolidation.

Each holder of the USISH Bonds has the right to convert the USISH Bonds into ordinary shares of USISH at the conversion price at any time from the first trading day after nine months of the offering date to the maturity date (the “Conversion Period”). The initial conversion price was RMB20.25 per share at offering date and the conversion price will be subject to the adjustment in the event of the conversion provisions due to anti-dilution clause. As of December 31, 2025, the conversion price was RMB18.58 per share. Within the outstanding period of the USISH Bonds, if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is lower than 80% of the current conversion price for at least 15 trading days out of any 30 consecutive trading days, the board of directors of USISH has the right to propose a downward revision on conversion price and submit it to USISH’s shareholders’ meeting for approval.
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
As of December 31, 2025, USISH Bonds with an aggregate principal amount of RMB1,406,531 thousand had been converted into approximately 75,698 thousand ordinary shares of USISH. In addition, on January 7, 2026, the early redemption conditions were met, as the closing price of the shares was at least
130%
of the conversion price for at least
20 trading days out of 30
consecutive trading days. Accordingly, the board of directors of USISH resolved to process the early redemption in accordance with the bond issuance terms. As of January 2026, bondholders had cumulatively converted USISH Bonds with an aggregate principal amount of
 RMB3,445,928
thousand into approximately
185,459
thousand ordinary shares of USISH. The remaining unconverted USISH Bonds, with a principal amount of
RMB4,072
thousand, were fully redeemed early by USISH. The total redemption payment amounted to
RMB4,138
thousand (including accrued interest).

22.	OTHER PAYABLES

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Payables to contractors and equipment suppliers	$28,437,260	$35,284,404	$1,124,782
Accrued salary and bonus	14,348,803	16,227,683	517,299
Accrued employees’ compensation and remuneration to directors	5,430,708	6,538,877	208,444
Accrued employee insurance	1,327,715	1,484,560	47,324
Accrued utilities	1,206,555	1,391,959	44,372
Others	12,428,194	13,888,807	442,742

	$63,179,235	$74,816,290	$2,384,963

23.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)
The pension plan under the R.O.C. Labor Pension Act (“LPA”) for the Group’s R.O.C. resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in R.O.C. makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	Some other subsidiaries of the Group located in countries other than R.O.C. also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

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

3)
ASE, SPIL,
ASET
 and ASEE have pension plans for executive managers. Pension costs under the plans were NT$11,898 thousand, NT$10,434 thousand and NT$7,659 thousand (US$244 thousand), and the remeasurement losses were NT$954 thousand, NT$12,035 thousand and NT$1,113 thousand (US$35 thousand)
,
 whic
h
recognized under the line item of net defined benefit liabilities
,
for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, accrued pension liabilities for executive managers were NT$381,020 thousand and NT$389,792 thousand (US$12,425 thousand), respectively.

4)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Present value of the defined benefit obligation	$10,123,897	$11,431,170	$364,398
Fair value of the plan assets	(7,254,310)	(7,819,145)	(249,255)

Net defined benefit liabilities	2,869,587	3,612,025	115,143
Recorded under other payables	(18,622)	(19,057)	(608)
Recorded under other non-current assets	164,176	342,046	10,904

Recorded under net defined benefit liabilities	$3,015,141	$3,935,014	$125,439

Movements in net defined benefit liabilities were as follows:

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$

Balance at January 1, 2023	$10,261,997	$(6,477,877)	$3,784,120

Service cost
Current service cost	126,956	-	126,956
Past service cost and loss on settlements	1,194	-	1,194
Net interest expense (income)	236,102	(173,994)	62,108
Other termination benefit cost	7,822	-	7,822

Recognized in profit or loss	372,074	(173,994)	198,080

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(9,327)	(9,327)
Actuarial (gain) loss
Changes in financial assumptions	391,077	-	391,077
Experience adjustments	(309,843)	-	(309,843)
Changes in demographic assumptions	(6,476)	-	(6,476)

Recognized in other comprehensive income	74,758	(9,327)	65,431

Contributions from the employer	-	(597,870)	(597,870)
Benefits paid from
the pension fund	(615,377)	609,975	(5,402)
the Group	(79,659)	-	(79,659)
Liabilities extinguished on settlements	(2,830)	-	(2,830)
Liabilities assumed in a business combination (Note 29)	204,975	-	204,975
Exchange differences on foreign plans	(14,144)	32,035	17,891

Balance at December 31, 2023	10,201,794	(6,617,058)	3,584,736

Service cost
Current service cost	139,168	-	139,168
Past service cost and loss on settlements	274	-	274
Net interest expense (income)	205,562	(144,003)	61,559

Recognized in profit or loss	345,004	(144,003)	201,001

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(437,258)	(437,258)
Actuarial (gain) loss
Changes in financial assumptions	(46,189)	-	(46,189)
Experience adjustments	249,911	-	249,911
(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$

Changes in demographic assumptions	$(16,009)	$-	$(16,009)

Recognized in other comprehensive income	187,713	(437,258)	(249,545)

Contributions from the employer	-	(646,687)	(646,687)
Benefits paid from
the pension fund	(539,124)	539,124	-
the Group	(124,601)	-	(124,601)
Liabilities extinguished on settlements	(5,836)	566	(5,270)
Liabilities assumed in a business combination (Note 29)	158,053	-	158,053
Exchange differences on foreign plans	(99,106)	51,006	(48,100)

Balance at December 31, 2024	$10,123,897	$(7,254,310)	$2,869,587

Service cost
Current service cost	131,232	-	131,232
Past service cost and loss on settlements	5,412	-	5,412
Net interest expense (income)	217,768	(157,517)	60,251

Recognized in profit or loss	354,412	(157,517)	196,895

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(379,292)	(379,292)
Actuarial (gain) loss
Changes in financial assumptions	47,483	-	47,483
Experience adjustments	1,579,901	-	1,579,901
Changes in demographic assumptions	(7,700)	-	(7,700)

Recognized in other comprehensive income	1,619,684	(379,292)	1,240,392

Contributions from the employer	-	(584,566)	(584,566)
Benefits paid from
the pension fund	(610,507)	610,507	-
the Group	(76,194)	-	(76,194)
Liabilities extinguished on settlements	(4,307)	-	(4,307)
Exchange differences on foreign plans	24,185	(53,967)	(29,782)

Balance at December 31, 2025	$11,431,170	$(7,819,145)	$3,612,025

(Concluded)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at December 31, 2024	$322,725	$(231,249)	$91,476

Service cost
Current service cost	4,183	-	4,183
Past service cost and loss on settlements	173	-	173
Net interest expense (income)	6,942	(5,021)	1,921

Recognized in profit or loss	11,298	(5,021)	6,277

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(12,091)	(12,091)
Actuarial (gain) loss
Changes in financial assumptions	1,514	-	1,514
Experience adjustments	50,363	-	50,363
Changes in demographic assumptions	(246)	-	(246)

Recognized in other comprehensive income	51,631	(12,091)	39,540

Contributions from the employer	-	(18,635)	(18,635)
Benefits paid from
the pension fund	(19,461)	19,461	-
the Group	(2,429)	-	(2,429)
(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Liabilities extinguished on settlements	$(137)	$-	$(137)
Exchange differences on foreign plans	771	(1,720)	(949)

Balance at December 31, 2025	$364,398	$(249,255)	$115,143

(Concluded)

5)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Cash	$2,394,070	$2,409,488	$76,809
Equity instruments	3,305,989	3,810,844	121,480
Debt instruments	1,246,361	1,370,940	43,702
Others	307,890	227,873	7,264

Total	$7,254,310	$7,819,145	$249,255

6)	Through the defined benefit plans under the Labor Standards Law of the R.O.C., the Group in R.O.C. are exposed to the following risks:

a)	Investment risk
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

8)
The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method. Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2024	2025

Discount rates (%)	0.81-6.50	1.08-6.15
Expected rates of salary increase (%)	1.00-5.00	1.00-5.00
The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Discount rate
0.5% higher	$(641,795)	$(739,299)	$(23,567)

0.5% lower	$687,690	$794,986	$25,342

Expected rates of salary increase
0.5% higher	$646,395	$757,187	$24,137

0.5% lower	$(607,402)	$(707,930)	$(22,567)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

9)	Maturity analysis of undiscounted pension benefit

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

No later than 1 year	$677,634	$760,181	$24,233
Later than 1 year but not later than 5 years	2,870,872	2,931,962	93,464
Later than 5 years	9,579,301	13,133,817	418,674

	$13,127,807	$16,825,960	$536,371

The Group expected to make contributions of NT$414,648 thousand and NT$640,728 thousand (US$20,425 thousand) to the defined benefit plans in the next year starting from January 1, 2025 and 2026, respectively.
As of December 31, 2024 and 2025, the average duration of the defined benefit obligation of the Group was 6 to 12 years and 5 to 12 years, respectively.

24.	EQUITY

a.	Share capital
Ordinary shares

	December 31
	2024	2025

Numbers of shares authorized (in thousands)	5,500,000	5,500,000

Numbers of shares reserved (in thousands)
Employee share options	400,000	400,000

Number of shares issued and fully paid (in thousands)	4,415,251	4,447,977

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Share capital authorized	$55,000,000	$55,000,000	$1,753,267

Share capital reserved
Employee share options	$4,000,000	$4,000,000	$127,510

American Depositary Receipts
The Company’s ADS represents 2 ordinary shares of the Company. As of December 31, 2024 and 2025, 157,164 thousand ADSs were outstanding and represented approximately 314,328 thousand ordinary shares of the Company.

b.	Capital surplus

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)
May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Issuance of ordinary shares	$16,519,296	$18,000,371	$573,809
Merger by share exchange	117,693,658	117,693,658	3,751,790
Difference between consideration and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	3,240,987	3,172,894	101,144
Exercised employee share options	3,706,398	4,927,511	157,077
Treasury share transactions	1,059,253	1,445,560	46,081
Donation from shareholders	471,894	471,894	15,043
Expired share options	647,094	651,609	20,772

	143,338,580	146,363,497	4,665,716

(Continued)

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)
May be used to offset a deficit only

Changes in percentage of ownership interest in subsidiaries (2)	$40,151	$3,510,213	$111,897
Share of changes in capital surplus of associates accounted for using the equity method	26,029	42,122	1,343
Dividends that the claim period has elapsed and unclaimed by shareholders	6,198	6,274	200
Exercised disgorgement	326	326	10

	72,704	3,558,935	113,450

May not be used for any purpose

Employee share options	3,325,062	4,099,596	130,685
Employee restricted stock awards	1,861,744	1,364,155	43,486
Others (3)	119,172	915,533	29,185

	5,305,978	6,379,284	203,356

	$148,717,262	$156,301,716	$4,982,522

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
The Articles of Incorporation of the Company (the “Articles”) provides that annual net profit shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)
If annual net profit remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits from previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. However, the distributable dividends may be paid in cash after a resolution has been adopted by a majority vote at a meeting of the board of directors attended by two-thirds of the total number of directors; and, in addition, a report of such distribution shall be submitted to the shareholders’ meeting.

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
The appropriation of earnings for 2023 and 2024 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2023	For Year 2024	For Year 2023	For Year 2024
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$3,232,866	$3,259,174

Special reserve (reversed)	$(167,613)	$-

Cash dividends	$22,838,947	$23,420,372	$ 5.2	$ 5.3

The above 2023 and 2024 appropriations for cash dividends were resolved by the Company’s board of directors in March 2024 and 2025, respectively; the other appropriations were resolved by the shareholders’ meeting in June 2024 and 2025, respectively.

d.	Others equity items

1)	Exchange differences on translating foreign operations

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(5,529,388)	$(7,034,629)	$5,051,006	$161,014
Recognized for the year
Exchange differences arising on translating foreign operations	(1,488,920)	12,101,346	(5,217,567)	(166,324)
Share from associates and joint ventures accounted for using the equity method	(16,321)	(15,711)	27,628	881

Balance at December 31	$(7,034,629)	$5,051,006	$(138,933)	$(4,429)

2)	Unrealized gain (loss) on financial assets at FVTOCI

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$1,275,505	$3,549,648	$3,730,559	$118,921

Unrealized gain (loss) recognized for the year
Debt instruments	(22,599)	(14,830)	(15,241)	(486)
Equity instruments	(77,496)	(18,871)	(612,141)	(19,514)
Share from associates and joint ventures accounted for using the equity method	2,447,656	155,784	4,352,949	138,762

Other comprehensive income for the year	2,347,561	122,083	3,725,567	118,762

Cumulative unrealized loss of equity instruments transferred to retained earnings due to disposal	230,940	72,049	15,489	494

Cumulative unrealized gain transferred to retained earnings due to disposal of equity instruments in relation to associates and joint venture accounted for using the equity method	(304,358)	(13,221)	(5)	-

Balance at December 31	$3,549,648	$3,730,559	$7,471,610	$238,177

3)	Gain (loss) on hedging instruments – hedges of net investments of foreign operations

	$	$	$		$
	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$		US$ (Note 4)

Balance at January 1	$520,281	$277,441		$715,703		$22,815
Recognized for the year
Foreign currency risk - loans denominated in foreign currency	(242,840)	438,262		(865,379)		(27,586)

Balance at December 31	$277,441	$715,703		$(149,676)		$(4,771)

4)	Unearned employee benefit
In August 2021 and June 2024, the shareholders’ meeting resolved to grant restricted stock awards to employees. Refer to Note 28 for the information.

	$	$	$		$
	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$		US$ (Note 4)

Balance at January 1	$(432,847)	$-		$(1,631,257)		$(52,001)
Issuance of shares	-	(1,954,312)		-		-
Share-based payment expenses	11,840	395,487		1,182,815		37,705
Valuation adjustments	421,007	(72,432)		(206,674)		(6,588)

Balance at December 31	$-	$(1,631,257)		$(655,116)		$(20,884)

e.	Treasury shares
For the years ended December 31, 2024 and 2025, 72,941 thousand ordinary shares of the Company were held by its subsidiaries.
The Company’s ordinary shares held by its subsidiaries at each balance sheet date were as follows:

	$	$	$	$	$
	Shares Held by Subsidiaries	Carrying Amount	Carrying Amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2024

ASE	67,452	$1,762,430		$10,927,243
ASET	5,489	196,677		889,281

	72,941	$1,959,107		$11,816,524

December 31, 2025

ASE	67,452	$1,762,430	$56,182	$16,896,755	$538,628
ASET	5,489	196,677	6,270	1,375,092	43,835

	72,941	$1,959,107	$62,452	$18,271,847	$582,463

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

f.	Non-controlling interests

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$18,608,124	$20,270,547	$22,244,661	$709,106
Share of profit for the year	1,849,952	1,437,974	1,180,685	37,637
Other comprehensive income (loss) for the year
Exchange difference on translating foreign operations	(47,301)	687,077	(58,098)	(1,852)
Unrealized gain (loss) on equity instruments at FVTOCI	26,560	6,599	(3,354)	(107)
Gain (loss) from hedging	(69,189)	124,336	(252,210)	(8,040)
Remeasurement on defined benefit plans	(15,876)	3,270	14,186	452
Share in other comprehensive income (loss) from associates accounted for using the equity method	(7,514)	(7,157)	9,814	313
Non-controlling interests arising from acquisition of subsidiaries	-	-	27,315	871
Acquisition of non-controlling interests in subsidiaries	-	-	22,335	712
Decrease in non-controlling interests arising from disposal of subsidiary	(295,895)	-	(2,184)	(70)
Repurchase of outstanding shares by subsidiaries (Note 31)	-	(270,291)	(313,843)	(10,004)
Non-controlling interest arising from capital increase of subsidiaries	427,913	177,487	-	-
(Continued)

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

The Group’s subscription for subsidiaries’ capital increase at a percentage different from its existing ownership	$-	$69,141	$-	$-
Cash dividends distributed to non-controlling interests	(912,261)	(593,390)	(514,157)	(16,390)
Non-controlling interest relating to outstanding vested employee share options granted by subsidiaries	293,740	238,183	578,048	18,427
Non-controlling interest arising from exercised convertible bonds issued by subsidiaries	-	-	3,241,783	103,340
Equity component of convertible bonds issued by subsidiaries	412,294	100,885	272,167	8,676

Balance at December 31	$20,270,547	$22,244,661	$26,447,148	$843,071

(Concluded)

25.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$692,010	$702,916	$467,986	$14,918
Gain on disposal of property, plant and equipment	161,761	208,980	809,950	25,819
Royalty income	674,859	275,289	-	-
Impairment loss (Notes 15, 18 and 19)	(146,570)	(133,880)	(593,874)	(18,931)
Others	(60,290)	119,287	(18,769)	(598)

	$1,321,770	$1,172,592	$665,293	$21,208

b.	Other income

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Interest income
Bank deposits	$1,510,422	$1,853,558	$1,879,685	$59,920
Loans to related parties (Note 35)	-	29,960	-	-
Contracts with customers	2,985	-	-	-
Government subsidies	940,127	846,404	798,168	25,443
Dividends income	256,160	194,812	119,634	3,814

	$2,709,694	$2,924,734	$2,797,487	$89,177

c.	Other gains and losses

	$	$	$		$
	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$		US$ (Note 4)

Net gain on financial assets mandatorily at FVTPL	$6,155,995	$11,726,761		$6,722,811		$214,307
Net loss arising on financial instruments held for trading	(4,295,484)	(1,908,202)		(6,301,411)		(200,874)
Gain on disposal of subsidiary (Note 30)	529,721	-		-		-
Foreign exchange gain (loss ) , net	998,111	(5,538,433)		3,427,874		109,272
Gain on bargain purchase (Note 29)	-	76,715		-		-
Impairment loss on investments accounted for using the equity method (Note 14)	-	(42,143)		(12,107)		(386)
Gain on disposal of investments accounted for using the equity method (Note 14)	55,795	20,952		15,310		488
Others	-	14,342		(80,415)		(2,563)

	$3,444,138	$4,349,992		$3,772,062		$120,244

d.	Finance costs

	$	$	$		$
	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$		US$ (Note 4)

Interest on lease liabilities	$148,916	$184,970		$196,688		$6,270
Interest on borrowings and bonds payable	6,197,706	6,848,484		7,725,331		246,265
Other interest expenses	-	-		224,362		7,152

Total interest expense for financial liabilities measured at amortized cost	6,346,622	7,033,454		8,146,381		259,687
Less: Amounts included in the cost of qualifying assets
Property, plant and equipment	(107,712)	(285,611)		(667,981)		(21,294)

	6,238,910	6,747,843		7,478,400		238,393
Other finance costs	33,176	29,189		24,869		793

	$6,272,086	$6,777,032		$7,503,269		$239,186

Annual interest rates of capitalized borrowing costs
were
as
follows
:

	For the Year Ended December 31
	2023	2024	2025

Annual interest capitalization rates
Property, plant and equipment (%)	1.46-6.82	1.68-6.40	1.44-6.70

e.	Depreciation and amortization

	$	$	$		$
	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$		US$ (Note 4)

Property, plant and equipment	$51,799,481	$53,500,799		$60,938,680		$1,942,578
Right-of-use assets	1,304,020	1,415,140		1,624,770		51,794
Investment properties	1,091,879	1,079,259		1,043,625		33,268
Other intangible assets	3,906,483	3,820,014		3,832,762		122,179

Total	$58,101,863	$59,815,212		$67,439,837		$2,149,819

Summary of depreciation by function
Operating costs	$49,701,740	$51,031,493		$58,040,478		$1,850,190
Operating expenses	4,493,640	4,963,705		5,566,597		177,450

	$54,195,380	$55,995,198		$63,607,075		$2,027,640

Summary of amortization by function
Operating costs	$2,433,492	$2,370,726		$2,397,514		$76,427
Operating expenses	1,472,991	1,449,288		1,435,248		45,752

	$3,906,483	$3,820,014		$3,832,762		$122,179

Refer to Note 19 for information relating to the line items in which any amortization of intangible assets is included.

f.	Operating expenses directly related to investment properties

	$	$	$		$
	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$		US$ (Note 4)

Direct operating expenses of investment properties that generated rental income	$1,593,819	$1,549,651		$1,478,232		$47,122

g.	Employee benefits expense

	$	$	$		$
	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$		US$ (Note 4)

Post-employment benefits
Defined contribution plans	$3,671,057	$3,851,095		$4,146,830		$132,191
Defined benefit plans	209,978	213,990		204,554		6,521

	3,881,035	4,065,085		4,351,384		138,712

Equity-settled share-based payments	742,890	2,188,600		2,481,787		79,113
Other employee benefits	86,893,030	93,677,548		106,008,884		3,379,308

	$91,516,955	$99,931,233		$112,842,055		$3,597,133

(Continued)

	$	$	$		$
	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$		US$ (Note 4)

Summary of employee benefits expense by function
Operating costs	$58,390,785	$61,843,852		$70,444,617		$2,245,605
Operating expenses	33,126,170	38,087,381		42,397,438		1,351,528

	$91,516,955	$99,931,233		$112,842,055		$3,597,133

(Concluded)

h.	Employees’ compensation and remuneration to directors
The Articles stipulates to distribute employees’ compensation and remuneration to directors at the rates of 0.01%-1.00% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. Pursuant to the amendment to the Securities and Exchange Act in August 2024, the Company’s shareholders approved at the 2025 shareholders’ meeting the amendment to the Articles to stipulate that, among the abovementioned employees’ compensation, 0.01% to 0.05% shall be designated for grassroots employees.

	For the Year Ended December 31
	2023		2024		2025
	Accrual Rate (%)	Accrual Amount	Accrual Rate (%)	Accrual Amount	Accrual Rate (%)	Accrual Amount
		NT$		NT$		NT$	US$ (Note 4)

Employees’ compensation	0.25	$79,385	0.25	$81,113	0.25	$101,339	$ 3,230
Remuneration to directors	0.40	127,016	0.25	79,947	0.24	97,286	3,101
If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year.
In March 2024 and March 2025, the board of directors resolved the appropriations of employees’ compensation and remuneration to directors in cash for 2023 and 2024, respectively. The differences between the resolved amounts and the accrued amounts reflected in the annual consolidated financial statements for the years ended December 31, 2023 and 2024 were deemed changes in estimates. The differences were NT$1,951 thousand and NT$2,882 thousand (US$92 thousand) and were adjusted in net profit for each of the years ended December 31, 2024 and 2025, respectively.

	For Year 2023		For Year 2024
	Employees’ compensation	Remuneration to directors	Employees’ compensation	Remuneration to directors
	NT$	NT$	NT$	NT$

Resolved by the board of directors	$79,450	$125,000	$81,178	$77,000

Recognized in the consolidated financial statements	$79,385	$127,016	$81,113	$79,947

Information for the employees’ compensation and the remuneration to directors resolved by the board of directors is available at the Market Observation Post System website of the Taiwan Stock Exchange (the “TWSE”).

26.	INCOME TAX
The Company and its subsidiaries, ASE, SPIL and USIINC, have filed a consolidated tax return for corporate income tax and for unappropriated earnings.

a.	Income tax recognized in profit or loss
The major components of income tax were as follows:

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$10,117,252	$9,812,221	$11,426,102	$364,237
Income tax on unappropriated earnings	(3,449,958)	250,421	760,689	24,249
Changes in estimate for prior years	(67,074)	(453,274)	176,837	5,637

	6,600,220	9,609,368	12,363,628	394,123

Deferred income tax
In respect of the current year	(1,352,999)	(1,568,365)	(2,054,334)	(65,487)
Changes in tax rates	2,763	(25,229)	(18,085)	(577)
Changes in estimate for prior years	35,465	(60,902)	(288,947)	(9,211)
Effect of foreign currency exchange differences	18,514	(38,409)	104,394	3,328

	(1,296,257)	(1,692,905)	(2,256,972)	(71,947)

Income tax expense recognized in profit or loss	$5,303,963	$7,916,463	$10,106,656	$322,176

A reconciliation of income tax expense calculated at the statutory rates and income tax expense recognized in profit or loss was as follows:

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$42,611,823	$41,733,373	$51,303,096	$1,635,419

Income tax expense calculated at the statutory rates	$18,763,311	$18,877,355	$23,693,382	$755,288
Non-deductible (non-taxable) items in determining taxable income	1,132,092	668,184	906,398	28,894
Tax-exempt income	(7,369,986)	(7,727,576)	(11,648,491)	(371,326)
Additional income tax on unappropriated earnings	(3,449,958)	250,421	760,689	24,249
Income tax credits	(1,921,721)	(2,250,870)	(3,175,371)	(101,223)
The origination and reversal of temporary differences	69,767	(251,896)	32,167	1,025
Income tax adjustments for prior years	(31,609)	(514,176)	(112,110)	(3,574)
Unrecognized deferred tax liability for temporary differences associated with investments	(2,557,436)	(1,996,092)	(1,837,670)	(58,580)
Unrecognized loss carryforwards	455,437	746,146	688,156	21,937
Withholding tax	12,433	14,843	380,288	12,123
Land value increment tax	-	19,604	20,941	667
House and land transactions income tax	201,633	-	-	-
Pillar Two income tax	-	80,520	398,277	12,696

Income tax expense recognized in profit or loss	$5,303,963	$7,916,463	$10,106,656	$322,176

b.	Income tax recognized directly in equity

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$(Note 4)

Deferred income tax
Equity components of convertible bonds	$-	$-	$(252,723)	$(8,056)

c.	Income tax recognized in other comprehensive income

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to remeasurement of defined benefit plans	$(2,214)	$(62,184)	$249,889	$7,966
Unrealized loss on equity instruments at fair value through other comprehensive income	(262,404)	(22,288)	(383,009)	(12,210)
Unrealized gain (loss) on debt instruments at fair value through other comprehensive income	(5,792)	2,315	2,379	76

Income tax recognized in other comprehensive income	$(270,410)	$(82,157)	$(130,741)	$(4,168)

d.	Current tax assets and liabilities

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$548,905	$412,077	$13,136
Prepaid income tax	182,923	472,716	15,069

	$731,828	$884,793	$28,205

Current tax liabilities
Current	$8,888,506	$11,593,551	$369,574
Non-current	-	2,702,639	86,154

	$8,888,506	$14,296,190	$455,728

e.	Deferred tax assets and liabilities
The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.
The movements of deferred tax assets and deferred tax liabilities were as follows:
For the year ended December 31, 2023

	Balance at January 1	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$148,428	$-	$110,253	$-	$7,483	$266,164
Defined benefit obligation	862,434	-	(68,968)	(4,844)	30,685	819,307
FVTPL financial instruments	207,794	-	43,792	-	304	251,890
Others	3,769,504	893	316,527	-	95,392	4,182,316

	4,988,160	893	401,604	(4,844)	133,864	5,519,677
Loss carry-forward	495,485	-	56,005	-	3,807	555,297
Investment credits	858,127	-	(522,852)	-	(14,654)	320,621

	$6,341,772	$893	$(65,243)	$(4,844)	$123,017	$6,395,595

(Continued)

	Balance at January 1	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$6,038,258	$10,410	$(902,114)	$-	$(11,093)	$5,135,461
Defined benefit obligation	-	-	27,031	(2,630)	30,233	54,634
FVTPL financial instruments	531,811	-	(487,098)	-	368	45,081
Others	2,015,063	99,535	681	268,196	84,995	2,468,470

	$8,585,132	$109,945	$(1,361,500)	$265,566	$104,503	$7,703,646

(Concluded)
For the year ended December 31, 2024

	Balance at January 1	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$266,164	$123,696	$(36,352)	$-	$1,044	$354,552
Defined benefit obligation	819,307	-	(149,680)	(62,170)	57,489	664,946
FVTPL financial instruments	251,890	-	(87,612)	-	(393)	163,885
Others	4,182,316	16,067	347,938	-	(233,039)	4,313,282

	5,519,677	139,763	74,294	(62,170)	(174,899)	5,496,665
Loss carry-forward	555,297	14,058	250,063	-	(74,040)	745,378
Investment credits	320,621	-	558,641	-	54,066	933,328

	$6,395,595	$153,821	$882,998	$(62,170)	$(194,873)	$7,175,371

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$5,135,461	$92,842	$(1,573,888)	$-	$71,505	$3,725,920
Defined benefit obligation	54,634	-	(35,210)	14	(1,151)	18,287
FVTPL financial instruments	45,081	-	823,904	-	(237)	868,748
Others	2,468,470	-	(24,713)	19,973	(226,581)	2,237,149

	$7,703,646	$92,842	$(809,907)	$19,987	$(156,464)	$6,850,104

For the year ended December 31, 2025

	Balance at January 1	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$354,552	$-	$33,759	$-	$-	$84,763	$473,074
Defined benefit obligation	664,946	-	(93,418)	270,298	-	(74,127)	767,699
FVTPL financial instruments	163,885	-	(165,781)	-	-	(282)	(2,178)
Others	4,313,282	-	52,135	-	-	149,599	4,515,016

	5,496,665	-	(173,305)	270,298	-	159,953	5,753,611
Loss carry-forward	745,378	4,032	(2,363)	-	-	(4,820)	742,227
Investment credits	933,328	-	215,965	-	-	53,077	1,202,370

	$7,175,371	$4,032	$40,297	$270,298	$-	$208,210	$7,698,208

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$3,725,920	$-	$(1,231,017)	$-	$-	$70,869	$2,565,772
Defined benefit obligation	18,287	-	1,617	20,409	-	(30,042)	10,271
FVTPL financial instruments	868,748	-	(309,275)	-	-	(606)	558,867
Others	2,237,149	15	(678,000)	380,630	252,723	63,594	2,256,111

	$6,850,104	$15	$(2,216,675)	$401,039	$252,723	$103,815	$5,391,021

	Balance at January 1	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Deferred tax assets

Temporary differences
Property, plant and equipment	$11,302	$-	$1,076	$-	$-	$2,702	$15,080
Defined benefit obligation	21,197	-	(2,978)	8,617	-	(2,363)	24,473
FVTPL financial instruments	5,224	-	(5,284)	-	-	(9)	(69)
Others	137,497	-	1,662	-	-	4,769	143,928

	175,220	-	(5,524)	8,617	-	5,099	183,412
Loss carry-forward	23,761	128	(75)	-	-	(154)	23,660
Investment credits	29,752	-	6,884	-	-	1,692	38,328

	$228,733	$128	$1,285	$8,617	$-	$6,637	$245,400

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$118,773	$-	$(39,242)	$-	$-	$2,259	$81,790
Defined benefit obligation	583	-	51	651	-	(958)	327
FVTPL financial instruments	27,694	-	(9,859)	-	-	(19)	17,816
Others	71,315	1	(21,613)	12,134	8,056	2,027	71,920

	$218,365	$1	$(70,663)	$12,785	$8,056	$3,309	$171,853

f.	Deductible temporary differences, unused loss carryforwards and unused investment credits for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$2,464,350	$2,962,877	$94,449
Deductible temporary differences	317,282	422,449	13,467

	$2,781,632	$3,385,326	$107,916

The unrecognized loss carry-forward will expire through 2042 or can be carried forward indefinitely according to the applicable tax laws of each tax jurisdiction.

g.	Information about unused loss carry-forward, investment credits, tax-exemption and other tax relief
As of December 31, 2025, the unused loss carry-forward comprised:

Expiry Year	NT$	US$ (Note 4)

2026	$264,281	$8,425
2027	345,259	11,006
2028	235,176	7,497
2029	286,443	9,131
2030 and thereafter	2,573,945	82,051

	$3,705,104	$118,110

As of December 31, 2025, unused investment credits comprised:

Tax Credit Source	Remaining Creditable Amount		Expiry Year
	NT$	US$ (Note 4)

Purchase of machinery and equipment	$1,200,479	$38,269	2030 and thereafter
Others	1,891	60	2026 and thereafter

	$1,202,370	$38,329

Some China subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments
As of December 31, 2024 and 2025, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$60,866,800 thousand and NT$63,587,785 thousand (US$2,027,025 thousand), respectively.

i.	Income tax assessments
The tax authorities have examined income tax returns of the Company and its R.O.C. subsidiaries through 20
20
and 2023.

27.	EARNINGS PER SHARE
The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:
Net profit for the year

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$35,457,908	$32,378,936	$40,015,755	$1,275,606
Effect of potentially dilutive ordinary shares:
Potential ordinary shares of the subsidiary	(494,272)	(747,333)	(1,268,608)	(40,440)

Earnings used in the computation of diluted earnings per share	$34,963,636	$31,631,603	$38,747,147	$1,235,166

Weighted average number of ordinary shares outstanding (in thousand shares)
	For the Year Ended December 31
	2023	2024	2025

Weighted average number of ordinary shares in the computation of basic earnings per share	4,295,871	4,318,991	4,341,193
Effect of potentially dilutive ordinary shares
Employee share options	42,045	70,534	76,886
Employees’ compensation	924	623	536
Employee restricted stock awards	8,830	1,865	10,938

Weighted average number of ordinary shares in the computation of diluted earnings per share	4,347,670	4,392,013	4,429,553

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

a.	Employee share option plans of the Company
In order to attract, retain and reward employees, the Company and its subsidiary, ASE, have their employee share option plans for the Group’s full-time employees. As disclosed in Note 1, the Company assumed ASE’s obligations of outstanding employee share option plans starting from April 30, 2018, and each unexercised share option was converted at an exchange ratio of 1 for 0.5 share option of the Company. After conversion, each share option represents the right to purchase one ordinary share of the Company when exercised, and the exercise price is subject to adjustment according to the exchange ratio. The Company has the first and the second employee share option plans in November 2018 and August 2023 for full-time employees of the Group, with each unit representing the right to purchase one ordinary share issued by the company. The right of those share options granted under the plans is valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For the employee share option plans the Company assumed and issued, the exercise price is subject to adjustment according to the prescribed criteria stipulated in employee share option plans.

Information about the share option plans that the Company granted and assumed were as follows:

	$	$	$	$	$	$
	For the Year Ended December 31
	2023		2024		2025
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	81,262	$50.2	212,240	$89.1	188,101	$89.6
Options granted	150,000	107.0	-	-	-	-
Options expired	-	-	-	-	(213)	73.0
Options forfeited	(1,471)	66.9	(5,873)	103.7	(3,765)	93.5
Options exercised	(17,551)	50.9	(18,266)	48.0	(32,981)	79.1

Balance at December 31	212,240	89.1	188,101	89.6	151,142	87.8

Options exercisable, end of year	62,505	46.5	44,242	44.3	66,837	72.9

Fair value of options granted (NT$)	29.7-35.1		-		-

The weighted average share prices at exercise dates of share options for the years ended December 31, 2023, 2024 and 2025 were NT$112.4, NT$151.7 and NT$174.7 (US$5.6), respectively.
Information about the outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Remaining Contractual Life (Years)

December 31, 2024

ASE 5 th share options	$73.0	0.7
The Company 1 st share options	42.7	3.9
The Company 2 nd share options	103.5	8.6

December 31, 2025

The Company 1 st share options	41.1	2.9
The Company 2 nd share options	99.7	7.6

b.	Employee restricted stock awards plans of the Company
To attract and retain talents as well as motivate and engage employees, the Company’s annual shareholders’ meetings resolved the first and the second employee restricted stock awards plans in August 2021 and June 2024, and granted 15,000 thousand ordinary shares and 16,500 thousand ordinary shares on the record date of October 1, 2021 and September 6, 2024, respectively. The par value and the exercise price were NT$10 and NT$0 per share, respectively. The fair value at the grant day was NT$92.4 per share and NT$141.5 per share, respectively.

The vested shares are settled and released on an annual basis during a three-year period starting from the grant date. Up to one-thirds of the total shares granted will be vested only after the Company reaches specific performance targets before the end of each year-period. Except for inheritance, those shares shall not be sold, pledged, transferred, gifted, conditioned, or otherwise dispose of before vest, while the rights of attending, proposing, speaking, voting and election at shareholders meeting and other rights, including but not limited to, stock dividend, cash dividend, distribution from legal reserve and capital surplus, share options at cash capital increase are identical with the Company’s ordinary shares issued and outstanding. All the shares under this plan should be deposited in a trust account before vested.
Upon granting, any unvested restricted stock awards will be forfeited and canceled by the Company at no cost if the vesting conditions are not met. Meanwhile, dividends (including cash dividends, stock dividends, and those distributed from legal reserves and capital surplus, as well as any derived income) distributed on those unvested restricted stock awards for the current unvested year, shall be fully returned to the Company by the custodian institution. For the years ended December 31, 2024 and 2025, the Company reclaimed
4,965 thousand and 255
thousand ordinary shares, respectively, and the related deregistration procedures have been completed.
Information about employee restricted stock awards was as follows:

	For the Year Ended December 31
	2023	2024	2025
	(in thousand shares)	(in thousand shares)	(in thousand shares)

Balance at January 1	10,000	4,965	16,500
Shares granted	-	16,500	-
Shares unrestricted	(4,950)	-	(5,375)
Shares forfeited	(70)	(4,965)	(255)
Shares awaiting canceled	(15)	-	-

Balance at December 31	4,965	16,500	10,870

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

In September 2020, USISH adopted the share option plan (“2020 share options”) and granted 1,140 thousand share options to its employees. The conditions of issued 2020 share options are the same as 2019 share options, except that the options are valid for
2.2 years
,
3.2 years
and
4.2 years
, respectively, and with each respective vesting period of
1.2 years
,
2.2 years
and
3.2 years
.
In September 2023, USISH’s extraordinary general shareholders’ meetings resolved to adopt the share option plan (“2023 share options”). In October 2023, the board of directors resolved to grant 14,506 thousand share options to its employees. The conditions of issued 2023 share options are the same as 2019 share options, except that the options are valid for 2 years and 3 years, respectively, and with each respective vesting period of 1 year and 2 years.
Information about share options was as follows:

	$		$		$		$		$		$
	For the Year Ended December 31
	2023				2024				2025
	Number of Options (In Thousands)		Weighted Average Exercise Price Per Share (RMB)		Number of Options (In Thousands)		Weighted Average Exercise Price Per Share (RMB)		Number of Options (In Thousands)		Weighted Average Exercise Price Per Share (RMB)

Balance at January 1		20,246		$14.5		29,728		$14.7		17,001		$15.1
Options granted		14,506		14.5		-		-		-		-
Options expired		(1,204)		14.1		(1,027)		14.2		(3,719)		15.2
Options forfeited		(695)		13.6		(7,855)		14.3		(185)		15.4
Options exercised		(3,125)		12.1		(3,845)		12.7		(13,097)		15.0

Balance at December 31		29,728		14.7		17,001		15.1		-		-

Options exercisable, end of year		15,310		14.9		17,001		15.1		-		-

Fair value of options granted (RMB)		3.8-4.7				-				-

The
 weighted average share prices at exercise dates of share options for the years ended December 31, 2023, 2024 and 2025 were RMB
14.9
, RMB
14.8
and RMB
18.7
, respectively.
Information about USISH’s outstanding share options at balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2024

2015 share options	$15.5	0.9
2023 share options	14.3	1.8
AMPI
In May 2021, the authority approved AMPI’s employee share options plan with the issuance up to 10,000 thousand units. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in AMPI’s capital structure or distribution of cash dividends on ordinary shares,
 the exercise price will be adjusted accordingly.

Information about share options was as follows:

	$		$		$		$		$		$
	For the Year Ended December 31
	2023				2024				2025
	Number of Options (In Thousands)		Exercise Price Per Share (NT$)		Number of Options (In Thousands)		Exercise Price Per Share (NT$)		Number of Options (In Thousands)		Exercise Price Per Share (NT$)

Balance at January 1		3,100		$30.0		3,100		$30.0		3,100		$29.7

Balance at December 31		3,100		30.0		3,100		29.7		3,100		29.7

Options exercisable, end of year		-		-		1,550		29.7		2,325		29.7

Information about AMPI’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Remaining Contractual Life (Years)

December 31, 2024

2022 share options	$29.7	7.3

December 31, 2025

2022 share options	29.7	6.3

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
Information about restricted stocks was as follows:

	$		$		$		$		$		$
	For the Year Ended December 31
	2023				2024				2025
	Number of Options (In Thousands)		Weighted Average Exercise Price Per Share (RMB)		Number of Options (In Thousands)		Weighted Average Exercise Price Per Share (RMB)		Number of Options (In Thousands)		Weighted Average Exercise Price Per Share (RMB)

Balance at January 1		1,984		$10.7		372		$14.5		2,919		$ 14.4
Stocks granted		372		14.5		5,722		14.4		-		-
Stocks exercised		(1,966)		10.8		-		-		(2,907)		14.4
Stocks forfeited		(18)		-		(3,175)		14.4		(12)		14.5

Balance at December 31		372		14.5		2,919		14.4		-		-

Options exercisable, end of year		-		-		-		-		-		-

Fair value of restricted stocks granted (RMB)		12.2- 13.0				11.6- 12.4				-

Information about USISH’s outstanding restricted stocks at balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2024

2023 restricted stocks (2024 granted)	$14.4	2.0
2023 restricted stocks (2023 granted)	14.5	1.9

e.	Fair value information
Regarding the aforementioned share-based payment arrangements issued during 2024, the fair value at the grant dates of the Company’s second employee restricted stock awards plan and USISH’s 2023 restricted stocks were measured by using the market price basis and the Black-Scholes Option Pricing Model incorporating the effect of the lock-up period, respectively. The inputs to the models were as follows:
Restricted stock plan

USISH’s 2023 restricted stocks plan (2024 granted)

Share price at the grant date	RMB14.19 per share
Exercise price	RMB14.35 per share
Expected volatility (%)	35.02-37.02
Lock-up periods (years)	1.0-2.0
Expected dividend yield	-
Risk free interest rate (%)	2.11-2.27
Expected volatilities were calculated based on the annualized volatilities of historical share prices of USISH.
The Group’s shareholdings in USISH decreased because the abovementioned share-based payment agreements
were exercised in 2023, 2024 and 2025. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus increased by NT$90,773 thousand, NT$81,947 thousand and NT$300,782 thousand (US$9,588 thousand) in 2023, 2024 and 2025, respectively.
For the years ended December 31, 2023, 2024 and 2025, employee benefits expense recognized on the aforementioned share-based payment
a
greements

were NT$742,890 thousand, NT$2,188,600 thousand and NT$2,481,787 thousand (US$79,113 thousand), respectively.

29.	BUSINESS COMBINATIONS
During 2025, the Group acquired GOODCARE and its subsidiaries, and HydroTron Power Co., Ltd., which have been included in the Group’s consolidated financial statements (Notes 4 and 14). Their respective financial statements were not material and constituted less than 1% of net and total assets, operating revenues, and profit of the Group’s consolidated financial statements.
Except for the above, the information of the Group’s business combinations was disclosed as follows:

a.	Subsidiaries acquired

Subsidiary	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$

Hirschmann	Holding company and the group engaged in the design and manufacturing of automotive components	October 27, 2023	100.00	$2,317,201

ASEPCAYMAN	Engaged in the packaging and testing of semiconductors	August 1, 2024	100.00	$1,096,373

CHE	Engaged in the packaging and testing of semiconductors	August 1, 2024	100.00	$1,945,678

b.	Consideration transferred

	Hirschmann	ASEPCAYMAN	CHE
	NT$	NT$	NT$

Cash	$2,317,201	$725,059	$1,713,092
Contingent considerations	-	371,314	232,586

	$2,317,201	$1,096,373	$1,945,678

In March 2023, the board of directors of USISH resolved to establish a special purpose vehicle (“SPV”, of which 75.1% ownership is owned by USISH’s wholly-owned subsidiary, Universal Global Technology Co., Limited (“UGT”), and 24.9% ownership is owned by an unrelated party, Ample Trading, Co., Ltd. (“Ample Trading”)). The SPV then acquired the automotive wireless business (hereunder, the “Target Business”) carved out from an unrelated party, TE Connectivity Ltd. The consideration for the acquisition was approximately NT$2,317,201 thousand, equivalent to US$71,452 thousand as the original transaction currency, which was based on the overall valuation of the Target Business and an adjustment for the net debt and net working capital of the Target Business as of the settlement date. The consideration was fully paid in October 2023 and May 2024, respectively.
In February 2024, ASE and ASE (Korea) Inc. entered into share purchase agreements with Cypress Semiconductor Technology Ltd. and Infineon Technologies AG to acquire 100% shareholdings of ASEPCAYMAN and CHE, respectively. The final purchase price was
adjusted accord
ing
to
the method stipulated in the share purchase agreements. In 2024, NT$725,059 thousand (EUR20,403 thousand) and NT$1,713,092 thousand (EUR48,239 thousand) was paid, respectively. In addition, according to the share purchase agreements, if operating revenue of ASEPCAYMAN and CHE reaches the predetermined target in the respective years of 2025, 2026 and 2027, the remaining consideration will be paid in annual tranches. If the target is not reached in any of the three years, the corresponding portion of the remaining consideration will be paid in 2028. As of December 31,
2024 and
2025, the remaining consideration was recognized as contingent considerations under the line item of financial liabilities at FVTPL.

c.	Assets acquired and liabilities assumed at the date of acquisition

	Hirschmann	ASEPCAYMAN	CHE
	NT$	NT$	NT$

Assets
Cash and cash equivalents	$118,419	$404,573	$1,381,103
Trade and other receivables	1,336,203	213,592	87,935
Inventories	1,079,301	58,564	112,115
Property, plant and equipment	745,660	919,648	421,792
Right-of-use assets	143,629	-	96,894
Others	167,521	69,707	197,450
Liabilities
Trade and other payables	(745,653)	(263,095)	(200,453)
Lease liabilities	(143,629)	-	(96,894)
Net defined benefit liabilities	(204,975)	(158,053)	-
Others	(200,276)	(71,848)	(54,264)

Fair value of identifiable net assets acquired	$2,296,200	$1,173,088	$1,945,678

d.	Goodwill (gain on bargain purchase) recognized on acquisition

	Hirschmann	ASEPCAYMAN	CHE
	NT$	NT$	NT$

Consideration transferred	$2,317,201	$1,096,373	$1,945,678
Less: Fair value of identifiable net assets acquired	(2,296,200)	(1,173,088)	(1,945,678)

Goodwill (gain on bargain purchase) recognized on acquisition	$21,001	$(76,715)	$-

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
The Group has completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of Hirschmann’s, ASEPCAYMAN’s and CHE’s identifiable assets and liabilities in 2024.

e.	Net cash outflow on acquisition of subsidiaries

	Hirschmann	ASEPCAYMAN	CHE
	NT$	NT$	NT$

Consideration paid in cash	$2,317,201	$725,059	$1,713,092
Less: Cash and cash equivalents acquired	(118,419)	(404,573)	(1,381,103)

Net cash outflow on acquisition of subsidiaries	$2,198,782	$320,486	$331,989

f.	Impact of acquisitions on the results of the Group’s operations
The results of operations from the subsidiaries acquired since the acquisition dates included in the consolidated statements of comprehensive income and were as follows:

	$	$	$
	Hirschmann (For the period from October 27, 2023 through December 31, 2023)	ASEPCAYMAN (For the period from August 1, 2024 through December 31, 2024)	CHE (For the period from August 1, 2024 through December 31, 2024)
	NT$	NT$	NT$

Operating revenue	$1,017,423	$518,026	$825,216

Net profit (loss)	$46,075	$(69,186)	$152,594

Had the abovementioned business combinations been in effect at the beginning of each annual reporting period, the Group’s pro-forma operating revenues and profit would have been NT$586,489,731 thousand and NT$37,084,732 thousand for the year ended December 31, 2023, respectively, and NT$597,015,838 thousand and NT$33,865,233 thousand for the year ended December 31, 2024, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of the operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of each annual reporting period, nor is it intended to be a projection of future results.
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

30.	DISPOSAL OF SUBSIDIARY
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

a.	Analysis of assets and liabilities on the date control was lost

NT$

Current Assets
Cash and cash equivalents	$261,238
Inventories related to real estate business	1,787,526
Other current assets	1,761
Non-Current Assets
Financial assets at fair value through other comprehensive income – non-current	70,809
Current Liabilities
Other payables	(222)

Net assets disposed of	$2,121,112

b.	Gain on disposal of subsidiary

NT$

Total consideration (paid in cash)	$2,354,938
Net assets disposed of	(2,121,112)
Non-controlling interest	295,895

Gain on disposals	$529,721

c.	Net cash inflow on disposals of subsidiaries

NT$

Consideration received in cash	$2,354,938
Less: Cash and cash equivalent balances disposed of	(261,238)

Net cash inflow on disposals of subsidiaries	$2,093,700

31.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

a.	USISH
During 2024 and 2025, USISH repurchased its own 6,740 thousand and 6,321 thousand outstanding ordinary shares, respectively, which made the Group’s shareholdings of USISH increased. The transaction was accounted for as an equity transaction since the Group continued to have control over USISH and, as a result, the Company’s capital surplus was decreased by NT$186,404 thousand and NT$271,589 thousand (US$8,658 thousand), respectively.
During 2025, the USISH Bonds were converted into 75,691 thousand ordinary shares of USISH, which made the Group’s shareholdings of USISH decreased. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USISH and, as a result, the Company’s capital surplus was then increased by NT$3,177,227 thousand (US$101,282 thousand).

b.	ASET
In September 2024, ASET did not subscribe for AMPI’s cash capital increase in proportion to its ownership interest, and in June 2025, ASET conducted a public tender offer in cash for 6,386 thousand ordinary shares of AMPI with a total consideration of NT$57,475 thousand (US$1,832 thousand), thereby increasing the Group’s ownership in AMPI. These transactions did not alter the Group’s control over AMPI. Capital surplus decreased by NT$63,649 thousand and NT$68,093 thousand (US$2,171 thousand), respectively, while retained earnings decreased by NT$5,439 thousand and nil, respectively.

32.	CASH FLOW INFORMATION

a.	Non-cash activities
In addition to other notes, the Group entered into the following investing activities which include both cash and non-cash items for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$48,758,649	$96,207,546	$171,616,529	$5,470,721
Increase (decrease) in other non-current assets	(387,233)	1,210,888	540,939	17,244
Decrease (increase) in other payables	5,894,525	(17,610,885)	(6,846,985)	(218,265)
Capitalized borrowing costs	(107,712)	(285,611)	(667,981)	(21,294)

	$54,158,229	$79,521,938	$164,642,502	$5,248,406

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$334,348	$887,718	$2,866,369	$91,373
Decrease (increase) in other receivables	132,790	821	(373,255)	(11,899)
Decrease in other current assets	8,188	19,514	-	-

	$475,326	$908,053	$2,493,114	$79,474

Payments for FVTOCI
Increase in FVTOCI	$184,355	$12,150,760	$478,350	$15,249
Decrease in other receivables	-	(12,137,200)	-	-

	$184,355	$13,560	$478,350	$15,249

F-9
6

b.	Changes in liabilities arising from financing activities
For the year ended December 31, 2023

	Short-term Borrowings (including financial liabilities for hedging)	Short-term Bills Payable	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2023	$46,731,130	$-	$47,850,324	$99,989,451	$7,708,487	$202,279,392
Net financing cash flows	3,231,840	2,787,340	(2,573,366)	(14,263,230)	(1,136,666)	(11,954,082)
Interest under operating activities	-	-	-	-	22	22
Convertible bonds classified separately as equity components and embedded derivative liability	-	-	(412,264)	-	-	(412,264)
Non-cash changes
Additions to lease liabilities	-	-	-	-	1,644,665	1,644,665
Convertible bonds issued by subsidiaries and converted to subsidiaries’ ordinary shares	-	-	(228)	-	-	(228)
Amortization of discount	-	-	319,578	91,538	-	411,116
Lease modifications	-	-	-	-	(113,514)	(113,514)
Adjustments for government subsidy	-	-	-	(1,002)	-	(1,002)
Acquisitions through business combinations (Note 29)	-	-	-	-	143,629	143,629
Reclassification	-	-	-	-	(8,226)	(8,226)
Effects of foreign currency exchange	291,218	-	(174,558)	(356,054)	(16,391)	(255,785)

Balance at December 31, 2023	$50,254,188	$2,787,340	$45,009,486	$85,460,703	$8,222,006	$191,733,723

For the year ended December 31, 2024

	Short-term Borrowings (including financial liabilities for hedging)	Short-term Bills Payable	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2024	$50,254,188	$2,787,340	$45,009,486	$85,460,703	$8,222,006	$191,733,723
Net financing cash flows	(4,514,729)	(2,787,340)	(12,867,386)	36,656,269	(1,547,291)	14,939,523
Interest under operating activities	-	-	-	-	13,538	13,538
Convertible bonds classified separately as equity components and embedded derivative liability	-	-	(100,872)	-	-	(100,872)
Non-cash changes
Additions to lease liabilities	-	-	-	-	1,342,690	1,342,690
Acquisitions through business combinations (Note 29)	-	-	-	-	96,894	96,894
Convertible bonds issued by subsidiaries and converted to subsidiaries’ ordinary shares	-	-	(99)	-	-	(99)
Amortization of discount	-	-	366,988	76,326	-	443,314
Lease modifications	-	-	-	-	(409,679)	(409,679)
Adjustments for government subsidy	-	-	-	(748)	-	(748)
Effects of foreign currency exchange	1,705,403	-	568,047	3,442,548	93,865	5,809,863

Balance at December 31, 2024	$47,444,862	$-	$32,976,164	$125,635,098	$7,812,023	$213,868,147

F-9
7

For the year ended December 31, 2025

	Short-term Borrowings (including financial liabilities for hedging)	Short-term Bills Payable	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2025	$47,444,862	$-	$32,976,164	$125,635,098	$7,812,023	$213,868,147
Net financing cash flows	(5,839,428)	2,198,419	(10,623,145)	81,306,931	(1,063,297)	65,979,480
Interest under operating activities	-	-	-	-	(5,947)	(5,947)
Convertible bonds classified separately as equity components and embedded derivative liability	-	-	(522,771)	-	-	(522,771)
Non-cash changes
Additions to lease liabilities	-	-	-	-	2,402,174	2,402,174
Acquisitions through business combinations	-	22,000	-	14,467	19,927	56,394
Convertible bonds issued by subsidiaries and converted to subsidiaries’ ordinary shares	-	-	(6,608,846)	-	-	(6,608,846)
Amortization of discount	-	-	11,333	76,284	-	87,617
Lease modifications	-	-	-	-	(298,011)	(298,011)
Effects of foreign currency exchange	(497,581)	-	(265,105)	(1,231,923)	(18,762)	(2,013,371)

Balance at December 31, 2025	$41,107,853	$2,220,419	$14,967,630	$205,800,857	$8,848,107	$272,944,866

F-9
8

	Short-term Borrowings (including financial liabilities for hedging)	Short-term Bills Payable	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2025	$1,512,428	$0	$1,051,201	$4,004,944	$249,028	$6,817,601
Net financing cash flows	(186,147)	70,080	(338,640)	2,591,869	(33,895)	2,103,267
Interest under operating activities	-	-	-	-	(190)	(190)
Convertible bonds classified separately as equity components and embedded derivative liability	-	-	(16,665)	-	-	(16,665)
Non-cash changes
Additions to lease liabilities	-	-	-	-	76,576	76,576
Acquisitions through business combinations	-	702	-	461	635	1,798
Convertible bonds issued by subsidiaries and converted to subsidiaries’ ordinary shares	-	-	(210,674)	-	-	(210,674)
Amortization of discount	-	-	361	2,432	-	2,793
Lease modifications	-	-	-	-	(9,500)	(9,500)
Effects of foreign currency exchange	(15,861)	-	(8,451)	(39,270)	(598)	(64,180)

Balance at December 31, 2025	$1,310,420	$70,782	$477,132	$6,560,436	$282,056	$8,700,826

c.	Total income taxes paid

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Operating activities	$15,474,646	$9,072,635	$7,108,597	$226,605
Investing activities	-	1,170,149	-	-

	$15,474,646	$10,242,784	$7,108,597	$226,605

d.	Supplier financing arrangements
The Group has entered into supplier financing arrangements with banks. Under these arrangements, the suppliers may elect to receive early payment from the banks by factoring their receivables due from the Group, and the Group then pays the banks at the original due dates set with suppliers. The above arrangements do not modify the terms of these payables because neither the Group’s payment terms have been extended nor additional interest have been paid; therefore, the Group still presents the payables as trade payables. As of December 31, 2024 and 2025, trade payables under supplier finance arrangements amounted to
NT$1,056,486 thousand and NT$396,610 thousand (US$12,643 thousand), respectively.
The carrying amount of the financial liabilities that are subject to supplier finance arrangements, of which suppliers have already received payment from the finance provider, are as follows:

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Trade payables
Of which suppliers have already received payment from the finance providers	$1,056,486	$396,607	$12,643

The range of payment due dates for the financial liabilities that are subject to supplier finance arrangements and comparable trade payables that are not part of a supplier finance arrangement are as follows:

F-
99

	December 31
	2024	2025
Trade payables
Liabilities that are part of supplier finance arrangements (days)	120-165	120-165
Comparable trade payables that are not part of supplier finance arrangements (days)	30-180	30-180
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

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed
Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2024 and 2025 were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2024	$32,976,164		$33,636,945
December 31, 2025	14,967,630	$477,132	15,583,145	$496,753

2)	Fair value hierarchy
The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration. The significant unobservable inputs is discount rates that reflected the credit risk.

F-10
0

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy
December 31, 2024

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Financial assets at FVTPL

Derivative financial assets
Swap contracts	$-	$4,282,512	$-	$4,282,512
Forward exchange contracts	-	258,362	-	258,362
Non-derivative financial assets
Quoted shares	2,898,751	-	-	2,898,751
Private-placement funds	-	-	1,503,382	1,503,382
Unquoted shares	-	-	863,484	863,484
Open-end mutual funds	590,346	-	-	590,346
Hybrid financial assets
Convertible notes	-	-	360,635	360,635
Others	-	-	74,570	74,570

	$3,489,097	$4,540,874	$2,802,071	$10,832,042

Financial assets at FVTOCI

Investments in equity instruments
Unquoted ordinary shares	$-	$-	$12,846,151	$12,846,151
TIB quoted ordinary shares	72,774	-	-	72,774
Unquoted preferred shares	-	-	14,808	14,808
Investments in debt instruments
Unsecured cumulative subordinate corporate bonds	-	-	1,025,760	1,025,760
Trade receivables, net	-	-	6,532,508	6,532,508

	$72,774	$-	$20,419,227	$20,492,001

Financial liabilities at FVTPL

Derivative financial liabilities
Swap contracts	$-	$179,967	$-	$179,967
Forward exchange contracts	-	63,785	-	63,785
Contingent considerations	-	-	589,117	589,117

	$-	$243,752	$589,117	$832,869

			(Continued)

December 31, 2025

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Financial assets at FVTPL

Derivative financial assets
Swap contracts	$-	$3,412,108	$-	$3,412,108
Forward exchange contracts	-	248,813	-	248,813
Non-derivative financial assets
Quoted shares	2,277,680	-	-	2,277,680
Private-placement funds	-	-	1,435,095	1,435,095
Open-end mutual funds	971,952	-	-	971,952
Unquoted shares	-	-	822,065	822,065
Others	-	-	161,150	161,150
Hybrid financial assets
Equity-linked structured products	-	-	497,899	497,899
Convertible notes	-	-	345,730	345,730
Others	-	-	15,000	15,000

	$3,249,632	$3,660,921	$3,276,939	$10,187,492

Financial assets at FVTOCI

Investments in equity instruments
Unquoted ordinary shares	$-	$-	$12,546,772	$12,546,772
TIB quoted ordinary shares	47,934	-	-	47,934
Unquoted preferred shares	-	-	12,408	12,408
Investments in debt instruments
Unsecured cumulative subordinate corporate bonds	-	-	1,008,140	1,008,140
Trade receivables, net	-	-	6,182,804	6,182,804

	$47,934	$-	$19,750,124	$19,798,058

Financial liabilities at FVTPL

Derivative financial liabilities
Swap contracts	$-	$736,231	$-	$736,231
Forward exchange contracts	-	75,438	-	75,438
Accumulator contracts	-	-	13,751	13,751
Contingent considerations	-	-	569,948	569,948

	$-	$811,669	$583,699	$1,395,368

				(Concluded	)

	Level 1	Level 2	Level 3	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Financial assets at FVTPL

Derivative financial assets
Swap contracts	$-	$108,770	$-	$108,770
Forward exchange contracts	-	7,932	-	7,932
Non-derivative financial assets
Quoted shares	72,607	-	-	72,607
Private-placement funds	-	-	45,747	45,747
Open-end mutual funds	30,983	-	-	30,983
Unquoted shares	-	-	26,205	26,205
Others	-	-	5,138	5,138
Hybrid financial assets
Equity-linked structured products	-	-	15,872	15,872
Convertible notes	-	-	11,021	11,021
Others	-	-	478	478

	$103,590	$116,702	$104,461	$324,753

Financial assets at FVTOCI

Investments in equity instruments
Unquoted ordinary shares	$-	$-	$399,961	$399,961
TIB quoted ordinary shares	1,528	-	-	1,528
Unquoted preferred shares	-	-	396	396
Investments in debt instruments
Unsecured cumulative subordinate corporate bonds	-	-	32,137	32,137
Trade receivables, net	-	-	197,093	197,093

	$1,528	$-	$629,587	$631,115

Financial liabilities at FVTPL

Derivative financial liabilities
Swap contracts	$-	$23,469	$-	$23,469
Forward exchange contracts	-	2,405	-	2,405
Accumulator contracts	-	-	438	438
Contingent considerations	-	-	18,169	18,169

	$-	$25,874	$18,607	$44,481

For the financial assets and liabilities that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2024 and 2025.

2)	Reconciliation of Level 3 fair value measurements of financial assets
For the year ended December 31, 2023

	Financial Assets at FVTPL			Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,666,264	$-	$-	$436,876	$6,462,426	$9,565,566
Recognized in profit or loss	(83,239)	-	(113)	-	-	(83,352)
Recognized in other comprehensive income
Unrealized gains (losses) on financial assets at FVTOCI	-	-	-	215,914	(16,807)	199,107
Effects of foreign currency exchange	5,053	-	-	1,605	-	6,658
Net increase in trade receivables	-	5,778,078	-	-	234,772	6,012,850
Trade receivables factored	-	(5,778,078)	-	-	-	(5,778,078)
Purchases	637,767	-	61,523	184,484	-	883,774
Disposal of subsidiary (Note 30)	-	-	-	(29,572)	-	(29,572)
Disposals	(681,870)	-	-	(188,476)	-	(870,346)

Balance at December 31	$2,543,975	$-	$61,410	$620,831	$6,680,391	$9,906,607

For the year ended December 31, 2024

	Financial Assets at FVTPL			Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,543,975	$-	$61,410	$620,831	$6,680,391	$9,906,607
Recognized in profit or loss	(352,120)	-	8,300	-	-	(343,820)
Recognized in other comprehensive income
Unrealized losses on financial assets at FVTOCI	-	-	-	(9,397)	(17,146)	(26,543)
Effects of foreign currency exchange	137,556	-	2,270	336,580	-	476,406
Net increase in trade receivables	-	1,167,287	-	-	895,023	2,062,310
Trade receivables factored	-	(1,167,287)	-	-	-	(1,167,287)
Transferred out of Level 3	-	-	-	(53,360)	-	(53,360)
Purchases	177,813	-	363,225	12,150,760	-	12,691,798
Disposals	(140,358)	-	-	(184,455)	-	(324,813)

Balance at December 31	$2,366,866	$-	$435,205	$12,860,959	$7,558,268	$23,221,298

For the year ended December 31, 2025

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,366,866	$435,205	$12,860,959	$7,558,268	$23,221,298
Recognized in profit or loss	196,009	(76,798)	-	-	119,211
Recognized in other comprehensive income
Unrealized losses on financial assets at FVTOCI	-	-	(207,646)	(17,620)	(225,266)
Effects of foreign currency exchange	(95,920)	(4,818)	(539,732)	-	(640,470)
Net decrease in trade receivables	-	-	-	(349,704)	(349,704)
Acquisitions through business combinations	-	-	357	-	357
Reclassification	30,639	-	-	-	30,639
Purchases	194,150	2,132,740	478,350	-	2,805,240
Disposals	(273,434)	(1,627,700)	(33,108)	-	(1,934,242)

Balance at December 31	$2,418,310	$858,629	$12,559,180	$7,190,944	$23,027,063

F-10
4

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1	$75,450	$13,873	$409,976	$240,939	$740,238
Recognized in profit or loss	6,248	(2,448)	-	-	3,800
Recognized in other comprehensive income
Unrealized losses on financial assets at FVTOCI	-	-	(6,619)	(562)	(7,181)
Effects of foreign currency exchange	(3,058)	(154)	(17,205)	-	(20,417)
Net decrease in trade receivables	-	-	-	(11,147)	(11,147)
Effects of foreign currency exchange	-	-	11	-	11
Reclassification	977	-	-	-	977
Purchases	6,189	67,987	15,249	-	89,425
Disposals	(8,716)	(51,887)	(1,055)	-	(61,658)

Balance at December 31	$77,090	$27,371	$400,357	$229,230	$734,048

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

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement
The Group determines the fair value of Level 3 investments based on the nature of the underlying assets or instruments, using the market approach, asset-based approach and income approach. The market approach references valuation multiples of comparable companies, while the asset approach references net assets measured at fair value. The significant unobservable inputs were the discount rates for lack of marketability of

15
% to
30
%.
The income approach adopts a discounted cash flow methodology. The significant unobservable inputs were the discount rates of 12.3% to 17.5%. If the liquidity discount rates for lack of marketability to the valuation model increased by
1
% and discount rates increased by
0.1
%
while all other variables held constant, the fair value of the abovementioned investments would have decreased approximately by NT
$
157,800
thousand and NT$
26,700
thousand (US$

thousand) as of December 31, 2024 and 2025, respectively.

F-10
5

The fair value of accounts receivables measured at FVTOCI are determined based on the present value of future cash flows that reflect the credit risk of counterparties. Since the discount effect was not significant, the Group measured its fair value by using the nominal values.
The fair value of the contingent considerations is measured based on the fulfillment rate of the conditions stipulated in the agreement with discount rates reflecting the credit risks.
The fair value of equity-linked structured products and accumulator contracts are determined based on the correlation between the equity-linked underlyings and the quotes provided by the counterparties.

c.	Categories of financial instruments

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Mandatorily at FVTPL	$10,832,042	$10,187,492	$324,753
Measured at amortized cost (Note 1)	191,953,553	219,695,988	7,003,379
FVTOCI
Equity instruments	12,933,733	12,607,114	401,885
Debt instruments	1,025,760	1,008,140	32,137
Trade receivables, net	6,532,508	6,182,804	197,093

Financial liabilities

FVTPL
Held for trading	243,752	825,420	26,312
Contingent considerations	589,117	569,948	18,169
Financial liabilities for hedging	12,456,104	9,282,400	295,901
Measured at amortized cost (Note 2)	344,543,769	459,199,442	14,638,172

Note 1:	The balances included cash and cash equivalents, trade receivables measured at amortized cost, other receivables and other financial assets.

Note 2:
The balances included short-term borrowings, short-term bills payable, trade and other payables, bonds payable, long-term borrowings, temporary receipts (under the line items of other current liabilities and other non-current liabilities), and deposits received (under the line items of other current liabilities and other non-current liabilities).

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

F-10
6

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
The Group was mainly subject to the impact from the exchange rate fluctuation in US$ and JPY against NT$, RMB or EUR. 1% fluctuation is used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in US$ and JPY against NT$, RMB and EUR would be NT$148,000 thousand, NT$274,000 thousand and NT$149,000 thousand (US$4,750 thousand) for the years ended December 31, 2023, 2024 and 2025, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the year-end exposure did not reflect the exposure for the years ended December 31, 2023, 2024 and 2025, the abovementioned sensitivity analysis was unrepresentative of those respective years.
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

F-10
7

December 31, 2024

Hedging Instrument/ Hedged Items	Line item in Balance sheet	Carrying Amount
		Asset	Liability
		NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$-	$3,515,265
Hedge of net investment in foreign operation	Financial liabilities for hedging - current	-	8,940,839

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$(243,954)	$243,954	$-	$-	$2,834,608	$323,983
Hedge of net investment in foreign operation	(562,598)	562,598	923,574	-	-	-
December 31, 2025

Hedging Instrument/ Hedged Items	Line item in Balance sheet	Carrying Amount
		Asset		Liability
		NT$	US$ (Note 4)	NT$	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$ -	$ -	$ 843,838	$ 26,900
Hedge of net investment in foreign operation	Financial liabilities for hedging - current	-	-	8,438,562	269,001

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Liability
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$ (17,414)	$ 17,414	$ -	$ -	$ 964,637	$ 15,749
Hedge of net investment in foreign operation	1,117,589	(1,117,589)	(194,015)	-	-	-

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Liability
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$ (555)	$ 555	$ -	$ -	$ 30,750	$ 502
Hedge of net investment in foreign operation	35,626	(35,626)	(6,185)	-	-	-

F-10
8

b)	Interest rate risk
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
The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Fair value interest rate risk
Financial assets	$36,812,408	$53,381,124	$1,701,662
Financial liabilities	72,579,608	84,870,569	2,705,469

Cash flow interest rate risk
Financial assets	46,378,904	45,958,834	1,465,057
Financial liabilities	151,248,418	229,257,842	7,308,188
For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2023, 2024 and 2025 would have decreased or increased approximately by NT$660,000 thousand, NT$1,049,000 thousand and NT$1,833,000 thousand (US$58,432 thousand), respectively.

c)	Other price risk
The Group was exposed to equity price risk through its investments in financial assets at FVTPL and financial assets at FVTOCI. If equity price was 1% higher or lower, profit before income tax for the years ended December 31, 2023, 2024 and 2025 would have increased or decreased approximately by NT$46,500 thousand, NT$53,000 thousand and NT$50,000 thousand (US$1,594 thousand), respectively, and other comprehensive income before income tax for the years ended December 31, 2023, 2024 and 2025 would have increased or decreased approximately by NT$6,000 thousand, NT$129,000 thousand and NT$126,000 thousand (US$4,017 thousand), respectively.

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
As of December 31, 2024 and 2025, the Group’s ten largest customers accounted for 47% and 50% of trade receivables, respectively. The Group transacts with a large number of unrelated customers and, thus, no concentration of credit risk was observed.

F-10
9

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
To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.
December 31, 2024

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$66,577,698	$39,954,390	$18,126,780	$4,707,506	$1,177,870
Obligation under leases	167,887	185,848	801,002	2,676,514	5,572,038
Floating interest rate liabilities	9,865,888	15,650,230	13,152,601	115,539,867	7,894,775
Fixed interest rate liabilities	5,163,326	11,011,781	16,702,747	23,210,093	-

	$81,774,799	$66,802,249	$48,783,130	$146,133,980	$14,644,683

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$1,154,737	$2,676,514	$1,964,781	$951,983	$917,034	$1,738,240

December 31, 2025

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$75,853,604	$46,653,157	$23,722,468	$34,607,140	$68,696
Obligation under leases	128,731	210,673	841,489	3,048,712	7,384,494
Floating interest rate liabilities	19,644,085	6,892,644	9,202,843	200,799,083	6,380,428
Fixed interest rate liabilities	10,637,451	5,080,186	4,875,149	14,702,446	-

	$106,263,871	$58,836,660	$38,641,949	$253,157,381	$13,833,618

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Non-derivative financial liabilities

Non-interest bearing	$2,418,030	$1,487,190	$756,215	$1,103,192	$2,190
Obligation under leases	4,104	6,716	26,825	97,186	235,400
Floating interest rate liabilities	626,206	219,721	293,364	6,400,991	203,393
Fixed interest rate liabilities	339,096	161,944	155,408	468,678	-

	$3,387,436	$1,875,571	$1,231,812	$8,070,047	$440,983

F-11
0

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$1,180,893	$3,048,712	$1,817,587	$1,281,842	$1,203,233	$3,081,832

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Obligation under leases	$37,645	$97,186	$57,940	$40,862	$38,356	$98,242

The amounts of the floating interest rate instruments of the aforementioned non-derivative financial liabilities were subject to change if floating interest rates differ from those estimates of interest rates determined at each balance sheet date.
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
December 31, 2024

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

Net settled

Forward exchange contracts	$10,872	$11,550	$-

Gross settled

Forward exchange contracts
Inflows	$10,395,219	$3,866,536	$332,003
Outflows	(10,278,376)	(3,831,303)	(319,540)

	116,843	35,233	12,463

Swap contracts
Inflows	13,901,338	31,704,116	84,978,720
Outflows	(13,702,851)	(30,131,740)	(80,905,026)

	198,487	1,572,376	4,073,694

	$315,330	$1,607,609	$4,086,157

F-11
1

December 31, 2025

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

Net settled

Forward exchange contracts	$100,732	$37,542	$-

Gross settled

Forward exchange contracts
Inflows	$14,697,943	$1,903,349	$-
Outflows	(14,700,928)	(1,914,087)	-

	(2,985)	(10,738)	-

Swap contracts
Inflows	19,403,174	35,662,026	84,672,420
Outflows	(19,263,452)	(35,807,350)	(80,651,321)

	139,722	(145,324)	4,021,099

	$136,737	$(156,062)	$4,021,099

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Net settled

Forward exchange contracts	$3,211	$1,197	$-

Gross settled

Forward exchange contracts
Inflows	$468,535	$60,674	$-
Outflows	(468,630)	(61,016)	-

	(95)	(342)	-

Swap contracts
Inflows	$618,526	$1,136,819	$2,699,153
Outflows	(614,072)	(1,141,452)	(2,570,970)

	4,454	(4,633)	128,183

	$4,359	$(4,975)	$128,183

35.	RELATED PARTY TRANSACTIONS
Balances and transactions within the Group were eliminated upon consolidation. In addition to the aforementioned notes, details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties

Related Party Name	Relationship with the Group

ASE Environmental Protection and Sustainability Foundation	Related party in substance
ASE Cultural and Educational Foundation	Related party in substance

F-11
2

b.	Loans to related parties (recorded under other receivables) - only 2024
Interest revenue

NT$
Related Party Name

HC	$29,960

c.	Contribution to related parties

	For the Year Ended December 31
Relationship and Related Party Name	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Related party in substance
ASE Environmental Protection and Sustainability Foundation	$100,000	$100,000	$100,000	$3,188
ASE Cultural and Educational Foundation	25,000	12,500	17,500	558

	$125,000	$112,500	$117,500	$3,746

d.
ASE entered into a joint development agreement with HC in accordance with the spirit of joint construction principle in June 2020. The agreement stipulated that HC will build plant on the leased land on which that ASE and its affiliates would have the priority purchase right. In August 2024, the board of directors of ASE resolved to purchase such completed plant from HC with NT$5,263,000 thousand.
The transaction price was determined based on the appraisal report issued by independent professional firms. The transaction has been approved by HC’s special shareholders’ meeting in September 2024 and the transaction price was fully paid.

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

f.
ASE entered into a joint construction and allocation of housing units agreement with HC in April 2022. The agreement stipulated that ASE and HC provided a part of land located in Chung-Li and funds, respectively, for joint construction of plant and consulted with professional appraisal firms to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE would have the priority to purchase the property obtained by HC based on the agreed proportion of joint construction. The board of directors of ASE approved in November 2025 the acquisition from HC of a
72.15%
ownership interest in the building obtained under the joint development allocation ratio, together with the corresponding land interest, for a total consideration of
NT$4,231,000 thousand (US$134,874 thousand
). The transaction price was determined with reference to an appraisal report issued by independent professional firms.

g.
ASE entered into a joint construction and allocation of housing units agreement with HC in June 2024. The agreement stipulated that ASE and HC will provide a part of land located in Kaohsiung and funds, respectively, for joint construction of plant and consulted with professional appraisal firms to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE and its subsidiaries would have the priority to purchase the property which would be obtained by HC based on the agreed proportion of joint construction.

h.
ASE entered into a joint construction and allocation of housing units agreement with HC in November 2025. The agreement stipulated that ASE and HC will provide a part of land located in Kaohsiung and funds, respectively, for joint construction of plant and consulted with professional appraisal firms to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE would purchase from HC the ownership interests of the property held by HC.

F-11
3

i.	Compensation to key management personnel

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$1,390,127	$1,350,476	$1,531,851	$48,832
Post-employment benefits	3,841	3,288	6,520	208
Share-based payments	21,033	229,697	614,268	19,581

	$1,415,001	$1,583,461	$2,152,639	$68,621

The compensation to the Group’s key management personnel was determined according to personal performance and market trends.

3 6.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY
The following assets were provided as collateral for bank borrowings, tariff guarantees
of imported raw materials or collateral
.

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$913	$34,208,968	$1,090,500
Investment properties	18,932,469	17,615,240	561,531
Other financial assets (including current and non-current)	514,087	547,984	17,468
Trade receivables	391,030	-	-
Inventories related to real estate business	2,717,813	-	-

	$22,556,312	$52,372,192	$1,669,499

3 7.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	As of December 31, 2024 and 2025, unused letters of credit of the Group were approximately NT$3,139,000 thousand and NT$3,201,000 thousand (US$102,040 thousand), respectively.

b.
As of December 31, 2024 and 2025, the amounts of the guarantee letters issued by banks to customs on behalf of the Group for import and export financing facilities were approximately
NT$708,130 thousand and NT$768,027 thousand (US$24,483 thousand), respectively.

c.
As of December 31, 2024 and 2025, the Group’s outstanding commitments to purchase property, plant and equipment were approximately NT$118,263,200 thousand and NT$135,247,923 thousand (US$4,311,378 thousand), respectively, of which NT$5,890,890 thousand and NT$20,562,344 thousand (US$655,478 thousand) had been paid,
respectively. As of December 31, 2025, the commitment that the Group has contracted for the construction related to our real estate business were approximately NT$102,176 thousand (US$3,257 thousand).

d.	The Group entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity is specified in the agreements.

F-11
4

e.
The Group enters into long-term agreements with customers and receives advance payments, which are recorded under other current liabilities and other liabilities. Under these agreements, the Group is obligated to sell products or provide services to customers.

f.	The Group entered into long-term corporate power purchase agreements with suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.
In consideration of corporate social responsibility, the board of directors of ASE resolved the contributions of NT$10,000 thousand (US$319 thousand) in December 2025, to ASE Cultural and Educational Foundation for promoting the cultural and educational activities.

h .
In December 2013, in consideration of corporate social responsibility for environmental protection, the board of directors of ASE, approved the contributions of at least NT$100,000 thousand annually to be made in the next 30 years, with a total amount of at least NT$3,000,000 thousand
,
 for promoting environmental protection efforts in Taiwan. In December 2025, pursuant to a resolution of the board of directors of ASE, a contribution of

NT$100,000 thousand (US$3,188 thousand)
 was approved to be made to the ASE Environmental Protection and Sustainability Foundation.

38.	SIGNIFICANT EVENTS AFTER REPORTING PERIOD

a.
On March 24, 2026, the board of directors of SPIL approved the acquisition of a factory building and related ancillary facilities located in Xinshi District, Tainan City from a non-related party for a total consideration of NT$6,325,000 thousand (US$201,626 thousand).

b.
On March 27, 2026, the board of directors resolved to pay cash dividends of NT$6.6 (US$0.2) per share, and also resolved the remuneration to directors and employees’ compensation in the amount of NT$96,000 thousand (US$3,060 thousand) and NT$101,339 thousand (US$3,230 thousand), respectively.

c.
On March 27, 2026, the board of directors of ASE Electronics (M) Sdn. Bhd. resolved t
o acq
uire 100% shareholdings of Analog Devices Sdn. Bhd. for a total consideration of US$108,849 thousand (approximately NT$3,398,806 thousand).

39.	OTHERS

a.
On December 20, 2013, the Kaohsiung Environmental Protection Bureau (the “KEPB”) imposed an administrative fine of NT$102,014 thousand (the “Original Fine”) upon ASE for violation of the Water Pollution Control Act. After ASE sought administrative remedies against the Original Fine, the Original Fine has been revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB is ordered to refund the Original Fine to ASE. On December 27, 2019, KEPB has refunded NT$55,062 thousand to ASE. On February 10, 2020, KEPB re-imposed an administrative fine of NT$46,952 thousand (the “New Fine”) upon ASE and offset the New Fine by the remaining amount which shall be refunded to ASE. Therefore, no additional payment that ASE should make for the New Fine. After ASE filed an administrative appeal against the New Fine, the Administrative Appeal Review Committee of Kaohsiung City Government has revoked the New Fine on December 15, 2020 and remanded to KEPB for another legitimate administrative action. On July 10, 2024, KEPB and ASE signed the administrative contract that ASE would pay an administrative fine of NT$260 thousand and fulfill ASE’s corporate social responsibilities by contributing a special fund of NT$50,000 thousand to KEPB for the technology research and development of water pollution prevention. KEPB and ASE reached a settlement on this case. In addition, the KEPB has refunded the aforementioned administrative fine of NT$46,952 thousand to ASE.

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
The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2024

Monetary financial assets
US$	$6,048,894	US$1=NT$32.785	$198,312,976
US$	1,628,924	US$1=RMB7.1884	53,404,267
US$	65,252	US$1=EUR0.9626	2,139,276
JPY	8,604,226	JPY1=NT$0.2099	1,806,027
JPY	236,858	JPY1=US$0.0064	49,716

Monetary financial liabilities
US$	5,920,586	US$1=NT$32.785	194,106,411
US$	935,436	US$1=RMB7.1884	30,668,260
US$	35,135	US$1=EUR0.9626	1,151,894
JPY	9,430,081	JPY1=NT$0.2099	1,979,374
JPY	1,598,522	JPY1=US$0.0064	335,530

December 31, 2025

Monetary financial assets
US$	7,826,792	US$1=NT$31.430	245,996,086
US$	1,442,793	US$1=RMB7.0288	45,346,978
US$	51,566	US$1=EUR0.8511	1,620,718
JPY	13,178,438	JPY1=NT$0.2008	2,646,231
JPY	185,975	JPY1=RMB0.0449	37,344
JPY	313,605	JPY1=US$0.0064	62,972

Monetary financial liabilities
US$	7,753,291	US$1=NT$31.430	243,685,945
US$	1,170,697	US$1=RMB7.0288	36,794,998
US$	45,728	US$1=EUR0.8511	1,437,230
JPY	24,705,027	JPY1=NT$0.2008	4,960,770
JPY	2,254,526	JPY1=RMB0.0449	452,709
JPY	1,020,834	JPY1=US$0.0064	204,984
The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Year Ended December 31
	2023		2024		2025
Functional Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)
		NT$		NT$		NT$	US$ (Note 4)

US$	US$1=NT$30.705	$162,827	US$1=NT$32.785	$(937,503)	US$1=NT$31.430	$125,528	$4,002
NT$		822,098		(4,826,783)		4,304,036	137,202
RMB	RMB1=NT$4.3352	(4,612)	RMB1=NT$4.5608	122,494	RMB1=NT$4.4716	(904,343)	(28,828)

		$980,313		$(5,641,792)		$3,525,221	$112,376

41.	OPERATING SEGMENTS INFORMATION
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

F-11
6

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

a.	Segment revenues and operation results

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2023

Revenue from external customers	$256,805,887	$49,879,923	$268,218,002	$7,010,659	$-	$581,914,471
Inter-group revenues (Note 1)	4,550,622	447,279	26,639,833	6,776,002	(38,413,736)	-
Segment revenues	261,356,509	50,327,202	294,857,835	13,786,661	-	620,328,207
Interest income	188,704	124,443	1,087,121	113,139	-	1,513,407
Interest expense	(2,907,679)	(720,145)	(1,816,814)	(794,272)	-	(6,238,910)
Depreciation and amortization	(34,110,372)	(16,173,653)	(5,335,496)	(2,482,342)	-	(58,101,863)
Share of the profit or loss of associates and joint ventures	916,310	134,667	38,211	(8,588)	-	1,080,600
Impairment loss	(81,133)	(65,437)	-	-	-	(146,570)
Segment profit before income tax	25,405,636	9,369,875	9,216,053	(1,379,741)	-	42,611,823
Expenditures for segment assets	27,881,152	13,664,416	6,207,532	1,005,549	-	48,758,649

December 31, 2023

Investments accounted for using the equity method	15,159,266	2,338,125	2,160,112	20,811	-	19,678,314
Contract assets	4,066,174	1,033,902	-	-	-	5,100,076

For the year ended December 31, 2024

Revenue from external customers	261,731,413	54,561,480	271,293,309	7,823,383	-	595,409,585
Inter-group revenues (Note 1)	5,829,221	420,691	35,110,458	6,536,547	(47,896,917)	-
Segment revenues	267,560,634	54,982,171	306,403,767	14,359,930	-	643,306,502
Interest income	223,222	182,106	1,409,437	68,753	-	1,883,518
Interest expense	(2,701,084)	(766,292)	(2,062,626)	(1,217,841)	-	(6,747,843)
Depreciation and amortization	(33,951,864)	(17,457,538)	(5,895,380)	(2,510,430)	-	(59,815,212)
Share of the profit or loss of associates and joint ventures	698,852	53,574	152,996	(8,720)	-	896,702
Impairment loss	(121,992)	(2,845)	(51,186)	-	-	(176,023)
Segment profit before income tax	28,948,970	10,616,147	7,594,473	(5,426,217)	-	41,733,373
Expenditures for segment assets	58,566,380	31,397,079	5,551,760	692,327	-	96,207,546

December 31, 2024

Investments accounted for using the equity method	15,422,237	2,618,682	2,355,629	26,792	-	20,423,340
Contract assets	4,337,297	1,303,020	-	-	-	5,640,317

For the year ended December 31, 2025

Revenue from external customers	308,342,594	71,900,228	257,192,747	7,952,141	-	645,387,710
Inter-group revenues (Note 1)	5,671,362	557,926	31,708,367	8,430,074	(46,367,729)	-
Segment revenues	314,013,956	72,458,154	288,901,114	16,382,215	-	691,755,439
Interest income	158,334	178,655	1,471,308	71,388	-	1,879,685
Interest expense	(3,247,286)	(1,199,998)	(1,931,523)	(1,099,593)	-	(7,478,400)
Depreciation and amortization	(37,261,275)	(22,205,667)	(5,622,193)	(2,350,702)	-	(67,439,837)
Share of the profit or loss of associates and joint ventures	648,174	33,103	145,186	(10,473)	-	815,990
Impairment loss	(47,482)	(38,030)	(40,192)	(480,277)	-	(605,981)
Segment profit before income tax	31,039,237	15,124,700	7,654,796	(2,515,637)	-	51,303,096
Expenditures for segment assets	113,391,501	51,649,837	5,894,373	680,818	-	171,616,529

December 31, 2025

Investments accounted for using the equity method	19,312,606	3,355,902	2,362,319	-	-	25,030,827
Contract assets	6,067,444	1,500,668	-	-	-	7,568,112

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2025

Revenue from external customers	$9,829,219	$2,292,006	$8,198,685	$253,495	$-	$20,573,405
Inter-group revenues (Note 1)	180,789	17,785	1,010,786	268,731	(1,478,091)	-
Segment revenues	10,010,008	2,309,791	9,209,471	522,226	-	22,051,496
Interest income	5,047	5,695	46,902	2,276	-	59,920
Interest expense	(103,516)	(38,253)	(61,572)	(35,052)	-	(238,393)
Depreciation and amortization	(1,187,800)	(707,863)	(179,222)	(74,934)	-	(2,149,819)
Share of the profit or loss of associates and joint ventures	20,663	1,055	4,628	(334)	-	26,012
Impairment loss	(1,514)	(1,212)	(1,281)	(15,310)	-	(19,317)
Segment profit before income tax	989,456	482,139	244,016	(80,192)	-	1,635,419
Expenditures for segment assets	3,614,648	1,646,472	187,898	21,703	-	5,470,721

December 31, 2025

Investments accounted for using the equity method	615,639	106,978	75,305	-	-	797,922
Contract assets	193,415	47,838	-	-	-	241,253

Note 1:	Inter-group revenues were eliminated upon consolidation.

F-11
7

Note 2:	The disaggregated product and service type from the Group’s contract with customer is the same as those disclosed in above reportable segment.

b.	Revenue from major products and services

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

Packaging service	$256,805,887	$261,731,413	$308,342,594	$9,829,219
Testing service	49,879,923	54,561,480	71,900,228	2,292,006
EMS	268,218,002	271,293,309	257,192,747	8,198,685
Others	7,010,659	7,823,383	7,952,141	253,495

	$581,914,471	$595,409,585	$645,387,710	$20,573,405

c.	Major customers
Except for NT$170,970,446 thousand, NT$174,486,187 thousand and NT$161,282,046 thousand (US$5,141,283 thousand)

of the operating revenues for each of the three years ended December 31, 2023, 2024, and 2025, respectively, which came from one customer (including other customers for whom OEM services were provided on its behalf) in packaging and EMS segments, no other

single customer accounted for 10% or more of the total operating revenues of the Group for the years ended December 31, 2023, 2024 and 2025.

d.	Geographical information
The Group’s revenue from external customers by location of headquarter and information about its non-current assets by location of assets are detailed below.

1)	Net revenues from external customers

	For the Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 4)

United States	$370,306,818	$358,708,176	$365,789,167	$11,660,477
Taiwan	70,492,517	89,274,839	115,968,173	3,696,786
Asia	75,316,422	82,989,985	97,824,930	3,118,423
Europe	65,026,966	63,429,243	64,908,598	2,069,130
Others	771,748	1,007,342	896,842	28,589

	$581,914,471	$595,409,585	$645,387,710	$20,573,405

2)	Non-current assets

	December 31
	2024	2025
	NT$	NT$	US$ (Note 4)

Taiwan	$291,081,213	$393,993,690	$12,559,569
China	70,968,611	72,078,909	2,297,702
Others	54,869,345	56,407,492	1,798,135

	$416,919,169	$522,480,091	$16,655,406

Non-current assets exclude financial instruments, post-employment benefit assets, and deferred tax assets.

F-11
8